Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 24, 2020

- and -

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE PROPOSED PLAN OF ARRANGEMENT INVOLVING GOLDEN QUEEN MINING CONSOLIDATED LTD. AND FALCO RESOURCES LTD.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

CORPORATE OFFICE

880 - 580 Hornby Street

Vancouver, British Columbia, V6C 3B6

The accompanying management information circular is first being mailed to shareholders of Golden Queen Mining Consolidated Ltd. on or about February 24, 2020.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

LETTER TO SHAREHOLDERS

February 20, 2020

Dear Golden Queen Shareholder:

The board of directors (the “Board”) of Golden Queen Mining Consolidated Ltd. (“Golden Queen” or the “Company”) cordially invites you to attend the special meeting (the “Meeting”) of the shareholders (the “Golden Queen Shareholders”) of Golden Queen to be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020 at 10:00 a.m. (Vancouver Time).

The Arrangement

At the Meeting, you will be asked to consider and vote upon a proposed arrangement (the “Arrangement”) between Golden Queen and Falco Resources Ltd. (“Falco”) pursuant to which Falco will acquire all of the issued and outstanding common shares of Golden Queen (the “Golden Queen Shares”). Each Golden Queen Shareholder (other than Falco or any Dissenting Shareholder (as defined in the accompanying management information circular)) will be entitled to receive 1.18 common shares of Falco (each whole common share, a “Falco Share”) for each Golden Queen Share held (the “Consideration”).

In accordance with the Arrangement, no fractional Falco Shares will be issued to any holder of Golden Queen Shares. If any holder of Golden Queen Shares is otherwise entitled to a fractional Falco Share pursuant to the terms of the Arrangement, the number of Falco Shares to be issued to that holder will be rounded down to the nearest whole number of Falco Shares (without any payment or compensation in lieu of such fractional Falco Share).

Premium

The Consideration values Golden Queen at approximately C$0.36 per share, representing a premium of approximately 44% to Golden Queen Shareholders based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020. Upon completion of the Arrangement, it is expected that Golden Queen Shareholders will hold approximately 7.1% of the Falco Shares on an outstanding basis.

Falco Resources Ltd.

Falco is an exploration and development stage company in the business of acquiring, exploring and developing mineral properties in Canada, mainly in the prolific Rouyn-Noranda mining district. Falco’s focus is on the exploration and development of its wholly-owned Horne 5 polymetallic deposit.

Additional information with respect to the business and affairs of Falco is set forth in Appendix “F” to the accompanying management information circular (the “Circular”).

Conditions

To be effective, the special resolution (the “Arrangement Resolution”) authorizing and approving the Arrangement must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Meeting. A copy of the Arrangement Resolution is set out in Appendix “A” of the Circular.

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If the Arrangement Resolution is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (as defined in the Plan of Arrangement), which will be at 12:01 a.m. (Montreal time) on the Effective Date (as defined in the Plan of Arrangement). The Effective Date is expected to be on or about March 27, 2020.

Lock-Up Agreements

Directors, officers and certain shareholders of Golden Queen holding in the aggregate approximately 11% of the outstanding Golden Queen Shares (12% on a fully diluted basis), have each entered into customary voting and support agreements to, among other things, vote in favour of the Arrangement at the Meeting.

Reasons for and Benefits of the Arrangement

In reaching its conclusions and formulating its recommendation that Golden Queen Shareholders vote FOR the Arrangement Resolution, the Board (other than Mr. Bryan Coates, a director of Golden Queen, in light of the fact that he is also a director of Falco, who disclosed his interest in, and abstained from voting on, the Arrangement) reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the special committee, composed of independent directors of the Board (the “Special Committee”), the financial and legal advisors of the Special Committee and the Board and input from Golden Queen’s senior management team. The Special Committee and the disinterested members of the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. The following is a summary of the principal reasons for the unanimous recommendations of the Special Committee and of the disinterested members of the Board that Golden Queen Shareholders vote FOR the Arrangement Resolution:

•	New Opportunity and Value for Shareholders. Golden Queen’s sole asset is cash. Prior to announcing the Arrangement, Golden Queen’s management ran an intensive review process to identify a new opportunity into which the Company’s cash could be deployed to create and unlock value for Golden Queen Shareholders. Falco’s wholly-owned Horne 5 Project was identified as an asset with attractive characteristics. The Special Committee and Board have concluded that the value offered to Golden Queen Shareholders under the arrangement agreement among Golden Queen and Falco dated February 10, 2020 (the “Arrangement Agreement”) is more favorable than the value that might have been realized by pursuing other opportunities, including the dissolution of the Company.
•	Premium for Shares. Golden Queen Shareholders will benefit from receiving a premium of approximately 44% based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020.
•	Likelihood of Consummation. The Special Committee considered the likelihood that the Arrangement would be completed, including its belief that there would not be regulatory impediments to the Arrangement, and the absence of other potential acquirors or strategic partners able to match Falco’s proposal terms or to act with sufficient speed and certainty to provide value to the Golden Queen Shareholders.
•	Fairness Opinion. The receipt of the oral fairness opinion, subsequently confirmed by the written fairness opinion (the “Fairness Opinion”), from Evans & Evans, Inc. (“Evans & Evans”) that, as of the date thereof, and subject to the assumptions, limitations and qualifications contained therein, the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders.
•	Superior Proposals. The Arrangement Agreement provides the Board the right to terminate the Arrangement Agreement to accept a superior proposal, subject to payment of a termination fee in the amount of C$200,000, representing approximately 3% of the aggregate value of the Consideration (the “Termination Fee”).
•	Shareholder Approval Required. The Arrangement requires approval of ⅔ of the votes cast on the Arrangement Resolution.
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•	Dissent Rights. Registered Shareholders (as defined herein) are entitled to dissent from the Arrangement Resolution in the manner provided for in Division 2 of Part 8 of the Business Corporations Act (British Columbia) as modified by the Plan of Arrangement, the Interim Order and the Final Order.
•	Ability to Change Recommendation to Golden Queen Shareholders. The Special Committee noted that subject to certain limitations set forth in the Arrangement Agreement, if the Board determines in good faith, after consultation with its outside legal counsels and financial advisor and in response to any development, change, event, effect, occurrence or circumstance that does not relate to a superior proposal and is not known as at the date of the Arrangement Agreement, the Board may make a change in recommendation to the Golden Queen Shareholders.
•	Termination Fees. The Special Committee considered the Termination Fee to be paid to Falco if the Arrangement Agreement is terminated upon the receipt of a superior proposal. The Special Committee believed that a termination fee of this size for the Arrangement would not, in and of itself, unduly deter a third party from making a superior proposal or inhibit the Board from evaluating, negotiating and, if appropriate, terminating the Arrangement Agreement and approving a superior proposal.
•	Remedies Available to the Company and Termination Rights. The Special Committee noted the Company could terminate the Arrangement Agreement if Falco was to breach or fail to perform any of the representations, warranties, covenants or other agreements contained in the Arrangement Agreement, which breach has prevented or would prevent the satisfaction of certain of the condition to the closing of the Arrangement, and that the Company could terminate the Arrangement Agreement to enter into a superior proposal subject to the payment of the Termination Fee.

Special Committee and Board Recommendation

The Board appointed the Special Committee to evaluate the Arrangement as well as explore potential alternatives to the Arrangement. In recommending that the Company enter into the Arrangement, the Special Committee carefully considered all aspects of the Arrangement, considered strategic alternatives and appointed legal and financial advisors to assist in the evaluation process. The Special Committee received the Fairness Opinion, which is described herein, from Evans & Evans. The Fairness Opinion concluded, subject to certain assumptions, limitations and qualifications, that the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders.

After careful consideration of the Company’s financial condition, the Fairness Opinion, and the lack of strategic alternatives, the Special Committee recommended that the Board approve the Arrangement on the basis that it is in the best interests of Golden Queen and is fair to the Golden Queen Shareholders. The Board (other than a director in common of Falco and Golden Queen who abstained from voting on the Arrangement) unanimously recommends that the Golden Queen Shareholders vote FOR the Arrangement.

Vote Your Shares Today

Your vote is important, regardless of the number of Golden Queen Shares you own. If you are a registered shareholder, meaning that your name appears on the records of Golden Queen as the registered holder of Golden Queen Shares (a “Registered Shareholder”), you may wish to vote by proxy whether or not you attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing the enclosed form of proxy (the “Proxy”) and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions on the Proxy. You should ensure that the Proxy is received by Computershare at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

If you are a non-registered or beneficial shareholder, meaning your Golden Queen Shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided by your broker or other intermediary to vote your common shares. You may also consult the section in the Circular entitled “General Proxy Information - Proxy Voting - Beneficial Shareholders” for more detailed information.

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Shareholder Questions

If you have any questions about the Arrangement, please contact Brenda Dayton, Corporate Secretary, by telephone at 1-604-417-7952 or by email at bdayton@goldenqueen.com.

On behalf of Golden Queen, I would like to thank all our shareholders for their ongoing support.

Yours truly,

Paul M. Blythe

Chairman of the Special Committee

The enclosed Circular is dated February 20, 2020 and is expected to be first sent or given to shareholders of Golden Queen on or about February 24, 2020.

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of the shareholders (the “Golden Queen Shareholders”) of Golden Queen Mining Consolidated Ltd. (the “Company” or “Golden Queen”) will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020 at 10:00 a.m. (Vancouver Time) for the following purposes:

1.	to consider, pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated February 20, 2020, and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”), authorizing and approving an arrangement (the “Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”); and
2.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying and forming part of this Notice. The full text of the Arrangement Resolution is set forth in Appendix “A” to the accompanying Circular.

The Board has fixed February 18, 2020, as the record date for determining Golden Queen Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Only Golden Queen Shareholders of record at the close of business on that date will be entitled to notice of and to vote at the Meeting.

All registered Golden Queen Shareholders are invited to attend the Meeting in person, but even if you expect to be present at the Meeting, you are requested to mark, sign, date and return the enclosed form of proxy (“Proxy”) as promptly as possible as directed on the form to ensure your representation. Beneficial shareholders must complete the enclosed voting information form (“VIF”) and return it as directed on the VIF to ensure your representation. All Proxies must be received by our transfer agent not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting in order to be counted. All VIFs must be returned as directed and within the time specified on the VIF in order to be counted. Registered Golden Queen Shareholders attending the Meeting may vote in person even if they have previously voted by Proxy.

Registered Golden Queen Shareholders have the right to dissent with respect to the Arrangement Resolution, as more particularly described in the accompanying Circular. Those registered Golden Queen Shareholders who validly exercise dissent rights will be entitled to be paid fair value of their shares. In order to validly exercise dissent rights, registered shareholders must strictly comply with the dissent procedures as set out in Division 2 of Part 8 of the Business Corporations Act (British Columbia). See “The Arrangement - Dissent Rights” in the attached Circular.

Dated at Vancouver, British Columbia, this 20th day of February, 2020.

BY ORDER OF THE BOARD OF DIRECTORS By: /s/ Paul M. Blythe Paul M. Blythe, Director

Important Notice Regarding the Availability of Meeting Materials for

the Company’s Special Meeting of Shareholders to be held on March 24, 2020.

The Company’s Circular is available online at www.goldenqueen.com

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TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	I
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	5
GENERAL	9
SUMMARY	10
Date, Time and Place of Meeting	10
Record Date	10
Purpose of the Meeting	10
Shareholder Approval	10
Parties to the Arrangement	10
The Arrangement	10
Reasons for the Arrangement	11
Fairness Opinion	12
Effect of the Arrangement	12
Lock-Up Agreements	13
Recommendation of the Special Committee and Board	13
Exchange of Golden Queen Shares	13
Court Approval of the Arrangement	14
Interests of Certain Directors and Executive Officers of Golden Queen in the Arrangement	14
Rights of Dissent	14
Income Tax Considerations	14
Risk Factors	15
QUESTIONS AND ANSWERS	1
CAUTIONARY NOTE REGARDING DISCLOSURE	5
INFORMATION FOR U.S. SECURITYHOLDERS	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	7
GENERAL PROXY INFORMATION	8
Appointment of Proxyholder	8
Exercise of Discretion by Proxyholder	8
Proxy Voting	9
Revocation of Proxies	10
VOTING PROCEDURE	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	11
DIVIDEND RECORD AND POLICY	11
THE ARRANGEMENT	11
Background to the Arrangement	11
Procedure for the Arrangement to become Effective	12
Reasons for the Arrangement	13
Fairness Opinion	14
Effect of the Arrangement	15
Lock-Up Agreements	15
Recommendation of the Special Committee	16
Recommendation of the Board	16
Exchange of Golden Queen Shares	17
Court Approval	18
Interests of Certain Persons in the Arrangement	18
Regulatory Approvals	19
Effective Date of Arrangement	19
Dissent Rights	19

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Income Tax Considerations	21
THE ARRANGEMENT AGREEMENT	21
Representations and Warranties	21
Conditions to the Arrangement Becoming Effective	22
Covenants	24
Non-Solicitation	30
Termination	31
Insurance and Indemnification	33
RISK FACTORS	33
Risks Related to the Arrangement	33
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	35
Holders Resident in Canada	36
Holders Not Resident in Canada	38
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	40
Scope of This Disclosure	40
Certain U.S. Federal Income Tax Consequences of the Arrangement	42
Ownership and Disposition of Falco Shares	45
Additional Considerations	48
SECURITIES LAWS AND CONSIDERATIONS	49
Status under Canadian Securities Laws	49
Issuance and Resale of Falco Shares under Canadian Securities Laws	49
Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions	49
U.S. Securities Law Matters	50
INFORMATION CONCERNING GOLDEN QUEEN	51
Documents Incorporated by Reference	51
General	52
Trading Price and Volume	52
Consolidated Capitalization	53
Prior Sales	53
INFORMATION CONCERNING FALCO	53
INFORMATION CONCERNING THE COMBINED COMPANY	54
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	54
AUDITORS AND TRANSFER AGENT	54
MANAGEMENT CONTRACTS	54
OTHER MATTERS	54
ADDITIONAL INFORMATION	54
OTHER MATERIAL FACTS	54
MISCELLANEOUS	54
CERTIFICATE	55
CONSENT OF EVANS & EVANS, INC.	56

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APPENDICES

APPENDIX “A”	ARRANGEMENT RESOLUTION	A-1
APPENDIX “B”	PLAN OF ARRANGEMENT	B-1
APPENDIX “C”	FAIRNESS OPINION	C-1
APPENDIX “D”	INTERIM ORDER	D-1
APPENDIX “E”	NOTICE OF HEARING OF PETITION	E-1
APPENDIX “F”	INFORMATION CONCERNING FALCO	E-1
APPENDIX “G”	INFORMATION CONCERNING THE COMBINED COMPANY	F-1
APPENDIX “H”	DISSENT PROVISIONS OF THE BCBCA	G-1

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GOLDEN QUEEN MINING CONSOLIDATED LTD.
880 - 580 Hornby Street

Vancouver, British Columbia, V6C 3B6

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF SHAREHOLDERS

March 24, 2020

GENERAL

This management information circular (the “Circular”), including all appendices hereto, is being furnished in connection with the solicitation of proxies by or on behalf of management of Golden Queen Mining Consolidated Ltd. (the “Company” or “Golden Queen”), a British Columbia corporation, for use at the special meeting (the “Meeting”) of the shareholders (the “Golden Queen Shareholders”) of Golden Queen to be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020 at 10:00 a.m. (Vancouver Time), and at any adjournment(s) or postponement(s) thereof.

In this Circular, all references to “C$” are references to Canadian dollars and all references to “US$” are references to United States dollars. As at February 20, 2020, one Canadian dollar was equal to approximately US$0.7545, based on the exchange rate published by the Bank of Canada.

In this Circular, “Golden Queen Shares” means the common shares in the capital of the Company, “Registered Shareholders” means shareholders whose names appear on the records of the Company as the registered holders of Golden Queen Shares, and “Beneficial Shareholders” means shareholders who do not hold Golden Queen Shares in their own name, as further explained under “General Proxy Information - Proxy Voting - Beneficial Shareholders” below.

This Circular and the accompanying proxy card are being mailed to Golden Queen Shareholders on or about February 24, 2020. The Company is sending proxy-related materials directly to Registered Shareholders and intends to pay for intermediaries to forward the proxy-related materials to non-objecting and objecting Beneficial Shareholders under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and Rule 14a-7 of the Securities Exchange Act of 1934, as amended.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone or email by certain of the Company’s directors, officers and regular employees, who will not receive additional compensation for such solicitation. In addition, the Company will reimburse brokerage firms, custodians, nominees and fiduciaries for their expenses in forwarding solicitation materials to Beneficial Shareholders.

Our administrative offices are located at 880 - 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

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SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained elsewhere in this Circular, including the Appendices attached hereto. The full text of the Arrangement Agreement (as defined below) may be viewed on EDGAR at www.sec.gov and SEDAR at www.sedar.com under the filings made by Golden Queen. Shareholders may also request a copy of the Arrangement Agreement from Golden Queen free of charge. See the section of this Circular entitled “Additional Information”.

Date, Time and Place of Meeting

The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020 at 10:00 a.m. (Vancouver Time).

Record Date

The board of directors of the Company (the “Board”) has fixed February 18, 2020, at the close of business, as the record date for the determination of the Golden Queen Shareholders entitled to receive notice of the Meeting and to vote thereat (the “Record Date”).

Purpose of the Meeting

At the Meeting, Golden Queen will ask the Golden Queen Shareholders to consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed arrangement (the “Arrangement”) involving Golden Queen and Falco Resources Ltd. (“Falco”).

Shareholder Approval

To be effective, the Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Meeting. A copy of the Arrangement Resolution is set out in Appendix “A” of the Circular.

See “The Arrangement - Procedure for the Arrangement to become Effective”.

Parties to the Arrangement

Golden Queen is a company existing under the laws of the Province of British Columbia and is a “reporting issuer” in British Columbia, Alberta, Ontario and Québec. The Golden Queen Shares are currently listed for trading on the NEX board (the “NEX”) of the TSX Venture Exchange (the “TSXV”) under the symbol “GQM.H” and are quoted on the OTCQB Venture Market (the “OTCQB”) under the symbol “GQMND”.

Falco is a corporation existing under the federal laws of Canada and is a “reporting issuer” in each of the Provinces of Canada. The common shares in the capital of Falco (the “Falco Shares”) are currently listed for trading on the TSXV under the symbol “FPC”.

The Arrangement

The purpose of the Arrangement is to effect the combination of the businesses of the Company and Falco through the acquisition of all of the issued and outstanding Golden Queen Shares by Falco.

The Arrangement will result in the acquisition by Falco of all of the issued and outstanding Golden Queen Shares for the Consideration, being 1.18 Falco Shares for each Golden Queen Share. As a result of the Arrangement, Golden Queen will become a wholly-owned subsidiary of Falco.

As at the date hereof, there are 207,878,736 Falco Shares and 13,532,267 Golden Queen Shares issued and outstanding. Golden Queen Shareholders will own approximately 7.1% of the post-Arrangement Falco Shares on an undiluted basis (assuming no additional Falco Shares are issued by Falco prior to the Effective Date, no options or warrants to purchase Falco Shares are exercised and no Dissent Rights are exercised). The Arrangement will be implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to the terms of the arrangement agreement among Golden Queen and Falco dated February 10, 2020 (the “Arrangement Agreement”), the interim order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and the final order of the Court (the “Final Order”). See “The Arrangement”.

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 Reasons for the Arrangement

In reaching its conclusions and formulating its recommendation that Golden Queen Shareholders vote FOR the Arrangement Resolution, the Board (other than a director in common of Falco and Golden Queen, who disclosed his interest in, and abstained from voting on, the Arrangement) reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Special Committee, composed of independent directors of the Board, the financial and legal advisors of the Special Committee and the Board and input from Golden Queen’s senior management team. The Special Committee and the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. The following is a summary of the principal reasons for the unanimous recommendations of the Special Committee and of the disinterested members of the Board that Golden Queen Shareholders vote FOR the Arrangement Resolution:

•	New Opportunity and Value for Shareholders. Golden Queen’s sole asset is cash. Prior to announcing the Arrangement, Golden Queen’s management ran an intensive review process to identify a new opportunity into which the Company’s cash could be deployed to create and unlock value for Golden Queen Shareholders. Falco’s wholly-owned Horne 5 Project was identified as an asset with attractive characteristics. The Special Committee and Board have concluded that the value offered to Golden Queen Shareholders under the arrangement agreement among Golden Queen and Falco dated February 10, 2020 (the “Arrangement Agreement”) is more favorable than the value that might have been realized by pursuing other opportunities, including the dissolution of the Company.
•	Premium for Shares. Golden Queen Shareholders will benefit from receiving a premium of approximately 44% based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020.
•	Likelihood of Consummation. The Special Committee considered the likelihood that the Arrangement would be completed, including its belief that there would not be regulatory impediments to the Arrangement, and the absence of other potential acquirors or strategic partners able to match Falco’s proposal terms or to act with sufficient speed and certainty to provide value to the Golden Queen Shareholders.
•	Fairness Opinion. The receipt of the oral fairness opinion, subsequently confirmed by the written fairness opinion (the “Fairness Opinion”), from Evans & Evans, Inc. (“Evans & Evans”) that, as of the date thereof, and subject to the assumptions, limitations and qualifications contained therein, the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders.
•	Superior Proposals. The Arrangement Agreement provides the Board the right to terminate the Arrangement Agreement to accept a superior proposal, subject to payment of a termination fee in the amount of C$200,000, representing approximately 3% of the aggregate value of the Consideration (the “Termination Fee”).
•	Shareholder Approval Required. The Arrangement requires approval of ⅔ of the votes cast on the Arrangement Resolution.
•	Dissent Rights. Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided for in Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order.
•	Ability to Change Recommendation to Golden Queen Shareholders. The Special Committee noted that subject to certain limitations set forth in the Arrangement Agreement, if the Board determines in good faith, after consultation with its outside legal counsels and financial advisor and in response to any development, change, event, effect, occurrence or circumstance that does not relate to a superior proposal and is not known as at the date of the Arrangement Agreement, the Board may make a change in recommendation to the Golden Queen Shareholders.

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•	Termination Fees. The Special Committee considered the Termination Fee to be paid to Falco if the Arrangement Agreement is terminated upon the receipt of a superior proposal. The Special Committee believed that a termination fee of this size for the Arrangement would not, in and of itself, unduly deter a third party from making a superior proposal or inhibit the Board from evaluating, negotiating and, if appropriate, terminating the Arrangement Agreement and approving a superior proposal.
•	Remedies Available to the Company and Termination Rights. The Special Committee noted the Company could terminate the Arrangement Agreement if Falco was to breach or fail to perform any of the representations, warranties, covenants or other agreements contained in the Arrangement Agreement, which breach has prevented or would prevent the satisfaction of certain of the condition to the closing of the Arrangement, and that the Company could terminate the Arrangement Agreement to enter into a superior proposal subject to the payment of the Termination Fee.

We recommend that you review in detail the potential benefits and risks associated with the Arrangement which are set out in under “The Arrangement - Reasons for the Arrangement” and “Risk Factors”.

Fairness Opinion

Evans & Evans was retained by the Special Committee to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be paid to Golden Queen Shareholders pursuant to the Arrangement Agreement.

On February 7, 2020, Evans & Evans verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by the Golden Queen Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix “C” to this Circular. The summary of the Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Under the engagement letter with Evans & Evans, Golden Queen has agreed to pay a fixed fee for the Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Evans & Evans for its services related to providing the Fairness Option, which are not contingent on the substance of the Fairness Opinion or the completion of the Arrangement.

The Fairness Opinion is not a recommendation to any Golden Queen Shareholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinion is only one factor that was taken into consideration by the Board in making its decision to recommend that the Golden Queen Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement - Recommendation of the Board”.

The Board urges Golden Queen Shareholders to review the Fairness Opinion carefully and in its entirety. See “The Arrangement - Formal Valuation Fairness Opinion” and Appendix “C”.

Effect of the Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each Golden Queen Share held by a Registered Shareholder who elects to exercise his, her or its right to dissent (a “Dissenting Shareholder”) shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Golden Queen, in consideration for a claim against Golden Queen in an amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and (i) the name of such holder will be removed from the central securities register as a holder of Golden Queen Shares and (ii) Golden Queen shall be recorded as the registered holder of the Golden Queen Shares so transferred and shall be deemed to be the legal owner of such Golden Queen Shares; and
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(b)	each Golden Queen Share outstanding immediately prior to the Effective Time held by a Golden Queen Shareholder (other than Falco or any Dissenting Shareholder), shall be deemed to be transferred by the holder thereof to Falco in exchange for the Consideration and Falco shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to Section 3.3, Section 3.4 and Article 5 of the Plan of Arrangement.

No fractional Falco Shares shall be issued in connection with the Arrangement. The total number of Falco Shares to be issued shall, without additional compensation, be rounded down to the nearest whole Falco Share in the event that any person would otherwise be entitled to a fractional Falco Share. See the Plan of Arrangement attached as Appendix “B” for additional information.

Lock-Up Agreements

Directors, officers and certain shareholders of Golden Queen holding in the aggregate approximately 11% of the outstanding Golden Queen Shares (12% on a fully diluted basis), have each entered into customary voting and support agreements to, among other things, vote in favour of the Arrangement at the Meeting.

See “The Arrangement - Lock-Up Agreements”.

Recommendation of the Special Committee and Board

After careful consideration, and taking into account the Fairness Opinion, consultation with its financial and legal advisors, and such matters as it considered relevant (as described above under “Reasons for the Arrangement”) the special committee, composed of independent directors of the Board (the “Special Committee”) unanimously determined that the Arrangement, as proposed in the Arrangement Agreement (as defined herein), is in the best interests of Golden Queen and is fair to Golden Queen Shareholders and recommended the Board approve the Arrangement and recommend that Golden Queen Shareholders vote for the Arrangement Resolution.

The disinterested members of the Board received the recommendation of the Special Committee, and after taking into account the Fairness Opinion, consulting with their financial and legal advisors, and considering such matters as they deemed relevant, the disinterested members of the Board determined that the Arrangement, as proposed in the Arrangement Agreement, is in the best interests of Golden Queen and is fair to Golden Queen Shareholders and approved the entering into of the Arrangement Agreement. The disinterested members of the Board recommend that Golden Queen Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement - Recommendation of the Special Committee” and “The Arrangement - Recommendation of the Board”.

Exchange of Golden Queen Shares

For each Registered Shareholder, accompanying this Circular is a letter of transmittal (the “Letter of Transmittal”). In order for a Registered Shareholder to receive the Consideration (as defined herein) for each Golden Queen Share held by such Registered Shareholder, such Registered Shareholder must deposit the certificate(s) or the applicable statement(s) evidencing the Golden Queen Shares held by such Registered Shareholder in book-based form in lieu of a physical certificate (a “DRS Statement”) representing his, her or its Golden Queen Shares with the depositary, TSX Trust Company of Canada (the “Depositary”). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Statement(s) for Golden Queen Shares deposited for the issuance of the Consideration pursuant to the Arrangement.

Any Golden Queen Shareholder whose Golden Queen Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Golden Queen Shares and should follow the instructions of such nominee in order to deposit such Golden Queen Shares with the Depositary.

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See “The Arrangement- Exchange of Golden Queen Shares”.

Court Approval of the Arrangement

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Golden Queen will apply to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia to be held on or about March 26, 2020 at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. Please see the Notice of Hearing of Petition, attached as Appendix “E” to this Circular, with respect to the hearing of the application for the Final Order for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Court has been advised that the Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Falco Shares in exchange for the Golden Queen Shares pursuant to the Arrangement.

See “The Arrangement - Court Approval”.

Interests of Certain Directors and Executive Officers of Golden Queen in the Arrangement

In considering the recommendation of the Board, Golden Queen Shareholders should be aware that certain members of the Board and executive officers of Golden Queen have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Golden Queen Shareholders generally.

See “Interests of Certain Persons in Matters to be Acted Upon”.

Rights of Dissent

Registered Shareholders are entitled to dissent from the Arrangement Resolution (the “Dissent Rights”) in the manner provided for in Division 2 of Part 8 of the BCBCA as may be modified by the Plan of Arrangement and the Interim Order, copies of which are attached as Appendix “H”, Appendix “B” and Appendix “D”, respectively, to this Circular, and as may be modified by the Final Order. A Registered Shareholder who wishes to exercise his, her or its Dissent Rights must strictly comply with the requirements of Division 2 of Part 8 of the BCBCA, as may be modified by the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of such Registered Shareholder’s Dissent Rights. Accordingly, each Registered Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with Division 2 of Part 8 of the BCBCA, as may be modified by the Plan of Arrangement, the Interim Order and the Final Order, and consult his, her or its legal advisor.

See “The Arrangement - Dissent Rights”.

Income Tax Considerations

Golden Queen Shareholders should consult their own tax advisors about the applicable Canadian, United States, foreign federal, provincial, state and local tax consequences of the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Golden Queen Shareholder.

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Risk Factors

Golden Queen Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Golden Queen and Falco, and to invest in Falco Shares. There are certain risk factors associated with the Arrangement and an investment in Falco Shares which should be carefully considered by Golden Queen Shareholders including the fact that the Arrangement may not be completed if, among other things, the Arrangement Resolution is not approved at the Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive.

See “Risk Factors”.

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QUESTIONS AND ANSWERS

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular and the enclosed Proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Proxy and the attached appendices to this Circular, all of which are important and should be reviewed carefully.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Golden Queen of proxies to be used at the Meeting to be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020, at 10:00 a.m. (Vancouver Time) for the purposes indicated in the attached Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)       you cannot attend the Meeting; or

2)       you plan to attend the Meeting but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Golden Queen Shares and related matters. Unless otherwise noted, all answers relate to both Registered Shareholders and Beneficial Shareholders. If you have any questions, please feel free to contact Brenda Dayton, the Corporate Secretary of Golden Queen at 1-604-417-7952 or bdayton@goldenqueen.com.

1.       What matters will be voted on at the Meeting?

At the Meeting, Golden Queen will ask the Golden Queen Shareholders to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution to approve the Arrangement.

See “The Arrangement”.

2.       Does the Board support the Arrangement?

Yes. The disinterested members of the Board, on recommendation of the Special Committee and based upon their own investigations, have unanimously determined that the Arrangement is in the best interests of Golden Queen and is fair to the Golden Queen Shareholders and recommend that Golden Queen Shareholders vote FOR the Arrangement Resolution.

In making its recommendations, the Special Committee and the Board considered a number of factors as described in this Circular. See “The Arrangement - Reasons for the Arrangement”, “The Arrangement - Recommendation of the Special Committee” and “The Arrangement - Recommendation of the Board”.

3.       Why should I support the Arrangement?

The benefits of the Arrangement to Shareholders include, but are not limited to:

•	New Opportunity and Value for Shareholders. Golden Queen’s sole asset is cash. Prior to announcing the Arrangement, Golden Queen’s management ran an intensive review process to identify a new opportunity into which the Company’s cash could be deployed to create and unlock value for Golden Queen Shareholders. Falco’s wholly-owned Horne 5 Project was identified as an asset with attractive characteristics. The Special Committee and Board have concluded that the value offered to Golden Queen Shareholders under the Arrangement Agreement is more favorable than the value that might have been realized by pursuing other opportunities, including the dissolution of the Company.
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•	Premium for Shares. Golden Queen Shareholders will benefit from receiving a premium of approximately 44% based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020.
•	Likelihood of Consummation. The Special Committee considered the likelihood that the Arrangement would be completed, including its belief that there would not be regulatory impediments to the Arrangement, and the absence of other potential acquirors or strategic partners able to match Falco’s proposal terms or to act with sufficient speed and certainty to provide value to the Golden Queen Shareholders.
•	Fairness Opinion. The receipt of the oral fairness opinion, subsequently confirmed by the Fairness Opinion from Evans & Evans, that, as of the date thereof, and subject to the assumptions, limitations and qualifications contained therein, the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders.
•	Superior Proposals. The Arrangement Agreement provides the Board the right to terminate the Arrangement Agreement to accept a superior proposal, subject to payment of the Termination Fee.
•	Shareholder Approval Required. The Arrangement requires approval of ⅔ of the votes cast on the Arrangement Resolution.
•	Dissent Rights. Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided for in Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order.
•	Ability to Change Recommendation to Golden Queen Shareholders. The Special Committee noted that subject to certain limitations set forth in the Arrangement Agreement, if the Board determines in good faith, after consultation with its outside legal counsels and financial advisor and in response to any development, change, event, effect, occurrence or circumstance that does not relate to a superior proposal and is not known as at the date of the Arrangement Agreement, the Board may make a change in recommendation to the Golden Queen Shareholders.
•	Termination Fees. The Special Committee considered the Termination Fee to be paid to Falco if the Arrangement Agreement is terminated upon the receipt of a superior proposal. The Special Committee believed that a termination fee of this size for the Arrangement would not, in and of itself, unduly deter a third party from making a superior proposal or inhibit the Board from evaluating, negotiating and, if appropriate, terminating the Arrangement Agreement and approving a superior proposal.
•	Remedies Available to the Company and Termination Rights. The Special Committee noted the Company could terminate the Arrangement Agreement if Falco was to breach or fail to perform any of the representations, warranties, covenants or other agreements contained in the Arrangement Agreement, which breach has prevented or would prevent the satisfaction of certain of the condition to the closing of the Arrangement, and that the Company could terminate the Arrangement Agreement to enter into a superior proposal subject to the payment of the Termination Fee.

We recommend that you review in detail the potential benefits and risks associated with the Arrangement set out under “The Arrangement - Reasons for the Arrangement” and “Risk Factors”.

4.        What will I receive for my Golden Queen Shares under the Arrangement?

If the Arrangement is completed, each holder of Golden Queen Shares at the Effective Time (as defined in the Plan of Arrangement), other than Falco and the Dissenting Shareholders, will receive, for each Golden Queen Share, 1.18 Falco Shares (the “Consideration”).

5.        What will happen to Golden Queen if the Arrangement is completed?

If the Arrangement is completed, Falco will acquire all of the issued and outstanding Golden Queen Shares at the Effective Time. As a result, immediately upon completion of the Arrangement, Golden Queen will become a subsidiary of Falco.

The Golden Queen Shares, which are currently listed for trading on the NEX and quoted on the OTCQB, will be delisted from the NEX and no longer quoted on the OTCQB following completion of the Arrangement.

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Falco also expects to apply to have Golden Queen cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in Canada.

6.        Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

All Golden Queen Shareholders as of the close of business on the Record Date, being February 18, 2020, are entitled to vote on the Arrangement Resolution at the Meeting. The Company’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), will count the votes.

7.       How do I vote?

If you are a Registered Shareholder, you may vote on the Arrangement by either attending the Meeting in person or by completing and returning the enclosed Proxy in accordance with its instructions. Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing the enclosed Proxy and returning it to Computershare in accordance with the instructions on the Proxy. You should ensure that the Proxy is received by Computershare at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.

Beneficial Shareholders who own Golden Queen Shares through their broker or other intermediary should follow the instructions provided by their intermediary. If you do not provide voting instructions to your broker or intermediary, you may lose your right to vote at the Meeting.

See “General Proxy Information - Proxy Voting” for more information on how to vote your Shares.

8.       How many votes are necessary to approve the Arrangement?

To be effective, the Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Meeting.

9.       Do I have dissent rights?

Only Registered Shareholders are entitled to Dissent Rights. Registered Shareholders that wish to exercise Dissent Rights must carefully follow the procedures specified in the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. If you are a Registered Shareholder and wish to exercise Dissent Rights, you should carefully review the requirements summarized in this Circular and the Interim Order, Division 2 of Part 8 of the BCBCA and the Plan of Arrangement, which are attached to this Circular as Appendices “D”, “H” and “B”, respectively, and consult with legal counsel. Failure to strictly adhere to the required procedure may lead to loss of Dissent Rights.

See “The Arrangement - Dissent Rights”.

10.       Are there any other approvals required for the Arrangement?

In addition to approval by the Golden Queen Shareholders, the Arrangement is subject to final approval from the NEX and TSXV. The Company has received conditional approval of the Arrangement from the NEX and the TSXV, but there is no guarantee that the Arrangement will receive final approval from such exchanges.

11.       When will the Arrangement be effective?

Subject to obtaining Court and other regulatory approvals as well as the satisfaction or waiver of all other conditions precedent, if Golden Queen Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed in or about March 2020.

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12.       What happens if the Arrangement is not approved by the Golden Queen Shareholders or does not close?

If the Arrangement is not approved by the Golden Queen Shareholders, the Arrangement Agreement will terminate. In certain termination circumstances, Golden Queen will be required to pay to Falco the Termination Fee. Golden Queen will still be required to pay its expenses associated with the Arrangement. Golden Queen will continue to have a going concern issue and its options will be limited to (i) proceeding with the liquidation of its assets and dissolution of the Company, or (ii) continuing to pursue an alternate transaction, the cost of which will continue to deplete the Company’s cash.

See “The Arrangement Agreement - Termination Fee” and “Risk Factors”.

13.       What are the Canadian and U.S. federal income tax consequences of the Arrangement to the Golden Queen Shareholders

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice to any particular Golden Queen Shareholder.

Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

14.       Who can I contact if I have questions?

If you would like additional copies of these materials or who have any questions about the Arrangement, the information contained in this Circular, or the Meeting, please contact Brenda Dayton of Golden Queen at 1-604-417-7952 or bdayton@goldenqueen.com.

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CAUTIONARY NOTE REGARDING DISCLOSURE

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Golden Queen for use at the Meeting and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is available with Golden Queen’s filings on EDGAR at www.sec.gov and SEDAR at www.sedar.com, or may be requested free of charge from Golden Queen, and is incorporated by reference into this Circular. Information contained in this Circular should not be construed as legal, tax or financial advice and Golden Queen Shareholders are urged to consult their own professional advisors in connection therewith.

Information contained in this Circular is given as of February 20, 2020, unless otherwise specifically stated.

INFORMATION FOR U.S. SECURITYHOLDERS

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Falco Shares to be issued to Golden Queen Shareholders in exchange for Golden Queen Shares under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued and exchanged in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) on the basis of the approval of the Court, and similar exemptions from registration under applicable U.S. state securities laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on February 20, 2020 and, subject to the approval of the Arrangement by the Golden Queen Shareholders, a hearing of the application for the Final Order will be held on March 26, 2020 at 10:00 a.m. (Pacific time) at the Court House, at 800 Smithe Street, Vancouver, British Columbia, Canada. All Golden Queen Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the Falco Shares to be issued to in exchange for the Golden Queen Shares pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Securities Laws and Considerations - U.S. Securities Law Matters” and “The Arrangement - Court Approval”.

The solicitation of proxies hereby is not subject to the proxy requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Furthermore, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with applicable Canadian corporate and securities laws. Golden Queen Shareholders in the United States (“U.S. Shareholders”) should be aware that such requirements are different than those of the United States.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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Subject to the SEC Modernization Rules described below, the United States reporting requirements are currently governed by the SEC Industry Guide 7 under the U.S. Securities Act.

The terms “mineral reserve” and “probable mineral reserve” as used or incorporated by reference in this Circular are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Furthermore, while the terms “mineral resource”, “indicated mineral resource” and “inferred mineral resource” as used or incorporated by reference in this Circular are defined in NI 43-101, these terms are not defined terms under SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this Circular and documents incorporated by reference herein may not qualify as “reserves” under SEC Industry Guide 7. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Falco or Golden Queen may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Falco or Golden Queen, as applicable, prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that either Falco or Golden Queen reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in the Circular and the documents incorporated by reference herein contain descriptions of Falco's and Golden Queen's mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Certain financial statements and information included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles and United States auditing and auditor independence standards.

U.S. Shareholders should be aware that the issue and exchange of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement and the ownership and disposition of Falco Shares for United States federal income tax purposes.

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The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falco and Golden Queen are incorporated or organized outside the United States, that most of their respective officers and directors and the experts named herein may be residents of a country other than the United States, and that all or a substantial portion of the assets of Falco, Golden Queen and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Falco, Golden Queen, their respective directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The Falco Shares to be issued to Golden Queen Shareholders in exchange for their Golden Queen Shares pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Falco after the Effective Date, or were “affiliates” of Falco within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Falco Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Securities Laws and Considerations - U.S. Securities Law Matters”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular constitute forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of any of the words “anticipate”, “continue”, “expect”, “may”, “will”, “proposed”, “should”, “believe”, “is subject” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this Circular should not be unduly relied upon. These forward-looking statements speak only as of the date of this Circular.

In particular, this Circular includes forward-looking statements pertaining to the following:

•	the completion of the Arrangement and the anticipated timing thereof;
•	the anticipated benefits and expectations of the Arrangement to Golden Queen and Golden Queen Shareholders;
•	the possible receipt of a superior proposal by Golden Queen;
•	the Company’s options and prospects should the Arrangement not be completed;
•	Golden Queen Shareholder approval and Court approval of the Arrangement;
•	regulatory and any third party approval of the Arrangement;
•	the ability of the Company and Falco to satisfy the other conditions to, and to complete, the Arrangement;
•	the potential termination of the Arrangement Agreement;
•	the principal steps to the Arrangement;
•	covenants of Golden Queen and Falco;
•	dilution due to future equity financing of Falco;
•	fluctuations in gold, silver and other metal prices and currency;
•	uncertainty to future production and cash resources of Falco;
•	capital requirement and operating risks associated with the operations or an expansion of the operations of Falco;
•	statements made in, and based upon, the Fairness Opinion; and
•	those risks set out in the Falco AIF and Falco Annual MD&A (as such terms are defined in Appendix “F” to this Circular) which are available on SEDAR under Falco’s issuer profile at www.sedar.com.

In respect of the forward-looking statements and information concerning the anticipated benefits, expectations and timing of the Arrangement, the Company has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Company to receive, in a timely manner and on satisfactory terms, the necessary regulatory, shareholder, Court and third party approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. Anticipated dates provided may change for a number of reasons, such as the inability to secure the necessary shareholder and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, Golden Queen Shareholders should not place undue reliance on the forward-looking statements and information contained in this Circular.

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Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Circular, including, without limitation, risk and uncertainties regarding:

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement, including a termination under circumstances that could require the Company to pay the Termination Fee to Falco;
•	the possibility that Golden Queen may be unable to identify and successfully complete another business venture or transaction if the Arrangement is not completed;
•	the amount of costs, fees, expenses and charges related to the Arrangement;
•	the possible adverse effect on Golden Queen’s business and the price of Golden Queen Shares if the Arrangement is not consummated in a timely manner or at all;
•	possible fluctuations in the value of the Consideration to be received by Golden Queen Shareholders upon completion of the Arrangement;
•	possible fluctuations in the market price of Falco Shares as a result of the issue of Falco Shares under the Arrangement and subsequent resale;
•	the effect that the exercise of the Dissent Rights of Golden Queen Shareholders may have on Golden Queen’s financial condition and cash resources if the Arrangement is completed;
•	uncertainties in the availability and success of future development opportunities; and
•	the other factors discussed under “The Arrangement - Reasons for the Arrangement” and “Risk Factors”.

Additional information on other factors that could cause actual events or actual results to differ materially from those contemplated by the forward-looking statements and information contained in this Circular may be found in our filings with the SEC on EDGAR, and with Canadian regulatory authorities on SEDAR, including the risk factors contained in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as applicable, and elsewhere in this Circular. The forward-looking statements and information contained in this Circular are based on our expectations, estimates and projections as of the date hereof, and should not be relied upon as representing our estimates as of any subsequent date.

The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Company does not undertake or assume any obligation to publicly update or revise any forward-looking statements. Golden Queen Shareholders should read this entire Circular and consult their own professional advisors to assess the legal issues, risk factors and other aspects of the Arrangement prior to voting.

GENERAL PROXY INFORMATION

Appointment of Proxyholder

The persons named as proxyholder in the accompanying Proxy or voting instruction form (“VIF”) were designated by the management of the Company (a “Management Proxyholder”). A Golden Queen Shareholder desiring to appoint some other person (an “Alternate Proxyholder”) to represent him or her at the Meeting may do so by inserting such other person’s name in the space indicated on the Proxy or VIF, or by completing another proper form of proxy. A person appointed as an Alternate Proxyholder need not be a shareholder of the Company.

Exercise of Discretion by Proxyholder

The proxyholder will vote for or against, as directed by a Golden Queen Shareholder on the Proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favor of matters described in the Proxy or VIF. In the absence of any direction as to how to vote the Golden Queen Shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed Proxy or VIF confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, management of the Company knows of no such amendments, variations or other matters. Golden Queen Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Circular carefully before submitting the Proxy. Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the matters to be considered at the Meeting.

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Proxy Voting

Registered Shareholders

If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(i)	completing, dating and signing the enclosed form of Proxy and returning it to Computershare, by mail or hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Canada;
(ii)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the Proxy Control Number; or
(iii)	using the internet through the website of Computershare at www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the Proxy Control Number.

In all cases you should ensure that the Proxy is received at least 48 hours before the Meeting or the adjournment thereof at which the Proxy is to be used. The chairman of the Meeting may elect to exercise his discretion to accept proxies received after the due date.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (shareholders who do not hold Golden Queen Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Golden Queen Shares).

If Golden Queen Shares are listed in an account statement provided to a Golden Queen Shareholder by a broker, then in almost all cases those Golden Queen Shares will not be registered in the Golden Queen Shareholder’s name on the records of the Company. Such Golden Queen Shares will more likely be registered under the names of the Golden Queen Shareholder’s broker or an agent of that broker (both referred to as intermediaries). In the United States, the vast majority of such Golden Queen Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically mails a scannable VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote. Golden Queen may utilize the Broadridge QuickVoteTM service to assist Golden Queen Shareholders with voting their shares.

By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Registered Shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Golden Queen Shares which they beneficially own.

The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Golden Queen Shares registered in the name of your intermediary, you, or a person designated by you (who need not be a Golden Queen Shareholder), may attend the Meeting as proxyholder for your intermediary and vote your Golden Queen Shares in that capacity. To exercise this right to attend the Meeting or appoint a proxyholder of your own choosing, you should insert the name of the desired representative in the blank space provided in the VIF. Alternatively, you may provide other written instructions requesting that you or your desired representative attend the Meeting as proxyholder for your intermediary. The completed VIF or other written instructions must then be returned in accordance with the instructions on the form.

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Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(a)	Executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal (if applicable) by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or
(b)	Personally attending the meeting and voting the Registered Shareholders Golden Queen Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Only Registered Shareholders have the right to revoke a Proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their Proxy, in accordance with the revocation procedures set out above.

VOTING PROCEDURE

A quorum for the transaction of business at the Meeting is one person present at the meeting representing in person or by proxy not less than 10% of the votes eligible to be cast at such meeting. Broker non-votes occur when a person holding Golden Queen Shares through a bank or brokerage account does not provide instructions as to how his or her Golden Queen Shares should be voted and the broker does not exercise discretion to vote those Golden Queen Shares on a particular matter. Abstentions and broker non-votes will be included in determining the presence of a quorum at the Meeting, but will not be counted as votes cast at the Meeting and, as a result, will have no effect on the outcome of the resolutions to be considered at the Meeting.

Golden Queen Shares for which Proxies are properly executed and returned will be voted at the Meeting in accordance with the directions noted thereon or, in the absence of directions, will be voted “FOR” the approval, by special resolution, of the Arrangement Resolution, other than broker non-votes, which will not be counted for or against such resolution. It is not expected that any matters other than those referred to in this Circular will be brought before the Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their discretion with respect to such matters.

To be effective, the Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Bryan Coates, a director of Golden Queen, currently sits on the board of directors of Falco. Mr. Coates owns approximately 0.01% of the issued and outstanding Golden Queen Shares.

In the interest of good governance, Mr. Coates will abstain from taking part in discussions, decisions, making recommendations, and voting on all matters relating to the Arrangement, including the voting on any resolutions relating to its approval in his capacity as a director.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On February 20, 2020 there were 13,532,267 Golden Queen Shares issued and outstanding, each Golden Queen Share carrying the right to one vote. Only Golden Queen Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding voting rights attached to the outstanding Golden Queen Shares.

To the knowledge of the directors and executive officers of the Company, the directors and executive officers of the Company beneficially own the following Golden Queen Shares of the Company:

Name and Address	Number of Shares	Approximate % of Total Issued
Bryan A. Coates Montreal, QC, Canada	1,700(1)	0.01%
Guy Le Bel Repentigny, QC, Canada	8,000(1)	0.06%
Bernard Guarnera Las Vegas, NV, USA	6,750(1)	0.05%
Paul M. Blythe Collingwood, ON, Canada	158,000(1)	1.17%
Brenda Dayton Vancouver, BC, Canada	Nil(1)	Nil
All Directors and officers	174,450	1.29%
(1)	These amounts exclude Golden Queen Shares issuable upon exercise of Golden Queen Options (as defined herein) as follows: 33,250 Golden Queen Shares issuable to Bryan A. Coates, 83,250 Golden Queen Shares issuable to Guy Le Bel, 33,250 Golden Queen Shares issuable to Bernard Guarnera, 15,000 Golden Queen Shares issuable to Paul M. Blythe and 22,000 Golden Queen Shares issuable to Brenda Dayton.

DIVIDEND RECORD AND POLICY

Golden Queen has not declared or paid any dividends on the Golden Queen Shares in the two years prior to the date of this Circular, and has no current intention to declare a dividend. Any decision to pay dividends on the Golden Queen Shares in the future will be made by the Board on the basis of earnings, financial requirements, and other conditions existing at such future time.

THE ARRANGEMENT

At the Meeting, Golden Queen Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which may be viewed on EDGAR at www.sec.gov and SEDAR at www.sedar.com under the filings made by Golden Queen, and the Plan of Arrangement, which is attached to this Circular as Appendix “B”. Shareholders may also request a copy of the Arrangement Agreement from Golden Queen free of charge. See the section of this Circular entitled “Additional Information”.

Background to the Arrangement

In May 2019, the Company completed the sale of all of its interest in the Soledad Mountain Mine (the “Soledad Mine”), its only material asset, following which, the Company’s sole asset was the cash on hand, including the proceeds from the sale of the Soledad Mine. Since May 2019, the Board has been exclusively engaged with the management of the Company in identifying and pursuing potential opportunities to create and unlock value for Golden Queen Shareholders. The Company has been working with Maxit Capital LP (“Maxit”), a financial advisory boutique specializing in mergers and acquisitions in the mining sector, since 2011. Maxit’s role has included to explore possible transactions to generate value for Golden Queen Shareholders, including merger and acquisition opportunities and strategic investors.

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During the fall of 2019, the Company identified a number of potential opportunities, culminating in the execution of a binding letter of intent with Great American Minerals Exploration, Inc. (”GAME”), as announced on October 28, 2019, with respect to a business combination transaction whereby Golden Queen would be the publicly traded entity representing the combined company at closing of the proposed transaction. The completion of the proposed transaction was subject to requisite approvals and a number of conditions precedent including the negotiation and execution of a definitive agreement and GAME causing the completion of various financings prior to completion of the proposed transaction. In the course of negotiating with GAME, the Company formed a special committee comprised of Messieurs Blythe and Coates, to consider and negotiate with GAME, in recognition of Mr. Guarnera’s role as a director of GAME. On November 18, 2019, the Company announced that it was not going to proceed with the transaction with GAME, following which it renewed its search for a transformative transaction for the Company and its shareholders.

With the assistance of Maxit, management again identified potential opportunities, resulting in the delivery of a number of non-binding expressions of interest from various parties. The Board met on January 10, 2020 to consider all of the proposals received and asked each of the directors and officers to declare any interest in any of the transactions. As a result of this review, the Board decided to proceed with the transaction with Falco and re-formed the special committee with Messieurs Blythe and Guarnera, in order to accommodate Mr. Coates’ conflict as a director of Falco.

In the course of deliberating on the transaction, the Special Committee directed management to re-engage with Evans & Evans who had been retained in the fall of 2019 and ultimately the Company again retained Evans & Evans to provide a fairness opinion in connection with the transaction with Falco.

As a result of these deliberations, on January 15, 2020, the Company accepted the letter of intent (the “LOI”) provided by Falco, which detailed a proposal to acquire all of the issued and outstanding Golden Queen Shares for 1.18 Falco Shares for each Golden Queen Share held representing a premium of approximately 44% to the value of a Golden Queen Share based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020.

On February 7, 2020, the Special Committee met with legal counsel and Evans & Evans to receive the Fairness Opinion from Evans & Evans and consider the Arrangement. Having undertaken a thorough review of, and carefully considered, information concerning the Arrangement, the Fairness Opinion from Evans & Evans and other matters, and after consulting with management and its financial and legal advisors, the Special Committee unanimously determined that the Fairness Opinion be accepted and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company and unanimously recommended that the Board determine that the Arrangement and the Arrangement Agreement are in the best interests of the Company and fair to the Golden Queen Shareholders, approve the entry into the Arrangement Agreement and recommend that the Golden Queen Shareholders vote FOR the Arrangement Resolution.

The disinterested members of the Board, based on the recommendations of the Special Committee and after consultation with its financial and legal advisors and its own deliberations, unanimously determined that the Fairness Opinion be accepted and that the Arrangement is in the best interests of the Company, is fair to the Golden Queen Shareholders and approved the entering into of the Arrangement Agreement and recommends to the Golden Queen Shareholders that they vote FOR the Arrangement Resolution.

Through and until February 10, 2020, the Company, Falco and their legal counsels worked to finalize the Arrangement Agreement and related documents. The Arrangement Agreement was executed by Golden Queen and Falco on the evening of February 10, 2020 and a joint news release relating thereto was disseminated in the morning of February 11, 2020.

Procedure for the Arrangement to become Effective

At the Meeting, the Golden Queen Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Meeting. Should Golden Queen Shareholders fail to approve the Arrangement Resolution by the requisite majority the Arrangement will not be completed.

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Unless otherwise directed, it is management’s intention to vote FOR the Arrangement Resolution. If you do not specify how you want your Golden Queen Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Montreal time)) on the Effective Date (which is expected to be on or about March 27, 2020).

The disinterested members of the Board have approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommend that the Golden Queen Shareholders vote FOR the Arrangement Resolution. See “The Arrangement - Recommendation of the Board” below.

Reasons for the Arrangement

The Special Committee and Board carefully considered all aspects of the Arrangement, and received advice from its financial and legal advisors. The Special Committee evaluated strategic alternatives, reviewed and reported on proposed transactions and carried out negotiations in good faith on behalf of the Company with regards to its proposed sale. In recommending the Arrangement, the Special Committee and the Board considered and evaluated a number of factors, including:

•	New Opportunity and Value for Shareholders. Golden Queen’s sole asset is cash. Prior to announcing the Arrangement, Golden Queen’s management ran an intensive review process to identify a new opportunity into which the Company’s cash could be deployed to create and unlock value for Golden Queen Shareholders. Falco’s wholly-owned Horne 5 Project was identified as an asset with attractive characteristics. The Special Committee and Board have concluded that the value offered to Golden Queen Shareholders under the Arrangement Agreement is more favorable than the value that might have been realized by pursuing other opportunities, including the dissolution of the Company.
•	Premium for Shares. Golden Queen Shareholders will benefit from receiving a premium of approximately 44% based on the trailing 20-day volume weighted average price of Falco Shares and 5-day volume weighted average price of Golden Queen Shares as of the close of trading on February 10, 2020.
•	Likelihood of Consummation. The Special Committee considered the likelihood that the Arrangement would be completed, including its belief that there would not be regulatory impediments to the Arrangement, and the absence of other potential acquirors or strategic partners able to match Falco’s proposal terms or to act with sufficient speed and certainty to provide value to the Golden Queen Shareholders.
•	Fairness Opinion. The receipt of the oral fairness opinion, subsequently confirmed by the Fairness Opinion from Evans & Evans, that, as of the date thereof, and subject to the assumptions, limitations and qualifications contained therein, the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders.
•	Superior Proposals. The Arrangement Agreement provides the Board the right to terminate the Arrangement Agreement to accept a superior proposal, subject to payment of the Termination Fee.
•	Shareholder Approval Required. The Arrangement requires approval of ⅔ of the votes cast on the Arrangement Resolution.
•	Dissent Rights. Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided for in Division 2 of Part 8 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order.
•	Ability to Change Recommendation to Golden Queen Shareholders. The Special Committee noted that subject to certain limitations set forth in the Arrangement Agreement, if the Board determines in good faith, after consultation with its outside legal counsels and financial advisor and in response to any development, change, event, effect, occurrence or circumstance that does not relate to a superior proposal and is not known as at the date of the Arrangement Agreement, the Board may make a change in recommendation to the Golden Queen Shareholders.
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•	Termination Fees. The Special Committee considered the Termination Fee to be paid to Falco if the Arrangement Agreement is terminated upon the receipt of a superior proposal. The Special Committee believed that a termination fee of this size for the Arrangement would not, in and of itself, unduly deter a third party from making a superior proposal or inhibit the Board from evaluating, negotiating and, if appropriate, terminating the Arrangement Agreement and approving a superior proposal.

•	Remedies Available to the Company and Termination Rights. The Special Committee noted the Company could terminate the Arrangement Agreement if Falco was to breach or fail to perform any of the representations, warranties, covenants or other agreements contained in the Arrangement Agreement, which breach has prevented or would prevent the satisfaction of certain of the condition to the closing of the Arrangement, and that the Company could terminate the Arrangement Agreement to enter into a superior proposal subject to the payment of the Termination Fee.

The Special Committee and the Board also considered a variety of risk factors concerning the Arrangement, including, but not limited to:

•	Failure to Complete the Arrangement. The risks and costs to Golden Queen if the Arrangement is not completed, including (i) the potentially adverse effect on Golden Queen’s trading price and the market’s perception of Golden Queen’s prospects, (ii) diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business relationships, and (iii) the payment of our expenses associated with the Arrangement.
•	Limits on Pursuing Alternatives. The Arrangement Agreement provided for the Termination Fee payable by Golden Queen if the Arrangement Agreement was terminated in certain circumstances, which may have discouraged other bidders. However, the Special Committee believed that the termination fee was customary and reasonable and would not unduly preclude a third party from making a superior proposal in accordance with the Arrangement Agreement.
•	Closing Conditions. The fact that completion of the Arrangement requires the satisfaction of closing conditions that are not within our control. This includes receipt of approvals from the Golden Queen Shareholders, the NEX and the TSXV. There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied.
•	Other Risks. See “Risk Factors” in this Circular.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board’s recommendations were made after considering all of the above-noted factors, in light of the Special Committee’s and Board’s knowledge of the business, financial condition and prospects of Golden Queen.

Fairness Opinion

Evans & Evans was retained by Golden Queen to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be paid to Golden Queen Shareholders pursuant to the Arrangement Agreement.

On February 7, 2020, Evans & Evans verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration to be received by the Golden Queen Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Golden Queen Shareholders. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix “C” to this Circular. The summary of the Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Under the engagement letter with Evans & Evans, Golden Queen has agreed to pay a fixed fee for the Fairness Opinion, plus applicable taxes and reasonable expenses incurred by Evans & Evans for its services related to providing the Fairness Opinion, which are not contingent on the substance of the Fairness Opinion or the completion of the Arrangement. Golden Queen has also agreed to indemnify Evans & Evans against certain liabilities in connection with its engagement.

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The Fairness Opinion is not a recommendation to any Golden Queen Shareholder as to how to vote or act on any matter relating to the Arrangement. The Fairness Opinion is only one factor that was taken into consideration by the Board in making its decision to recommend that the Golden Queen Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement - Recommendation of the Board”.

The Board urges Golden Queen Shareholders to review the Fairness Opinion carefully and in its entirety.

See “The Arrangement - Fairness Opinion” and Appendix “C”.

Effect of the Arrangement

As of the date hereof, there are 207,878,726 Falco Shares and 13,532,267 Golden Queen Shares issued and outstanding. In addition, as of the date hereof, an aggregate of 186,750 Golden Queen Shares are issuable upon the exercise of 186,750 options to purchase Golden Queen Shares (the “Golden Queen Options”) issued pursuant to Golden Queen’s stock option plan (the “Option Plan”). All Golden Queen Options shall be exercised and converted or cancelled in accordance with the Option Plan prior to the Effective Time. If the Arrangement is successfully completed, Golden Queen will become a wholly-owned subsidiary of Falco and there will be approximately 223,846,811 Falco Shares issued and outstanding, of which approximately 7.1% will be held by former Golden Queen Shareholders (assuming no additional Falco Shares are issued other than pursuant to the Arrangement).

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each Golden Queen Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Golden Queen, in consideration for a claim against Golden Queen in an amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and (i) the name of such holder will be removed from the central securities register as a holder of Golden Queen Shares and (ii) Golden Queen shall be recorded as the registered holder of the Golden Queen Shares so transferred and shall be deemed to be the legal owner of such Golden Queen Shares; and
(b)	each Golden Queen Share outstanding immediately prior to the Effective Time held by a Golden Queen Shareholder (other than Falco or any Dissenting Shareholder), shall be deemed to be transferred by the holder thereof to Falco in exchange for the Consideration and Falco shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to Section 3.3, Section 3.4 and Article 5 of the Plan of Arrangement.

No fractional Falco Shares shall be issued in connection with the Arrangement. The total number of Falco Shares to be issued shall, without additional compensation, be rounded down to the nearest whole Falco Share in the event that any person would otherwise be entitled to a fractional Falco Share. See the Plan of Arrangement attached as Appendix “B” for additional information.

Lock-Up Agreements

Concurrently with the execution and delivery of the Arrangement Agreement, Golden Queen delivered to Falco duly executed voting and support agreements (the “Lock-Up Agreements”) from each of the directors, executive officers and certain shareholders of Golden Queen (collectively, the “Locked-Up Shareholders”), pursuant to which they agreed, subject to the terms of their respective Lock-Up Agreements, to vote their Golden Queen Shares in favour of the Arrangement Resolution. As of the Record Date, 1,514,144 Golden Queen Shares and 164,750 Golden Queen Options were subject to the Lock-Up Agreements, representing approximately 11% of the Golden Queen Shares and 88% of the Golden Queen Options issued and outstanding on such date.

This section of the Circular describes the material provisions of the Lock-Up Agreements, but does not purport to be complete and may not contain all of the information about the Lock-Up Agreements. This summary is qualified in its entirety by reference to the Lock-Up Agreements, copies of which are available on SEDAR at www.sedar.com.

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Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder has agreed to, among other things:

(a)	vote their Golden Queen Shares (i) in favour of the Arrangement Resolution at the Meeting, and (ii) against any Acquisition Proposal (as defined in the Arrangement Agreement) and any other matter that could result in Golden Queen breaching a material term of the Arrangement Agreement or could be reasonably be expected to delay, impede or frustrate the successful completion of the Arrangement;
(b)	not exercise their Dissent Rights;
(c)	not, directly or indirectly, (i) make, solicit, initiate, entertain, encourage, promote or facilitate, any inquiries or the making of any proposals regarding an Acquisition Proposal (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; or (iii) make any public announcement or take any action inconsistent with the recommendation of the Board to approve the Arrangement;
(d)	immediately cease and cause its Representatives (as defined in the Arrangement Agreement) to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;
(e)	promptly (and in any event within twenty-four hours after it has received any Acquisition Proposal, amendment to any Acquisition Proposal, or request for non-public information relating to the Corporation in relation to an Acquisition Proposal) notify Falco; and
(f)	not to directly or indirectly, sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in a trust or otherwise convey, dispose or encumber, or enter into any agreement, understanding, option or other arrangement with respect to the transfer of, any of its Golden Queen Shares and Golden Queen Options to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Golden Queen Shares and Golden Queen Options into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Golden Queen Shares and Golden Queen Options other than pursuant to the Lock-Up Agreements, (iii) otherwise enter into any agreement or arrangement that could limit, restrict or affect the Locked-Up Shareholder’s legal power, authority, or right to vote any of its Golden Queen Shares and Golden Queen, or (iv) requisition or join in the requisition of any meeting of any of the shareholders of Golden Queen for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Locked-Up Shareholder from exercising, converting, redeeming or agreeing to cancel its Golden Queen Shares and Golden Queen Options in accordance with their terms or the Arrangement Agreement.

The Lock-Up Agreements will terminate on the earlier of the Effective Time, the mutual written agreement between the Locked-Up Shareholders and Falco or the termination of the Arrangement Agreement in accordance with its terms.

Recommendation of the Special Committee

After careful consideration, and taking into account the Fairness Opinion, consultation with its financial and legal advisors, and such matters as it considered relevant (as described above under “Reasons for the Arrangement”) the Special Committee unanimously determined that the Arrangement, as proposed in the Arrangement Agreement, is in the best interests of Golden Queen and is fair to Golden Queen Shareholders and recommended the Board approve the Arrangement and recommend that Golden Queen Shareholders vote for the Arrangement Resolution.

Recommendation of the Board

The disinterested members of the Board received the recommendation of the Special Committee, and after taking into account the Fairness Opinion, consultation with their financial and legal advisors, as well as such matters as they considered relevant (as described above under “Reasons for the Arrangement”), the disinterested members of the Board determined that the Arrangement, as proposed in the Arrangement Agreement, is in the best interests of Golden Queen and is fair to the Golden Queen Shareholders and approved the entering into of the Arrangement Agreement. The disinterested members of the Board recommend that Golden Queen Shareholders vote FOR the Arrangement Resolution.

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Exchange of Golden Queen Shares

For each Registered Shareholder, accompanying this Circular is a Letter of Transmittal. Golden Queen has enclosed an envelope with the materials provided to Golden Queen Shareholders in connection with the Meeting in order to assist Golden Queen Shareholders with returning Letters of Transmittal and related documents to the Depositary.

In order for a Registered Shareholder to receive the Consideration for each Golden Queen Share held by such Registered Shareholder, such Registered Shareholder must deposit the certificate(s) or DRS Statement(s) representing his, her or its Golden Queen Shares with the Depositary. The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Statements for Golden Queen Shares deposited for the issuance of the Consideration pursuant to the Arrangement.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Consideration for Golden Queen Shares will be made only after timely receipt by the Depositary of a duly completed and signed Letter of Transmittal, together with certificates representing such Golden Queen Shares or applicable DRS Statements and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may require from time to time, acting reasonably. The Depositary will issue the Consideration a Golden Queen Shareholder is entitled to receive in accordance with the instructions in the Letter of Transmittal. Falco reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary. As soon as practicable following the later of the Effective Date and the deposit of the Golden Queen Shares, including delivery of the Letter of Transmittal, certificates or DRS Statement(s) and other corresponding documents required from the Golden Queen Shareholder, the Depositary shall forward the Consideration issuable to the applicable Golden Queen Shareholder in accordance with the Plan of Arrangement and the instructions in the Letter of Transmittal.

Any Beneficial Shareholder whose Golden Queen Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Golden Queen Shares and should follow the instructions of such nominee in order to deposit such Golden Queen Shares with the Depositary.

The method used to deliver a Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Golden Queen Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. Golden Queen recommends that the necessary documentation be hand delivered to the Depositary and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest on the Consideration to be issued in connection with the Arrangement accrue or be paid by Falco, Golden Queen or the Depositary to persons delivering a Letter of Transmittal in connection with the Arrangement, regardless of any delay in making such payment.

Certificates representing Falco Shares will be forwarded by first class mail to the addresses supplied in the Letter of Transmittal, if any, or to the address of the Registered Shareholder as last shown on record with Golden Queen, or held at an office of the Depositary set out in the Letter of Transmittal for pick-up. Delivery of such certificates representing Falco Shares in accordance with a Golden Queen Shareholder’s instructions in the Letter of Transmittal will be deemed to constitute receipt by such Golden Queen Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Golden Queen Shares that were transferred or surrendered pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, then the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Shareholder of such Golden Queen Shares and the receipt by the Depositary of a Letter of Transmittal and any other documents the Depositary requires, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration which such Registered Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such issuance in relation to any lost, stolen or destroyed certificate, the Registered Shareholder to whom the issuance is made will, as a condition precedent to the delivery of such Consideration, be required to give a bond and indemnity satisfactory to Falco, Golden Queen and the Depositary in such sum as Falco, Golden Queen and the Depositary may direct or otherwise indemnify Falco, Golden Queen and the Depositary in a manner satisfactory to Falco, Golden Queen and the Depositary against any claim that may be made against Falco, Golden Queen and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

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Cancellation of Rights after Six Years

If any former Registered Shareholder fails to deliver to the Depositary on or before the sixth anniversary of the Effective Date the Letter of Transmittal, the certificates or DRS Statement(s) representing the Golden Queen Shares held by such Golden Queen Shareholder and any other certificates, documents or instruments required to be delivered to the Depositary in order for such Golden Queen Shareholder to receive the Consideration which such former holder is entitled to receive, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Falco or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Golden Queen Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Falco and will be cancelled. None of Falco nor Golden Queen will be liable to any person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Falco or Golden Queen or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Court Approval

An arrangement under the BCBCA requires Court approval. Prior to mailing the Circular, Golden Queen obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “D” to this Circular. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Golden Queen will apply to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia to be held on or about March 26, 2020 at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. Any Golden Queen Shareholder wishes to appear or be represented and/or present evidence or arguments at the hearing must file and serve a Response to Petition no later than 4:00 p.m. (Vancouver time) on March 25, 2020, along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition and to satisfy any other requirements of the Court. Only those persons having previously served a Response to Petition in compliance with the Interim Order and the Notice of Hearing of Petition will be given notice of any postponement, adjournment or rescheduled date. Golden Queen Shareholders are advised to consult their legal advisors as to the necessary requirements. Please see the Notice of Hearing of Petition, attached as Appendix “E” to this Circular, with respect to the hearing of the application for the Final Order for further information on participating or presenting evidence at the hearing for the Final Order.

The Court may approve the Arrangement either as proposed or as amended or any manner the Court may direct, subject to compliance of such terms and conditions, if any, as the Court sees fit.

The Falco Shares to be issued to Golden Queen Shareholders in exchange for their Golden Queen Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and exchanged in reliance upon the Section 3(a)(10) Exemption and similar exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the issuance of the Falco Shares to Golden Queen Shareholders in exchange for their Golden Queen Shares pursuant to the Arrangement will not require registration under the U.S. Securities Act. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the Section 3(a)(10) Exemption with respect to the issuance and exchange of the Falco Shares for the Golden Queen Shares pursuant to the Arrangement.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Golden Queen Shareholders should be aware that certain members of the Board have interests in connection with the Arrangement that may create actual or potential conflicts of interest in connection with the Arrangement. These interests include the fact that Bryan Coates currently sits on the boards of directors of both Golden Queen and Falco. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement - Recommendation of the Board”. These interests are described in further detail in “Interests of Certain Persons in Matters to be Acted Upon”.

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Regulatory Approvals

The Golden Queen Shares are currently listed for trading on the NEX and are quoted on the OTCQB. Golden Queen is a reporting issuer in British Columbia, Alberta, Ontario and Québec. Golden Queen must obtain all necessary approvals of the NEX to the Arrangement. Golden Queen has received the conditional approval of the NEX for the Arrangement and for the related transactions described in this Circular. Golden Queen may not complete the Arrangement and such related transactions until the NEX is in a position to provide its final approval.

The Falco Shares are currently listed for trading on the TSXV and Falco is a reporting issuer in each of the Provinces of Canada. Falco must obtain all necessary approvals of the TSXV to the Arrangement, including, but not limited to, the TSXV’s approval of the listing of the Falco Shares to be issued to Golden Queen Shareholders in connection with the Arrangement. Falco has received the conditional approval of the TSXV for the listing of the Falco Shares to be issued to Golden Queen Shareholders in connection with the Arrangement and for the related transactions described in this Circular. Falco may not complete the Arrangement and such related transactions until the TSXV is in a position to provide its final approval.

Golden Queen Shareholders should be aware that Golden Queen cannot provide any assurances that such approvals will be obtained.

Effective Date of Arrangement

If (a) the Arrangement Resolution is approved at the Meeting; (b) the Final Order is obtained approving the Arrangement; (c) the required regulatory approvals to the Arrangement have been received by Falco and Golden Queen; (d) every requirement of the BCBCA relating to the Arrangement has been complied with; and (e) all other conditions disclosed under “The Arrangement Agreement - Conditions Precedent to the Arrangement” and all other conditions contained in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered under the Arrangement Agreement have been delivered, the Arrangement will become effective on the Effective Date at the Effective Time.

Notwithstanding the approval of the Arrangement Resolution by the Golden Queen Shareholders and subject to the terms of the Arrangement Agreement, the Arrangement Resolution authorizes the directors of Golden Queen not to proceed with the Arrangement without further approval from the Golden Queen Shareholders.

Dissent Rights

As contemplated in the Plan of Arrangement and the Interim Order, copies of which are attached as Appendix “B” and Appendix “D”, respectively, to this Circular, Registered Shareholders may exercise Dissent Rights in respect of the Arrangement Resolution. The Dissent Rights adopt the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, as may be modified by the Plan of Arrangement, the Interim Order and the Final Order. A copy of Division 2 of Part 8 of the BCBCA is attached as Appendix “H” to this Circular.

The following is a summary of the Dissent Rights. Such summary is not a comprehensive statement of the procedures to be followed by a Registered Shareholder who seeks to exercise such Dissent Rights and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order, and Division 2 of Part 8 of the BCBCA, which are attached as Appendix “B”, Appendix “D” and Appendix “H”, respectively, to this Circular.

The procedures to be followed in exercising Dissent Rights are technical and complex. Any Registered Shareholders who wish to exercise their Dissent Rights should seek independent legal advice, as failure to comply strictly with the Dissent Rights may result in the loss or unavailability of their right of dissent.

A Dissenting Shareholder must dissent with respect to all Golden Queen Shares in which the holder owns a registered or beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Golden Queen c/o Blake, Cassels & Graydon LLP, Attn: Sean Boyle, 595 Burrard Street, Suite 2600, Vancouver, British Columbia V7X 1L3, or sean.boyle@blakes.com and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Pursuant to the Plan of Arrangement and the Interim Order, the Notice of Dissent must be received by Golden Queen not later than 5:00 p.m. (Vancouver time) on Friday, March 20, 2020 (or 8:00 p.m. (Toronto time)) or if the Meeting is adjourned or postponed on the date that is two Business Days preceding the date of the reconvened or postponed Meeting. Any failure by a Dissenting Shareholder to strictly comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights.

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Beneficial Shareholders who wish to dissent with respect to their Golden Queen Shares should be aware that only Registered Shareholders may exercise Dissent Rights. In many cases, Golden Queen Shares beneficially owned are registered either (i) in the name of an intermediary; or (ii) in the name of a clearing agency (such as CDS & Co.) of which the intermediary is a participant. Accordingly, Beneficial Shareholders will not be entitled to exercise their Dissent Rights directly, unless the Golden Queen Shares are re-registered in the Beneficial Shareholder’s name and the procedures to exercise Dissent Rights are strictly complied with. A Beneficial Shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom such Beneficial Shareholder deals in respect of its Golden Queen Shares and either: (i) instruct such intermediary to exercise the Dissent Rights on such Beneficial Shareholder’s behalf (which, if the Golden Queen Shares are registered in the name of CDS & Co. or other clearing agency, may require that the Golden Queen Shares first be re-registered in the name of such intermediary), or (ii) instruct such intermediary to re-register such Golden Queen Shares in the name of such Beneficial Shareholder, in which case such Beneficial Shareholder would be able to exercise the Dissent Rights directly without the involvement of such intermediary.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder who has delivered a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder. A Registered Shareholder need not vote his, her or its Golden Queen Shares against the Arrangement Resolution in order to dissent. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other person who beneficially owns Golden Queen Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting; and must dissent with respect to all of the Golden Queen Shares registered in his, her or its name beneficially owned by the Beneficial Shareholders on whose behalf he, she or it is dissenting.

The Notice of Dissent must set out the name of the Dissenting Shareholder, the number of Golden Queen Shares in respect of which the Notice of Dissent is being given (the “Notice Shares”) and whichever of the following is applicable: (a) if the Notice Shares constitute all of the Golden Queen Shares of which the Dissenting Shareholder is both the registered and beneficial owner and the Dissenting Shareholder holds no other Golden Queen Shares as beneficial owner, a statement to that effect; (b) if the Notice Shares constitute all of the Golden Queen Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Golden Queen Shares beneficially, a statement to that effect and the names of the Registered Shareholders of such additional Golden Queen Shares, the number of such additional Golden Queen Shares held by each of those registered owners and a statement that Notices of Dissent are being, or have been, sent with respect to all such additional Golden Queen Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a statement to that effect and the name and address of the Beneficial Shareholder and a statement that the Registered Shareholder is dissenting with respect to all Golden Queen Shares of the Beneficial Shareholder that are registered in such Registered Shareholder’s name.

Golden Queen is required, promptly after the later of: (i) the date on which it forms the intention to proceed with the Arrangement and (ii) the date on which the Notice of Dissent was received, to notify each Dissenting Shareholder of its intention to act on the Arrangement Resolution. If the Arrangement Resolution is approved and if Golden Queen notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required, within one month after Golden Queen gives such notice, to send to Golden Queen the certificates representing the Notice Shares if such shares are certificated, and a written statement that requires Golden Queen to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a statement signed by the Beneficial Shareholder is required which sets out whether the Beneficial Shareholder is the beneficial owner of other Golden Queen Shares and, if so, (i) the names of the registered owners of such Golden Queen Shares; (ii) the number of such Golden Queen Shares; and (iii) that dissent is being exercised in respect of all of such Golden Queen Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Golden Queen Shares and Golden Queen is deemed to have purchased them. Once the Dissenting Shareholder has done this, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Notice Shares.

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The Dissenting Shareholder and Golden Queen may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the payout value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, Golden Queen must then promptly pay that amount to the Dissenting Shareholder.

A Dissenting Shareholder loses his, her or its Dissent Right if, before full payment is made for the Notice Shares, Golden Queen abandons the corporate action that has given rise to the Dissent Rights (namely, the Arrangement), a court permanently enjoins the action, or the Dissenting Shareholder withdraws the Notice of Dissent with Golden Queen’s consent. When these events occur, Golden Queen must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights. If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights, Golden Queen will return to the Dissenting Shareholder the share certificates representing the Notice Shares that were delivered to Golden Queen, if any, and if the Arrangement is completed that Dissenting Shareholder will be deemed to have participated in the Arrangement.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. It is suggested that any Golden Queen Shareholder wishing to avail himself or herself of the Dissent Rights seek his, her or its own legal advice as failure to comply strictly with necessary procedures may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

It is a condition of Falco’s to the completion of the Arrangement that holders of no more than 5% of the issued and outstanding Golden Queen Shares have exercised Dissent Rights in respect of the Arrangement.

In no case will Golden Queen, Falco or any other person be required to recognize such holders as holders of Golden Queen Shares after the completion of the steps set forth in Section 3(a) of the Plan of Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Registered Shareholder in respect of the Golden Queen Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Golden Queen will be amended to reflect that such former holder is no longer the holder of such Golden Queen Shares as and from the completion of the steps in Section 3(a) of the Plan of Arrangement.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights based on the evidence presented at such hearing.

Income Tax Considerations

Golden Queen Shareholders should consult their own tax advisors about the applicable Canadian, United States, and foreign federal, provincial, state and local tax consequences of the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Golden Queen Shareholder.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Golden Queen’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All capitalized terms used in this section but not defined have the meanings ascribed to them in the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Golden Queen to Falco and representations and warranties made by Falco to Golden Queen. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms and as set out in the disclosure letter delivered by Golden Queen in connection with the Arrangement Agreement (the “Golden Queen Disclosure Letter”). In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Golden Queen Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

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The representations and warranties provided by Golden Queen in favour of Falco relate to, among other things, organization, capitalization, corporate power and authority, no violation, required approvals, public filings, financial statements, liabilities and indebtedness, no brokers, books and records, non-competition agreements, absence of certain changes or events, no default, litigation, compliance with laws, employment matters, tax matters, insurance, material contracts, related-party transactions, authorizations, environmental matters, disclosure controls and procedures, internal control over financial reporting, stock exchange compliance, reporting issuer status, due diligence material, investment company status, foreign private issuer status, “taxable Canadian corporation” (as defined in the Income Tax Act (Canada) (the “Tax Act”)) status, business practices, dividends, directors and officers and intellectual property.

The representations and warranties provided by Falco in favour of Golden Queen relate to organization, capitalization, corporate power and authority, no violation, public filings, property, operational matters, financial statements, disclosure controls and procedures, internal control over financial reporting, liabilities and indebtedness, books and records, non-competition agreements, absence of certain changes or events, no default, litigation, compliance with laws, tax matters, insurance, material contracts, related party transactions, authorizations, environmental matters, technical reports, mineral reserves and resources, stock exchange compliance, reporting issuer status, due diligence material, “Canadian corporation” (as defined in the Tax Act) status, dividends, business practices, directors and officers, intellectual property and securities law matters.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Golden Queen and Falco (together, the “Parties”) to complete the transactions contemplated in the Arrangement Agreement are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably;
(b)	approval of Golden Queen Shareholders shall have been obtained at the Meeting in accordance with applicable laws and the Interim Order;
(c)	the Final Order shall have been obtained in form and substance satisfactory to each of the Parties, acting reasonably;
(d)	there shall not be in force any law, or final, binding, non-appealable ruling, order or decree, and there shall not have been any action taken under any law or by any Governmental Entity or other regulatory authority, that is final, binding or non-appealable that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement;
(e)	the distribution of the Consideration shall be exempt from the prospectus and registration requirements of Applicable Securities laws either by virtue of exemptive relief from the applicable Securities Authorities of each of the provinces of Canada or by virtue of exemptions under Applicable Securities laws and shall not be subject to resale restrictions under Applicable Securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities);
(f)	(i) the TSXV shall have conditionally approved the listing thereon of the Falco Shares representing the Consideration to be issued pursuant to the Arrangement as of the Effective Date; and (ii) the TSXV shall have, if required, accepted notice for filing of all transactions of the Parties contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSXV;
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(g)	(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement; and (ii) all other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Golden Queen or Falco or materially impede the completion of the Arrangement, shall have been obtained or received;
(h)	Falco Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and shall not be subject to resale restrictions in the United States under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144(a)(3) under the 1933 Act) of Falco after the Effective Date, or were “affiliates” of Falco within 90 days prior to the Effective Date; and
(i)	the Arrangement Agreement shall not have been terminated.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of Golden Queen and Falco in writing.

Golden Queen Conditions

The obligation of Golden Queen to complete the Arrangement is subject to the satisfaction or waiver by Golden Queen of the following additional conditions on or before the Effective Date:

(a)	the representations and warranties made by Falco in the Arrangement Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Falco in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, have a Material Adverse Effect on Falco;
(b)	there shall not have occurred, Falco shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Falco;
(c)	Falco shall have complied in all material respects with its covenants herein which have not been waived by Golden Queen;
(d)	Falco shall have delivered evidence satisfactory to Golden Queen, acting reasonably, of the approval of the listing and posting for trade on the TSXV of the Falco Shares representing the Consideration;
(e)	the Depositary shall have confirmed receipt of the Falco Shares representing the Consideration to be issued to the Golden Queen Shareholders; and
(f)	the Falco Board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Falco to permit the consummation of the Arrangement.

The foregoing conditions are for the exclusive benefit of Golden Queen and may be waived by Golden Queen in whole or in part at any time without prejudice to any other rights that Golden Queen may have.

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Falco Conditions

The obligation of Falco to complete the transactions contemplated Arrangement Agreement is subject to the fulfillment of each of the following conditions at or before the Effective Date or such other time as is specified below:

(a)	the representations and warranties made by Golden Queen in the Arrangement Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Golden Queen in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on Golden Queen;
(b)	there shall not have occurred, and Golden Queen shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Golden Queen;
(c)	Golden Queen shall have complied in all material respects with its covenants in the Arrangement Agreement which have not been waived by Falco;
(d)	Golden Queen Shareholders holding no more than 5%, in the aggregate, of the outstanding Golden Queen Shares shall have exercised the Dissent Rights;
(e)	the Lock-Up Agreements shall not have been terminated or otherwise breached in any material manner, such that as a result of such breach or termination the Arrangement Resolution is not passed at the Meeting;
(f)	each of the employees of Golden Queen having delivered a termination and release agreement on terms satisfactory to Falco;
(g)	the Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Golden Queen to permit the consummation of the Arrangement; and
(h)	the Board shall not have effected a Change in Golden Queen Recommendation (as defined below).

The foregoing conditions are for the exclusive benefit of Falco and may be waived by Falco in whole or in part at any time without prejudice to any other rights that Falco may have.

Covenants

Covenants of Golden Queen

Subject to the terms of the Arrangement Agreement, Golden Queen hereby covenants and agrees with Falco as follows:

(a)	Golden Queen shall execute and deliver the Lock-Up Agreements.
(b)	As soon as reasonably practicable following the execution of the Arrangement Agreement, and in any event no later than February 28, 2020, Golden Queen shall proceed with an application to the Court for the Interim Order.
(c)	Subject to receipt of the Interim Order and the terms of the Arrangement Agreement, Golden Queen shall:
(i)	forthwith carry out such terms of the Interim Order as are required to be carried out by the Golden Queen;
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(ii)	collaboratively together with Falco, prepare and file the Circular (which shall be in a form satisfactory to each of the Parties), together with any other documents required by applicable laws, in all jurisdictions where the Circular is required to be filed and mail the Circular, in and to all jurisdictions where the Circular is required to be mailed, complying in all material respects with all applicable laws, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to and provided by Falco;
(iii)	(I) take all commercially reasonable lawful action to solicit in favour of the Arrangement Resolution; (II) ensure that the Circular includes the unanimous recommendation of the Board that the Golden Queen Shareholders vote in favour of the Arrangement Resolution; and (III) not, prior to obtaining shareholder approval, (a) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Falco, or fail to reaffirm the Board’s recommendation, prior to the Meeting, in a manner adverse to Falco, the approval or recommendation of the Board, of the Arrangement Agreement or the Arrangement; or (b) approve, recommend to, or propose publicly to approve, recommend any Acquisition Proposal, (a “Change in Golden Queen Recommendation”) except as expressly permitted under the Arrangement Agreement;
(iv)	convene and conduct the Meeting in accordance with the Interim Order, Golden Queen’s articles and applicable laws as soon as reasonably practicable and in any event no later than March 27, 2020;
(v)	provide notice to Falco of the Meeting and all steps in the application before the Court and allow representatives of Falco to attend the Meeting; and
(vi)	take all such actions as may be required under applicable laws in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.
(d)	Golden Queen will use its commercially reasonable efforts to advise Falco, at least on a daily basis on each of the ten Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by Golden Queen in respect of the Arrangement Resolution.
(e)	Subject to the terms of the Arrangement Agreement, Golden Queen shall not adjourn, postpone or cancel the Meeting, except (i) if quorum is not present; (ii) if required by applicable laws or a ruling order or decree of a court having jurisdiction, Governmental Entity or other regulatory authority; or (iii) if otherwise agreed with Falco.
(f)	Golden Queen shall provide Falco with a copy of any purported exercise of the Dissent Rights and written communications with any Golden Queen Shareholder purportedly exercising such Dissent Rights and shall not settle or compromise any action brought by any present, former or purported holder of any of their securities in connection with the transactions contemplated by the Arrangement Agreement, without the prior consent of Falco.
(g)	Subject to receipt of the Interim Order and the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, Golden Queen shall forthwith file, proceed with and diligently pursue an application for the Final Order.
(h)	Golden Queen shall forthwith carry out the terms of the Interim Order and the Final Order.
(i)	Golden Queen shall, conduct its businesses in the ordinary course consistent with past practice in all material respects and to use commercially reasonable best efforts to preserve intact its present business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with Golden Queen.
(j)	Prior to closing of the Arrangement, existing Golden Queen Options will have been either converted and exercised or cancelled.
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(a)	Other than as disclosed in the Golden Queen Disclosure Letter or except in connection with the Arrangement or as contemplated in the Arrangement Agreement, Golden Queen shall not, without the prior written consent of Falco, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice: (i) split, consolidate or reclassify any of the outstanding Golden Queen Shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of any outstanding Golden Queen Shares nor reduce stated capital in respect of any outstanding Golden Queen Shares; (ii) amend its articles or by-laws or the terms of any of its outstanding securities, including, without limitation, any outstanding indebtedness and credit facilities; (iii) issue or sell or agree to issue or sell any securities (other than the issuance of Golden Queen Shares upon the exercise of currently outstanding Golden Queen Options in accordance with their respective terms), or redeem, offer to purchase or purchase any of its outstanding securities; (iv) authorize, approve, agree to issue, issue or award any Golden Queen Options; (v) enter into, create, declare, adopt, amend, vary, modify or take any other action with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits, except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice; (vi) acquire or dispose of any securities, except in the ordinary course of business consistent with past practice; (vii) commit to any single expense having a value in excess of $50,000; (viii) acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $50,000 in the aggregate; (ix) incur, or commit to, operating expenditures or capital expenditures in excess of $50,000 in the aggregate; (x) sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $50,000 in the aggregate; (xi) incur, or commit to, transactions expenses in excess of $25,000 in connection with, directly or indirectly, the Arrangement as set forth in Schedule “C” of the Arrangement Agreement; (xii) approve any plan and budget or any amendment thereof; (xiii) approve the grant of any power of attorney to allow any person to take any action on behalf of Golden Queen or the amendment of any power of attorney allowing any person to take any action on behalf of Golden Queen; (xiv) enter into any contract with a term of more than twelve months; (xv) (A) incur or commit to incur any indebtedness for borrowed money or issue any debt securities, (B) incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material Liability, obligation or indemnity or the obligation of any other Person, or (C) make any loans or advances to any Person; (xvi) make any changes to existing accounting policies other than as required by applicable Laws, Applicable Securities Laws or by U.S. GAAP; (xvii) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of liabilities reflected or reserved against in the Golden Queen Financial Statements; (xviii) engage in any transaction with any related parties; (xix) commit to or enter into any new arrangements, or modify any existing arrangements, between Golden Queen and any shareholder or holder of convertible securities of Golden Queen owning or controlling more than 1% of the outstanding Golden Queen Shares; (xx) commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation involving any of Golden Queen or any of its material assets; (xxi) waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business consistent with past practice, (A) any material Authorization, lease, concession, contract or other document, (B) any other material legal rights or claims, or (C) any Golden Queen Material Contract; (xxii) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (xxiii) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments; (xiv) cause its current insurance and reinsurance policies within its control or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums that are currently in full force and effect; (xv) increase any coverage or premiums under any directors' and officers' insurance policy or enter into any new policy; (xvi) acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other person; (xvii) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Golden Queen; (xviii) fail to duly and timely file any material forms, reports, schedules, statements or other documents required to be filed pursuant to any applicable Laws or Applicable Securities Laws;
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(xxix) (A) fail to duly and timely file any material Tax Returns required to be filed by Golden Queen on or after the date hereof, and all such Tax Returns will be true, complete and correct in all material respects; (B) fail to timely withhold, collect, remit and pay any material Taxes which are required to be withheld, collected, remitted or paid by Golden Queen to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which adequate provision is made in the relevant financial statements; (C) make or rescind any material election relating to Taxes; (D) make a request for a tax ruling, enter into a closing agreement with any taxing authorities or execute a waiver extending the period for assessment, reassessment, collection or allocation of Taxes; (E) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; or (F) change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 2018, except as may be required by applicable Laws; (xxx) fail to notify Falco immediately, first orally and then promptly in writing, of any material change (within the meaning of the Securities Act) in relation to Golden Queen and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in relation to Golden Queen; (xxxi) enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Arrangement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect of any representations and warranties of Golden Queen set forth in the Arrangement Agreement; and (xxxii) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(b)	Golden Queen shall not and except as disclosed in the Golden Queen Disclosure Letter, without the prior written consent of Falco, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Golden Queen.
(c)	Golden Queen shall: (i) not take any action, or permit any action to be taken or not taken, that is (or would be) inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated thereby; and (ii) promptly notify Falco of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Golden Queen, (B) any Governmental Entity or third Person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by the Arrangement Agreement, (C) any breach by Golden Queen of any covenant or agreement contained in the Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Golden Queen contained in the Arrangement Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.
(d)	Golden Queen shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Golden Queen in connection with the transactions contemplated by the Arrangement Agreement prior to the Effective Time without the prior written consent of Falco.
(e)	Subject to the terms of the Arrangement Agreement, Golden Queen shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations and to take all other actions and do all other things necessary, proper or advisable to complete the transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to: (i) obtain all other consents, approvals and authorizations as are required to be obtained by Golden Queen, from any Governmental Entity or from any third party that would, if not obtained, materially impede the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on Golden Queen; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and participate, and appear in any proceedings of, any Party before any Governmental Entity in connection with the transaction contemplated by the Arrangement Agreement; (iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Arrangement Agreement, the transactions contemplated thereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated in the Arrangement Agreement; and (iv) cooperate with Falco in connection with the performance by it of its obligations under the Arrangement Agreement.
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(f)	Golden Queen agrees to provide Falco and its representatives with reasonable access during normal business hours to all books, contracts, records, information, corporate charts, tax documents and files in its possession and control and access to the personnel of Golden Queen on a reasonably requested basis and upon reasonable notice in order to allow Falco to conduct such investigations as Falco may consider necessary or advisable for strategic planning and integration, for the structuring of any pre-acquisition reorganization and for any other reasons reasonably relating to the Arrangement.

Covenants of Falco

Subject to the terms of the Arrangement Agreement, Falco hereby covenants and agrees with Golden Queen as follows:

(a)	In a timely manner, Falco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Falco, in collaboration with Golden Queen.
(b)	Falco shall (i) collaboratively together with Golden Queen, prepare the Circular together with any other documents required by applicable laws, and in the form and containing the information required by all applicable laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation respect thereto, other than with respect to any information relating to and provided by Golden Queen; and (ii) take all such actions as may be required under applicable laws in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.
(c)	In a timely manner, Falco shall provide to Golden Queen all information as may be reasonably requested by Golden Queen or as required by the Interim Order or applicable laws with respect to Falco and its businesses and properties for inclusion in the Circular that complies in all material respects with all applicable laws on the date of the mailing thereof and containing all material facts relating to Falco required to be disclosed in the Circular and not containing any misrepresentation with respect thereto.
(a)	Other than as disclosed in the Falco Disclosure Letter or except as contemplated in the Arrangement Agreement, Falco shall not, without the prior written consent of Golden Queen, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice: (i) split, consolidate or reclassify any of its outstanding Falco Shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding Falco Shares, nor reduce stated capital in respect of its outstanding Falco Shares; (ii) amend its articles or by-laws or the terms of any of its outstanding securities, including, without limitation, any outstanding indebtedness and credit facilities; (iii) acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other person; (iv) make any changes to existing accounting policies other than as required by applicable Laws, Applicable Securities Laws or by IFRS which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of Falco; (v) adopt a plan of liquidation or resolutions providing for its liquidation or dissolution; (vi) fail to duly and timely file any material forms, reports, schedules, statements or other documents required to be filed pursuant to any applicable Laws or Applicable Securities Laws; (vii) (A) fail to duly and timely file any material Tax Returns required to be filed by it on or after the date hereof, and all such Tax Returns will be true, complete and correct in all material respects; (B) fail to timely withhold, collect, remit and pay any material Taxes which are required to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which adequate provision is made in the relevant financial statements;
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(C) make or rescind any material election relating to Taxes; (D) make a request for a tax ruling, enter into a closing agreement with any taxing authorities or execute a waiver extending the period for assessment, reassessment, collection or allocation of Taxes; (E) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; or (F) change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending June 30, 2019, except as may be required by applicable Laws; (viii) fail to notify Golden Queen immediately, first orally and then promptly in writing, of any material change (within the meaning of the Securities Act) in relation to Falco and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in relation to Falco; (ix) enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Arrangement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect of any representations and warranties of Falco set forth in the Arrangement Agreement; and (x) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(b)	Except as contemplated in the Arrangement Agreement, Falco shall, conduct its businesses in the ordinary course consistent with past practice in all material respects and to use commercially reasonable best efforts to preserve intact its present business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relations with Falco.
(c)	Falco shall: (i) not take any action, or permit any action to be taken or not taken, that is (or would be) inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby; and (ii) promptly notify Golden Queen of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Falco, (B) any Governmental Entity or third Person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by the Arrangement Agreement, (C) any breach by Falco of any covenant or agreement contained in the Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Falco contained in the Arrangement Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.
(d)	Subject to the terms of the Arrangement Agreement, Falco shall use all commercial efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to: (i) obtain all consents, approvals, authorizations as are required to be obtained by Falco under any applicable Law, from any Governmental Entity or from any third party that would, if not obtained, materially impede the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on Falco; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and participate, and appear in any proceedings of, any Party before any Governmental Entity in connection with the transactions contemplated by the Arrangement Agreement; (iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Arrangement Agreement, the transactions contemplated thereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated in the Arrangement Agreement, including by entering into a consent agreement if necessary; and (iv) co-operate with Golden Queen in connection with the performance by Golden Queen of its obligations hereunder.
(e)	Prior to the Effective Time, Falco shall prepare and file with the TSXV, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSXV in respect of the Falco Shares representing the Consideration to be issued pursuant to the Arrangement Agreement.
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Non-Solicitation

Golden Queen has covenanted to Falco and agreed that it shall not, directly or indirectly, through its Representatives:

(a)	make, solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing non-public information, permitting any visit to any facilities of Golden Queen, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal;
(b)	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Golden Queen may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined;
(c)	make a Change in Golden Queen Recommendation; or
(d)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal;

however, nothing in the Arrangement Agreement shall prevent the Board from engaging in discussions or negotiations with, or responding to enquiries from any person that has made an unsolicited bona fide written Acquisition Proposal that the Board has determined constitutes a Superior Proposal.

Golden Queen and its Representatives have also covenanted to Falco that they will immediately cease any existing solicitation, discussion or negotiation with any person (other than Falco), by or on behalf of Golden Queen with respect to any potential Acquisition Proposal, and, in connection therewith, Golden Queen will discontinue access to any data rooms (virtual or otherwise). In addition, Golden Queen has covenanted not to waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to confidentially propose to the Board an unsolicited Acquisition Proposal that did not result from a breach of non-solicitation provisions in the Arrangement Agreement).

Golden Queen has agreed to, within three Business Days from the date of the Arrangement Agreement, request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Golden Queen relating to any potential Acquisition Proposal and to use commercially reasonable best efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements and promptly provide copies of all correspondence relating to same to Falco.

Notwithstanding the foregoing non-solicitation provisions, Golden Queen has agreed to promptly (and in any event within twenty-four (24) hours after it has received any proposal, inquiry, offer or request) notify Falco of: (i) any proposal, inquiry, offer or request relating to or constituting a bona fide Acquisition Proposal that did not result from a breach of the non-solicitation provisions in the Arrangement Agreement, or (ii) any request for discussions or negotiations relating to, or which could reasonably lead to, a bona fide Acquisition Proposal, and/or any request for non-public information relating to Golden Queen or any contractual or legal rights or for access to properties, books and records or a list of the Golden Queen Shareholders of which Representatives are (or become) aware, or any amendments to the foregoing. Golden Queen shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing that relates to or constitutes a bona fide Acquisition Proposal, as Falco may reasonably request. Golden Queen shall keep Falco promptly and fully informed of the status, including, without limitation, any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing that relates to or constitutes a bona fide Acquisition Proposal, and will respond promptly to all inquiries by Falco with respect thereto.

If Golden Queen receives a request for non-public information from a Person who, on an unsolicited basis, has proposed to Golden Queen a bona fide Acquisition Proposal and the Board determines after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal, then, Golden Queen may provide such person with access to information regarding Golden Queen, subject to the execution of a confidentiality agreement (the “Third Party Confidentiality Agreement”) substantially in the form and on the terms typical for a transaction of this type, including for greater certainty, a standstill covenant that prohibits such Person, for a period of two years, from acquiring or offering to acquire, any Golden Queen Shares.

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Golden Queen shall not accept, approve or recommend, or enter into any agreement (other than a confidentiality agreement contemplated under the Arrangement Agreement) relating to, an Acquisition Proposal unless:

(a)	the Acquisition Proposal constitutes a Superior Proposal;
(b)	Golden Queen has complied with the non-solicitation provisions of the Arrangement Agreement;
(c)	Golden Queen has provided Falco with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal, at least five Business Days prior to the date on which the Board proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;
(d)	five Business Days shall have elapsed (the “Right to Match Period”) from the date Falco received the notice and documentation referred to in paragraph (c) above in respect of the Acquisition Proposal and, if Falco has proposed to amend the terms of the Arrangement in accordance with the terms of the Arrangement Agreement, the Board shall have determined, in good faith, after consultation with its respective financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Falco;
(e)	Golden Queen concurrently terminates the Arrangement Agreement in accordance with the termination provisions contained therein; and
(f)	Golden Queen will have paid to Falco the Termination Fee.

Right to Match

Golden Queen acknowledges and agrees that, during the Right to Match Period or such longer period as Golden Queen may approve, Falco shall have the right, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and Golden Queen shall co-operate with Falco with respect thereto, including negotiating in good faith with Falco to enable Falco to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as Falco deems appropriate and as would enable Falco to proceed with the Arrangement on such adjusted terms. The Board will review any proposal by Falco to amend the terms of the Arrangement in order to determine, in good faith whether Falco’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

The Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Acquisition Proposal which the Board as applicable, determines not to be a Superior Proposal is publicly announced or made; or (ii) the Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Falco has so amended the terms of the Arrangement.

Nothing in the Arrangement Agreement shall prevent the Board from responding as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Arrangement Agreement shall prevent the Board from making any disclosure to the Golden Queen Shareholders if the Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board and provided further that such disclosure is otherwise in accordance with the terms of the Arrangement Agreement.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, including:

1.	By mutual written agreement of Golden Queen and Falco.
2.	Either by Golden Queen or Falco, if:
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(a)	the Effective Time shall not have occurred on or before the Completion Deadline, except that the right to terminate under the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Completion Deadline; or
(b)	after the date of the Arrangement Agreement, there shall be enacted or made any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Golden Queen or Falco from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable; or
(c)	the Arrangement Resolution shall have failed to obtain the Golden Queen Shareholder Approval at the Meeting in accordance with the Interim Order.
3.	By Falco, if:
(a)	prior to obtaining the approval of Golden Queen Shareholders, there is a Change in Golden Queen Recommendation;
(b)	any mutual condition or condition of Falco set forth under the Arrangement Agreement is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline;
(c)	subject to compliance with the notice and cure provisions in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Golden Queen set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions or conditions of Falco set forth in the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that Falco is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions of Falco not to be satisfied;
(d)	Golden Queen is in material breach or in default of any of its obligations or covenants;
(e)	the Meeting has not occurred on or before March 27, 2020, provided that the failure by Falco to fulfil any obligation under the Arrangement Agreement is not the cause of, or does not result in, the failure of Meeting to occur on or before such date; or
(f)	the Board authorizes Golden Queen to enter into a legally binding agreement relating to a Superior Proposal.
4.	By Golden Queen, if:
(a)	the Board authorizes Golden Queen, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Golden Queen pays the Termination Fee;
(b)	any mutual condition or condition of Golden Queen is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline; or
(c)	subject to the notice and cure provisions in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Falco set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions or conditions of Golden Queen not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that Golden Queen is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions of Golden Queen not to be satisfied.
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Termination Fee

Falco is entitled to be paid the Termination Fee upon the occurrence of any of the following events:

(a)	the termination of the Arrangement Agreement due to there being a Change in the Golden Queen Recommendation prior to obtaining approval of Golden Queen Shareholders, in which case the Termination Fee shall be paid to Falco as soon as practicable and in any event within two Business Days of the day on which the Arrangement Agreement is terminated, except where the Change in Golden Queen Recommendation was made solely because the Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Falco and that, as a consequence, it would be inconsistent with the Board’s fiduciary obligations to continue to recommend that Golden Queen Shareholders vote in favour of the Arrangement;
(b)	the termination of the Arrangement Agreement due to the Board authorizing Golden Queen to enter into a legally binding agreement relating to a Superior Proposal, in which case the Golden Queen Termination Fee shall be paid to Falco as soon as practicable and in any event within two Business Days of the day on which the Arrangement Agreement is terminated; or
(c)	the termination of the Arrangement Agreement due to (i) the Effective Time not having occurred on or before the Completion Deadline or, (ii) the Arrangement Resolution not having obtained approval of the Golden Queen Shareholders at the Meeting in accordance with the Interim Order, if, in either case, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, (A) a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Golden Queen shall have been made to Golden Queen or publicly announced by any Person (other than Falco or any of its affiliates) and not withdrawn prior to the Meeting, and (B) within twelve months after the date of termination of the Arrangement Agreement or the holding of the Meeting either (x) such Acquisition Proposal has been accepted, recommended or approved by the Board or has not expired, been withdrawn or been publicly abandoned, or (y) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Golden Queen Shares or more than 50% of the consolidated assets of Golden Queen under such Acquisition Proposal, in which case the Termination Fee shall be paid to Falco on the date the Golden Queen Shares or assets of Golden Queen are acquired as described in (y) above.

Insurance and Indemnification

Golden Queen may purchase run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. Falco also agrees that after the expiration of such period of six years, if there is no cost in doing so, it will use all commercially reasonable best efforts to cause such directors and officers to be covered under Falco’s then existing directors and officers insurance policy, if any. Falco shall, and shall cause Golden Queen (or its successor) to, indemnify the directors and officers of Golden Queen to the fullest extent to which Falco and Golden Queen are permitted to indemnify such directors and officers under their respective charter, articles, by-laws, applicable Laws and contracts of indemnity.

RISK FACTORS

Golden Queen Shareholders should carefully consider all of the information disclosed in this Circular, including the risks and uncertainties described below, prior to voting on the matters being put before them at the Meeting. While the risks and uncertainties described below are those that management of the Company believes to be material to the Company with respect to the Arrangement, it is possible that other risks and uncertainties affecting the Company’s business will arise or become material in the future. In addition, Golden Queen Shareholders should review the risk factors disclosed in Golden Queen’s latest Annual Report on Form 10-K filed with the SEC on March 25, 2019, as applicable, which are incorporated by reference into this Circular.

Risks Related to the Arrangement

The Arrangement Agreement may be terminated in certain circumstances.

The Arrangement is subject to conditions to closing as set forth in the Arrangement Agreement, including the approval of Golden Queen Shareholders and approval of the Court. In addition, each of Golden Queen and Falco has the right in certain circumstances to terminate the Arrangement Agreement. See “The Arrangement Agreement” for a summary of such conditions and termination rights. If the Arrangement Agreement is terminated or any of the conditions to the Arrangement are not satisfied and, where permissible, not waived, the Arrangement will not be consummated. Accordingly, there is no certainty, nor can Golden Queen provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. Failure to consummate the Arrangement or any delay in the consummation of the Arrangement or any uncertainty about the consummation of the Arrangement may adversely affect Golden Queen’s share price or have an adverse impact on Golden Queen’s future prospects.

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Risks Affecting Golden Queen if the Arrangement is Not Completed.

If the Arrangement is not completed, an investment in the Golden Queen Shares will continue to be subject to the risks relating to Golden Queen. Golden Queen does not have an active business and its sole asset is its cash. There can be no assurance that Golden Queen will be able to eventually identify and successfully complete another business venture or transaction. Golden Queen may have lost other business or transaction opportunities that would have otherwise been available to it had the Arrangement Agreement not been executed, including, without limitation, opportunities not pursued as a result of covenants made by it in the Arrangement Agreement.

Golden Queen will incur costs even if the Arrangement is not completed.

As previously stated, there can be no assurance that the Arrangement will be consummated. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees must be paid by Golden Queen even if the Arrangement is not consummated. In addition, Golden Queen is required to pay the Termination Fee in the event the Arrangement Agreement is terminated in the context of Golden Queen’s receipt of a superior proposal. See “The Arrangement Agreement - Termination Fees and Expenses”. Payment of such amounts could have an adverse effect on Golden Queen’s financial condition.

The consideration to be provided under the Arrangement will not be adjusted to reflect any change in the market value of the Falco Shares.

Golden Queen Shareholders will receive a fixed number of Falco Shares under the Arrangement, rather than Falco Shares with a fixed market value. Because the number of Falco Shares to be received in respect of each Golden Queen Share and Golden Queen Option under the Arrangement will not be adjusted to reflect any change in the market value of the Falco Shares, the market value of Falco Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Falco Shares increases or decreases, the value of the consideration that Golden Queen Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance as to the market price of the Falco Shares at any time. Accordingly, the market price of the Falco Shares on the Effective Date could be lower than the market price of such shares on the date of the Meeting and/or the date of announcement of the Arrangement Agreement. In addition, the number of Falco Shares being issued in connection with the Arrangement will not change despite increases or decreases in the market price of Golden Queen Shares. Many of the factors that affect the market price of the Falco Shares and the Golden Queen Shares are beyond the control of Falco and Golden Queen, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The issuance of Falco Shares under the Arrangement and their subsequent sale may cause the market price of Falco Shares to decline.

As of the date hereof, there are 207,878,736 Falco Shares outstanding and there are 13,532,267 Golden Queen Shares outstanding. After giving effect to the transactions contemplated by the Arrangement, there will be approximately 223,846,811 Falco Shares issued and outstanding, of which approximately 7.1% will be held by former Golden Queen Shareholders assuming no additional Falco Shares are issued other than pursuant to the Arrangement. The issue of Falco Shares under the Arrangement and the resale of such Falco Shares may cause the market price of Falco Shares to decline.

Registered Shareholders of Golden Queen have Dissent Rights.

Registered Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Golden Queen Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. If there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Golden Queen Shareholders that could have an adverse effect on Golden Queen’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Golden Queen Shares in respect of which Golden Queen Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Golden Queen Shares then outstanding, Falco is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement - Dissent Rights”.

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Falco May Not Realize the Benefits of its Growth Projects.

As part of its strategy, Falco will continue existing efforts and initiate new efforts to develop current and new projects. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on Falco’s financial position and results of operations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), as of the date hereof, generally applicable to a Golden Queen Shareholder who, for purposes of the Tax Act, holds Golden Queen Shares and will hold any Falco Shares acquired pursuant to the Arrangement as capital property, deals at arm’s length with Golden Queen and Falco, is not affiliated with Golden Queen or Falco, and who transfers Golden Queen Shares to Falco pursuant to the Arrangement (a “Holder”). Golden Queen Shares and Falco Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of trading or dealing in securities or the Holder has acquired or holds the shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing and publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law or administrative policy and assessing practice, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Golden Queen Shareholders who acquired Golden Queen Shares pursuant to an employee stock option or any other form of employee compensation plan or arrangement. In addition, this summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (c) that is a “specified financial institution”, as defined in the Tax Act, (d) that has elected to report his, her or its “Canadian tax results,” as defined in the Tax Act, in a currency other than Canadian currency, (e) that has, or will, enter into, with respect to Golden Queen Shares or Falco Shares, a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, (f) that is exempt from tax under Part I of the Tax Act, or (g) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada. Such Holders should consult their own tax advisors having regard to their particular circumstances.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada, or a corporation that does not deal at “arm’s length” within the meaning of the Tax Act with a corporation resident in Canada, that is or becomes, as part of a transaction or event or a series of transactions or events that includes the transactions described herein, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the Arrangement.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Golden Queen Shareholder are being made herein. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are advised to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

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Holders Resident in Canada

This part of the summary is generally applicable only to a Holder who, at all relevant times, and for purposes of the Tax Act, is resident, or is deemed to be resident, in Canada (a “Resident Holder”). Certain Resident Holders whose Golden Queen Shares or Falco Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Golden Queen Shares, Falco Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

Exchange of Golden Queen Shares for Falco Shares Pursuant to the Arrangement

Pursuant to the Arrangement, a Resident Holder, other than a Resident Dissenting Holder (as defined below), will exchange their Golden Queen Shares for Falco Shares. Such Resident Holder will be deemed to have disposed of such Golden Queen Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act and will not recognize a capital gain (or capital loss), unless such Resident Holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, the Resident Holder will be deemed to have disposed of the Golden Queen Shares for proceeds of disposition equal to the adjusted cost base of the Golden Queen Shares to such holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the Falco Shares at an aggregate cost equal to such adjusted cost base of the Golden Queen Shares. This cost will be averaged with the adjusted cost base of all other Falco Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Falco Share held by the Resident Holder.

A Resident Holder who exchanges Golden Queen Shares for Falco Shares pursuant to the Arrangement and who chooses to recognize the amount of the capital gain (or capital loss) in respect of the exchange may do so by including the amount such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Falco Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Golden Queen Shares to the Resident Holder, determined immediately before the Effective Time, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the Falco Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances. This cost will be averaged with the adjusted cost base of all other Falco Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of such Falco Shares.

Dissenting Holders

A Golden Queen Shareholder that is a Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement (a “Resident Dissenting Holder”), receives a cash payment from Golden Queen in consideration for the Resident Dissenting Holder’s Golden Queen Shares will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding interest awarded by a court) from Golden Queen exceeds the paid-up capital of the Resident Dissenting Holder’s Golden Queen Shares. In the case of a Resident Dissenting Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. See “Taxation of Dividends” below for a general description of the treatment of dividends under the Tax Act. The Resident Dissenting Holder will also be deemed to have received proceeds of disposition for the Golden Queen Shares equal to the amount (excluding interest awarded by a court) received by the Resident Dissenting Holder less the amount of the deemed dividend referred to above. Consequently, the Resident Dissenting Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Resident Dissenting Holder’s Golden Queen Shares. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and losses under the Tax Act.

Interest awarded by a court and paid or payable, if any, to a Resident Dissenting Holder will be included in the Resident Dissenting Holder’s income.

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Taxation of Dividends

Dividends received or deemed to be received on Falco Shares held by a Resident Holder, or in respect of Golden Queen Shares of a Resident Dissenting Holder, will be included in the Resident Holder’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual (including certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.

Provided that appropriate designations are made by Falco at or prior to the time a dividend is paid on Falco Shares, such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual (including certain trusts) will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the ability of Falco to designate dividends as “eligible dividends”. Dividends received by an individual (including certain trusts) may give rise to a liability for minimum tax.

In the case of a Resident Holder of Falco Shares that is a corporation, dividends received on Falco Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Resident Holder of Falco Shares that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received on Falco Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Falco Shares

A disposition or deemed disposition of an Falco Share by a Resident Holder (other than a disposition to Falco except where such disposition is the result of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Falco Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Golden Queen Share or Falco Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where a corporation is, directly or through a trust or partnership, a beneficiary of a trust or a member of a partnership that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income for the year, including taxable capital gains realized.

Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for minimum tax under the Tax Act.

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Eligibility for Investment

The Falco Shares, provided they are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSXV) at the Effective Time (and at all relevant times), will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a registered education savings plan (“RESP”), a tax free savings account (“TFSA”) or a deferred profit sharing plan, as those terms are defined in the Tax Act.

Notwithstanding that Falco Shares may be qualified investments for a TFSA, RRSP, RRIF, RDSP or RESP (a “Registered Plan”), the holder, the subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax in respect of Falco Shares held in a Registered Plan if such Falco Shares are a “prohibited investment” for the purposes of the Tax Act. Falco Shares will generally not be a “prohibited investment” for a Registered Plan unless the holder, subscriber or annuitant of the Plan, as the case may be, (i) does not deal at arm’s length with Falco for purposes of the Tax Act, or (ii) has a “significant interest” (as defined in the Tax Act) in Falco. In addition, Falco Shares will not be a prohibited investment for a Registered Plan if such shares are “excluded property” (as defined in the Tax Act) for such Registered Plan. Resident Holders who intend to hold Falco Shares in their Registered Plans should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

This part of the summary is generally applicable only to a Holder who, at all relevant times, for purposes of the Tax Act is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Golden Queen Shares or Falco Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Golden Queen Shares for Falco Shares Pursuant to the Arrangement

Pursuant to the Arrangement, a Non-Resident Holder, other than Non-Resident Dissenting Holders (as defined below), will exchange their Golden Queen Shares for Falco Shares. Such exchange will occur on a tax-deferred basis such that no capital gain or capital loss will be realized, unless the NonResident Holder chooses to recognize a capital gain or capital loss as described below.

A Non-Resident Holder (including a Non-Resident Dissenting Holder) will not be subject to tax under the Tax Act on any capital gain realized on an exchange or disposition of Golden Queen Shares unless the Golden Queen Shares constitute “taxable Canadian property” and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, a Golden Queen Share will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time, unless at any time during the 60-month period immediately preceding the particular time more than 50% of the fair market value of the Golden Queen Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Golden Queen Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non Resident Holders whose Golden Queen Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Golden Queen Shares are considered to be taxable Canadian property to a Non-Resident Holder (including a Non-Resident Dissenting Holder), the Non-Resident Holder may, in certain limited circumstances, be exempt from Canadian tax on any capital gain realized on the disposition of such shares pursuant to the provisions of an applicable income tax treaty or convention between Canada and the jurisdiction of residence of such Non-Resident Holder. Nevertheless, if the Golden Queen Shares are considered to be taxable Canadian property and any capital gain realized on the disposition of such shares is not exempt from Canadian tax pursuant to an applicable income tax treaty or convention, such Non-Resident Holder may choose to realize a capital gain (or capital loss) and the tax consequences to the Non-Resident Holder will generally be as described above under “Holders Resident in Canada - Exchange of Golden Queen Shares Pursuant to the Arrangement”.

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Non-Resident Dissenting Holders

The discussion above applicable to a Resident Holder under the heading “Dissenting Holders”, also applies to a Golden Queen Shareholder that is a Non-Resident Holder that, as a result of exercising Dissent Rights in respect of the Arrangement (a “Non-Resident Dissenting Holder”), receives a cash payment from Golden Queen in consideration for the Non-Resident Dissenting Holder’s Golden Queen Shares. The tax treatment of a deemed dividend, capital gain or capital loss realized by a Non-Resident Dissenting Holder are described under the heading “Taxation of Dividends” below and the heading “Exchange of Golden Queen Shares for Falco Shares Pursuant to the Arrangement” above.

Where a Non-Resident Dissenting Holding receives interest in connection with the exercise of Dissent Rights, such interest will generally not be subject to Canadian withholding tax under the Tax Act.

Taxation of Dividends

Any dividends paid or credited, or deemed to be paid or credited, in respect of Falco Shares to a NonResident Holder, or in respect of Golden Queen Shares of a Non-Resident Dissenting Holder, will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), where the beneficial owner of dividends is a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the U.S. Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of Falco Shares

A Non-Resident Holder who holds Falco Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition or deemed disposition of such Falco Shares (other than on a disposition to Falco, except where such disposition is the result of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market). A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on an exchange or disposition of Falco Shares unless the Falco Shares constitute “taxable Canadian property” and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, a Falco Share will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange as defined in the Tax Act (which includes the TSXV) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of Falco, and (b) more than 50% of the fair market value of the Falco Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Falco Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non Resident Holders whose Falco Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if Falco Shares are considered to be “taxable Canadian property” to a Non-Resident Holder, a capital gain resulting from the disposition of Falco Shares by a Non-Resident Holder may, in certain limited circumstances, be exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty or convention between Canada and the jurisdiction of residence of such Non-Resident Holder. Non-Resident Holders who hold Falco Shares that are or may be “taxable Canadian property” should consult their own advisors as to the Canadian income tax consequences of disposing of their Falco Shares acquired pursuant to the Arrangement.

In the event that Falco Shares constitute taxable Canadian property to a Non-Resident Holder, and any capital gain realized on the disposition of such shares is not exempt from Canadian tax pursuant to an applicable income tax treaty or convention, the tax consequences described above under “Holders Resident in Canada -Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property should consult such Non-Resident Holder’s own tax advisors regarding any resulting Canadian tax consequences and reporting obligations.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Falco Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. “net investment income”, U.S. federal estate and gift, U.S. state or local, or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Falco Shares received pursuant to the Arrangement. Except as specifically set forth below, this summary does not discuss applicable tax filing and reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Falco Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), and U.S. court decisions, in each case, as in effect and available, as of the date of this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Golden Queen Shares (or after the Arrangement, Falco Shares) participating in the Arrangement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. (including any state thereof or the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the U.S. and with respect to which one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Golden Queen Shares participating in the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement.

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Transactions Not Addressed and Assumptions

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Golden Queen Shares or Falco Shares of any notes, debentures or other debt instruments;
•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Golden Queen Shares or Falco Shares; and
•	any transaction, other than the Arrangement, in which Golden Queen Shares or Falco Shares are acquired.

In addition, this summary assumes that neither Golden Queen nor Falco is a “controlled foreign corporation” for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Golden Queen Shares (or after the Arrangement, Falco Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Golden Queen Shares (or after the Arrangement, Falco Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Golden Queen Shares (or after the Arrangement, Falco Shares) other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Golden Queen Shares (or after the Arrangement, Falco Shares) as a result of such income being recognized on an applicable financial statement; (i) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Golden Queen Shares (or after the Arrangement, Falco Shares); or (j) certain former U.S. citizens or long-term residents of the United States. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Golden Queen Shares (or after the Arrangement, Falco Shares) in connection with carrying on a business in Canada; (d) persons whose Golden Queen Shares (or after the Arrangement, Falco Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S. Treaty. This summary also does not address U.S. federal alternative minimum, U.S. “net investment income”, U.S. federal estate and gift, U.S. state or local, and non-U.S. tax consequences related to the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Golden Queen Shares (or after the Arrangement, Falco Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement.

U.S. Holders of Golden Queen Shares should consult their own tax advisers regarding the tax consequences of the Arrangement and the ownership and disposition of Falco Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

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Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

The exchange of Golden Queen Shares for Falco Shares pursuant to the Arrangement (the “Arrangement Exchange”) is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code (a “Reorganization”), provided that Dissenting Shareholders, if any, are paid by Golden Queen for their Golden Queen Shares with Golden Queen funds which are not directly or indirectly provided by Falco or any affiliate of Falco, and, in all events, holders of 80% or more of the Golden Queen Shares exchange Golden Queen Shares for Falco Shares pursuant to the Arrangement Exchange. Neither Golden Queen nor Falco has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the U.S. federal tax consequences of the Arrangement Exchange. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement Exchange as a Reorganization or that the U.S. courts will uphold the status of the Arrangement Exchange as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement Exchange qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own tax advisors regarding the proper tax reporting of the Arrangement Exchange.

Tax Consequences if the Arrangement Exchange Qualifies as a Reorganization

If the Arrangement Exchange qualifies as a Reorganization, and subject to the PFIC (as defined below) rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders who receive Falco Shares pursuant to the Arrangement Exchange:

(g)	a U.S. Holder should not recognize gain or loss on the exchange of Golden Queen Shares for Falco Shares pursuant to the Arrangement Exchange;
(a)	the aggregate tax basis of a U.S. Holder in the Falco Shares acquired in the Arrangement Exchange should be equal to such U.S. Holder’s aggregate tax basis in the Golden Queen Shares surrendered in exchange therefor; and
(b)	the holding period of a U.S. Holder for the Falco Shares acquired in the Arrangement Exchange should include such U.S. Holder’s holding period for the Golden Queen Shares surrendered in exchange therefor.

Tax Consequences if the Arrangement Exchange is a Taxable Transaction

In general, if the Arrangement Exchange does not qualify as a Reorganization, and subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders:

(c)	a U.S. Holder will recognize gain or loss on the exchange of Golden Queen Shares for Falco Shares pursuant to the Arrangement Exchange in an amount equal to the difference, if any, between (a) the fair market value of the Falco Shares received in exchange for the Golden Queen Shares and (b) the adjusted tax basis of such U.S. Holder in the Golden Queen Shares surrendered;
(d)	the aggregate tax basis of a U.S. Holder in the Falco Shares acquired in the Arrangement Exchange will be equal to the fair market value of such Falco Shares on the date of receipt; and
(e)	the holding period of a U.S. Holder for the Falco Shares acquired in the Arrangement Exchange will begin on the day after the date of receipt.

Subject to the PFIC rules discussed below, any gain or loss described in clause (a) immediately above would be capital gain or loss, which would generally be long-term capital gain or loss if such Golden Queen Shares are held for more than one year on the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

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Passive Foreign Investment Company Rules Applicable to the Arrangement Exchange

A U.S. Holder of Golden Queen Shares would be subject to special, adverse tax rules in respect of the Arrangement Exchange if Golden Queen were classified as a “passive foreign investment company” under the meaning of Section 1297 of the U.S. Tax Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Golden Queen Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (“PFIC income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income (“PFIC asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain royalties and rents, and gains from commodities or securities transactions.

For purposes of the PFIC income test and PFIC asset test, if Golden Queen owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Golden Queen will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Golden Queen from certain “related persons” (as defined in Section 954(d)(3) of the U.S. Tax Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Golden Queen believes that it was not a PFIC during certain prior tax years and based on current business plans and financial expectations, expects that it would be deemed a PFIC during its current taxable year. No opinion of legal counsel or ruling from the IRS concerning the status of Golden Queen as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Golden Queen during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Golden Queen is classified as a PFIC for any tax year during which a U.S. Holder has held Golden Queen Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement Exchange. Under these default PFIC rules:

(f)	the Arrangement Exchange would be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder even if such transaction qualifies as a Reorganization, as discussed further below;
(g)	any gain on the exchange of Golden Queen Shares would be allocated rateably over such U.S. Holder’s holding period;
(h)	the amount allocated to the current tax year and any year prior to the first year in which Golden Queen was classified as a PFIC would be taxed as ordinary income in the current year;
(i)	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
(j)	an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge would generally not be deductible by non-corporate U.S. Holders.

There are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences, including a “Mark-to-Market Election” under Section 1296 of the U.S. Tax Code or an election to treat Golden Queen as a “qualified electing fund” under Section 1295 of the U.S. Tax Code (a “QEF Election”). However, such elections are available in limited circumstances, generally would require Golden Queen to provide certain tax-related information to U.S. Holders and must be made in a timely manner. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Golden Queen Shares. The rules regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election are complex, and U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, such elections.

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Notwithstanding the foregoing, if (a) the Arrangement Exchange qualifies as a Reorganization, (b) Golden Queen was classified as a PFIC for any tax year during which a U.S. Holder holds or held Golden Queen Shares, and (c) Falco is classified as a PFIC for the tax year that includes the day after the Effective Date, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder’s exchange of Golden Queen Shares for Falco Shares pursuant to the Arrangement Exchange (for a discussion of the general non-recognition treatment of a Reorganization, see the discussion above under the heading “Tax Consequences if the Arrangement Exchange Qualifies as a Reorganization”). For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”.

Falco believes that it was a PFIC during certain prior tax years and based on current business plans and financial expectations, expects that it should be a PFIC during its current taxable year. No opinion of legal counsel or ruling from the IRS concerning the status of Falco as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Falco (or any subsidiary of Falco) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Falco and each subsidiary of Falco. The remainder of this discussion assumes that Falco will be treated as a PFIC during its current taxable year. If the proposed U.S. Treasury Regulations are finalized and made applicable to the Arrangement Exchange (even if this occurs after the Effective Date), Golden Queen anticipates that the PFIC-for-PFIC Exception would be available to U.S. Holders with respect to the Arrangement Exchange. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Falco during the tax year which includes the day after the Effective Date of the Arrangement Exchange or the applicability of the PFIC-for-PFIC Exception to the Arrangement Exchange.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Golden Queen Shares for Falco Shares pursuant to the Arrangement Exchange and the information reporting responsibilities in connection with the Arrangement Exchange.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers must apply reasonable interpretations of the U.S. Tax Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those U.S. Tax Code provisions.

The application of the PFIC rules is complex and subject to differing interpretations. Accordingly, U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 of the U.S. Tax Code would apply if the Arrangement Exchange qualifies as a Reorganization. Additional information regarding the PFIC rules is discussed below under “Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Falco Shares”.

Dissent Rights

Regardless of whether the Arrangement Exchange qualifies as a Reorganization, a U.S. Holder that properly exercises Dissent Rights with respect to Golden Queen Shares will recognize taxable gain or loss based upon the difference between the amount of cash received by such U.S. Holder and the U.S. Holder’s tax basis in the Golden Queen Shares. Subject to the discussion under “Passive Foreign Investment Company Rules Applicable to the Arrangement Exchange” above related to the possible application of the PFIC rules, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Golden Queen Shares exceeds the applicable holding period (currently one year). Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to complex limitations under the U.S. Tax Code.

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Ownership and Disposition of Falco Shares

Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Falco Shares

If Falco is classified as a PFIC (as defined above under “Passive Foreign Investment Company Rules Applicable to the Arrangement Exchange”) for any year during a U.S. Holder’s holding period, certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the ownership and disposition of Falco Shares. Falco believes that it was a PFIC during certain prior tax years and based on current business plans and financial expectations, expects that it should be a PFIC during its current taxable year.

In any year in which Falco is classified as a PFIC, a U.S. Holder will generally be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Under certain attribution rules, if Falco is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Falco’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate shares of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Falco or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Falco Shares. Accordingly, U.S. Holders could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Falco Shares are made.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Falco Shares.

Default PFIC Rules Under Section 1291 of the U.S. Tax Code

If Falco is a PFIC for any tax year during which a U.S. Holder owns Falco Shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of Falco Shares will depend on whether and when such U.S. Holder makes a QEF Election or a Mark-to-Market Election. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the U.S. Tax Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Falco Shares and (b) any “excess distribution” received on the Falco Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Falco Shares, if shorter).

Any gain recognized on the sale or other taxable disposition of Falco Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Falco Shares or with respect to the stock of a Subsidiary PFIC, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Falco Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must generally treat any such interest paid as “personal interest,” which is not deductible.

If Falco is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Falco Shares, Falco will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Falco ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which would be taxed under the rules of Section 1291 of the U.S. Tax Code discussed above), but not loss, as if such Falco Shares were sold on the last day of the last tax year for which Falco was a PFIC.

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QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Falco Shares begins generally will not be subject to the rules of Section 1291 of the U.S. Tax Code discussed above with respect to its Falco Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Falco, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Falco, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Falco is a PFIC, regardless of whether such amounts are actually distributed to the U.S. Holder by Falco. However, for any tax year in which Falco is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, the U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If the U.S. Holder is not a corporation, any such interest paid will generally be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Falco generally (a) may receive a tax-free distribution from Falco to the extent that such distribution represents “earnings and profits” of Falco that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Falco Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Falco Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Falco ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Falco is not a PFIC. Accordingly, if Falco becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Falco qualifies as a PFIC.

If Falco does not provide the required information with regard to Falco or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will, subject to the discussion of the Mark-to-Market Election below, continue to be subject to the rules of Section 1291 of the U.S. Tax Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. There can be no assurances that Falco will satisfy the recordkeeping requirements that apply to a QEF, or that Falco will supply U.S. Holders with information that such U.S. Holders are required to report to the IRS under the QEF rules, in the event that Falco is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Falco Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Falco Shares are marketable stock. The Falco Shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” A non-U.S. exchange will be treated as a qualified exchange if it is regulated or supervised by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The Falco Shares are listed on the TSXV which should be a qualified exchange for this purposes. The Falco Shares will treated as regularly traded in any calendar year in which more than a de minims quantity of such Shares are traded on at least 15 days during each calendar quarter. The Falco Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Falco Shares generally will not be subject to the rules of Section 1291 of the U.S. Tax Code discussed above with respect to such Falco Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Falco Shares for which Falco is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the U.S. Tax Code discussed above will apply to certain dispositions of, and distributions on, the Falco Shares.

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A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Falco is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Falco Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Falco Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Falco Shares, over (b) the fair market value of such Falco Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Falco Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Falco Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the U.S. Tax Code and U.S. Treasury Regulations.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Falco Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the U.S. Tax Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Taxation of Distributions

Subject to the PFIC rules described above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Falco Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Falco, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Falco, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Falco Shares and thereafter as gain from the sale or exchange of such Falco Shares (see “Sale or Other Taxable Disposition of Falco Shares” below). However, Falco may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Falco with respect to the Falco Shares will constitute ordinary dividend income. Dividends received on Falco Shares generally will not be eligible for the dividends received deduction.

A dividend paid by Falco to a U.S. Holder that is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Falco is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the Falco Shares are met. Falco generally will be a QFC, as defined under Section 1(h)(11) of the U.S. Tax Code, if Falco is eligible for the benefits of the U.S. Treaty or its shares are readily tradable on an established securities market in the U.S. Falco Shares are readily tradable on an established securities market, the OTCQX. Falco may also be eligible for the benefits of the U.S. Treaty. However, even if Falco satisfies one or more of these requirements, Falco will not be treated as a QFC if Falco is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, and subject to the PFIC rules discussed below, a dividend paid by Falco to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Falco Shares

Subject to the PFIC rules described above, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Falco Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Falco Shares sold or otherwise disposed of. Any such gain or loss will be capital gain or loss, which will generally be long-term capital gain or loss if, at the time of the sale or other disposition, such Falco Shares are held for more than one year.

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Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement Exchange, or in connection with the ownership or disposition of Falco Shares, generally may elect to either deduct or credit the Canadian income tax paid. A credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. The amount of a distribution with respect to the Falco Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Falco Shares, or on the sale, exchange or other taxable disposition of Falco Shares, or any Canadian dollars received pursuant to the exercise of Dissent Rights under the Arrangement Exchange, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules generally apply to U.S. Holders who use the accrual method of tax accounting.

Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Certain U.S. Holders are required to report information related to their ownership of Falco Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements related to their ownership of the Falco Shares.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Falco Shares, (b) proceeds arising from the sale or other taxable disposition of Falco Shares, or (c) any payments received in connection with the Arrangement Exchange (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement Exchange) generally may be subject to information reporting and backup withholding (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the backup withholding rules in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

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The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

SECURITIES LAWS AND CONSIDERATIONS

The following is a brief summary of the securities laws considerations applicable to the transactions contemplated herein.

Status under Canadian Securities Laws

Falco is a “reporting issuer” in each of the Provinces of Canada. The Falco Shares are listed on the TSXV under the symbol “FPC”. Golden Queen is a “reporting issuer” in British Columbia, Alberta, Ontario and Québec and is currently listed on the NEX under the symbol “GQM.H” and is quoted on the OTCQB under the symbol “GQMND”. Following the closing of the Arrangement, Falco and Golden Queen will take steps for Golden Queen to cease being a reporting issuer and to have the Golden Queen Shares delisted from the NEX and no longer quoted on the OTCQB (delisting is expected to be effective two or three Business Days after the Effective Date).

Issuance and Resale of Falco Shares under Canadian Securities Laws

The issue of the Falco Shares to the Golden Queen Shareholders under the Plan of Arrangement constitutes a distribution of securities which is exempt from the registration and prospectus requirements of applicable Canadian securities laws. The Falco Shares held by former Golden Queen Shareholders may be resold in each of the provinces and territories of Canada, provided Falco is and has been a reporting issuer for the four months immediately preceding the trade, the holder is not a “control person” as defined in the applicable Canadian securities laws, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale, and if the holder is an insider or officer of Falco, the holder has no reasonable grounds to believe that Falco is in default of applicable Canadian securities laws.

Each Golden Queen Shareholder is urged to consult such Golden Queen Shareholder’s professional advisers to determine the conditions and restrictions applicable to trades in the Falco Shares to which the Golden Queen Shareholders are entitled under the Arrangement. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions

Golden Queen may be subject to the provisions of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As previously described in this Circular, all Golden Queen Shares will be exchanged for Falco Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement may be considered a "business combination" in respect of Golden Queen pursuant to MI 61-101 since the interest of a holder of a Golden Queen Share may be terminated without the holder's consent. Accordingly, unless no related party of Golden Queen is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the Arrangement, the Arrangement would be considered a "business combination" and subject to minority approval requirements.

If "minority approval" is required, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by not less than two-thirds of the votes cast by the Golden Queen Shareholders present in person or represented by proxy at the Meeting, the Arrangement would also require the approval of a simple majority of the votes cast by Golden Queen Shareholders, excluding votes cast in respect of Golden Queen Shares held by "related parties" who receive a "collateral benefit" (as such terms are defined in MI 61-101) as a consequence of the Arrangement.

Golden Queen has determined that no related party of Golden Queen is entitled to receive a “collateral benefit” (as defined in MI 61-101) such that the Arrangement would therefore constitute a “business combination” under MI 61-101. Accordingly, the Arrangement is not considered to be a "business combination" in respect of Golden Queen, and as a result, (i) no "minority approval" is required for the Arrangement Resolution, and (ii) no formal valuation is required for the Arrangement under MI 61-101. In addition, since the Arrangement does not constitute a business combination, Golden Queen is not required to disclose any prior valuation in respect of the Company. A prior valuation was obtained in April 2019 in connection with Golden Queen’s sale of all of its interest in the Soledad Mine; however, such prior valuation is not relevant for the purposes of the Arrangement.

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U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Golden Queen Shareholders receiving and reselling their Falco Shares. All Golden Queen Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Falco Shares issued or distributed to them under the Arrangement complies with applicable securities laws.

The following discussion does not address applicable Canadian securities laws that will apply to the issue of Falco Shares or the resale within Canada of these securities by Golden Queen Shareholders. Golden Queen Shareholders reselling their Falco Shares in Canada must comply with applicable Canadian securities laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Falco Shares to be issued to Golden Queen Shareholders in exchange for their Golden Queen Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. The Section 3(a)(10) Exemption exempts from the general registration requirements under the U.S. Securities Act, securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered.

On February 20, 2020, Golden Queen obtained the Interim Order, a copy of which is attached as Appendix “D” to this Circular. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Meeting, Golden Queen will apply to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia to be held on or about March 26, 2020, at 10:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. Please see the Notice of Hearing of Petition, attached as Appendix “E” to this Circular, with respect to the hearing of the application for the Final Order for further information on participating or presenting evidence at the hearing for the Final Order. All Golden Queen Shareholders are entitled to appear and be heard at this hearing. If the Arrangement Resolution is approved by the requisite majority, then final approval of the Court must be obtained before the Arrangement may proceed. The Court has been or will be advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Falco Shares in exchange for the Golden Queen Shares pursuant to the Arrangement.

Resales of Falco Shares after the Completion of the Arrangement

The Falco Shares to be issued to Golden Queen Shareholders in exchange for their Golden Queen Shares pursuant to the Arrangement will be freely transferable under the U.S. Securities Act, except by persons who are “affiliates” of Falco after the Arrangement or were affiliates of Falco within 90 days prior to completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Falco Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. In general, persons who are “affiliates” (as defined in Rule 144(a)(1) under the U.S. Securities Act) of Falco after the Arrangement or persons who were affiliates of Falco within 90 days prior to completion of the Arrangement will be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those Falco Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or the average weekly trading volume of Falco Shares on a United States securities exchange during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Falco were to be deemed to have ever been such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of the Falco Shares unless and until Falco has satisfied the applicable conditions.

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Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Falco Shares outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Falco Shares who are not affiliates of Falco, or who are its affiliates of Falco solely by virtue of being an officer and/or director of Falco and who pay only the usual and customary broker’s commission in connection with the transaction, may resell their Falco Shares in an “offshore transaction” (which would include a sale through the TSXV) if neither the seller, nor any affiliate of the seller, nor any person acting on any of their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in the resale transaction. Under Regulation S, certain additional restrictions and qualifications are applicable to holders of Falco Shares who are affiliates of Falco other than by virtue of being an officer and/or director of Falco.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the Falco Shares to be issued to Golden Queen Shareholders in exchange for their Golden Queen Shares upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

INFORMATION CONCERNING GOLDEN QUEEN

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from Golden Queen free of charge, by contacting Brenda Dayton, the Corporate Secretary of Golden Queen, at 1-604-417-7952 or bdayton@goldenqueen.com and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents listed below and filed by Golden Queen with the various securities commissions or similar authorities in the provinces of British Columbia, Alberta, Ontario and Québec and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	Annual Report on Form 10-K dated March 25, 2019 for the year ended December 31, 2018;
2.	audited consolidated financial statements for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s report thereon;
3.	management’s discussion and analysis for the year ended December 31, 2018;
4.	unaudited consolidated annual financial statements for the three and nine months ended September 30, 2019 and 2018 (the “Golden Queen Interim Financial Statements”);
5.	management’s discussion and analysis for the three and nine months ended September 30, 2019 (the “Golden Queen Interim MD&A”);
6.	management information circular dated April 10, 2019 prepared in connection with the annual general and special meeting of shareholders held on May 13, 2019; and
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7.	material change report dated February 11, 2019;
8.	amended material change report dated May 6, 2019;
9.	material change report dated May 28, 2019;
10.	material change report dated July 5, 2019;
11.	material change report dated July 11, 2019;
12.	material change report dated November 4, 2019; and
13.	material change report dated February 14, 2020.

References herein to this Circular also include any and all documents incorporated by reference in this Circular. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of Form 41-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) filed by Golden Queen with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of this Circular; rather only such statement as so modified or superseded shall be considered to constitute part of this Circular.

Information contained in or otherwise accessed through Golden Queen’s website, www.goldenqueen.com, or any other website does not form part of this Circular.

General

Golden Queen was previously engaged in the operation of the Soledad Mine, located in the Mojave Mining District, Kern County, California. On May 22, 2019, the Company completed the sale of all of its interest in the Soledad Mine. On July 26, 2019, the Company changed its name from “Golden Queen Mining Co. Ltd.” to “Golden Queen Mining Consolidated Ltd.”.

Trading Price and Volume

The Golden Queen shares are quoted on the OTCQB under the symbol “GQMND”. Prior to July 26, 2019, the Golden Queen shares were quoted on the OTCQX Best Market (the “OTCQX”) under the symbol “GQMNF”. The following table sets forth the price range and volume of shares as reported by the OTCQX and OTCQB, as applicable, for the periods indicated.

Month	High (US$)	Low (US$)	Volume
February 2019	0.04	0.02	4,333,218
March 2019	0.043	0.024	6,370,086
April 2019	0.033	0.016	7,615,947
May 2019	0.022	0.011	7,744,395
June 2019	0.025	0.014	12,120,039
July 2019[1,2]	0.22	0.011	9,794,982
August 2019	0.294	0.129	361,752
September 2019	0.24	0.185	147,128
October 2019	0.235	0.183	384,977

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Month	High (US$)	Low (US$)	Volume
November 2019	0.204	0.14	389,949
December 2019	0.19	0.131	184,103
January 2020	0.196	0.14	60,137
February 1 - 19, 2020	0.22	0.164	131,814

Note

1.       The quotation of the Golden Queen Shares on the OTCQB became effective on July 26, 2019.

2.       On July 26, 2019, Golden Queen consolidated the Golden Queen Shares on a ten to one basis.

The Golden Queen Shares are listed for trading on the NEX under the symbol “GQM.H”. Prior to July 26, 2019, the Golden Queen Shares were listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GQM”. The following table sets forth the price range and volume of Golden Queen Shares as reported by the TSX and NEX, as applicable, for the periods indicated.

Month	High (US$)	Low (US$)	Volume
February 2019	0.06	0.025	10,951,100
March 2019	0.055	0.035	4,638,586
April 2019	0.04	0.02	3,209,525
May 2019	0.03	0.02	7,203,570
June 2019	0.03	0.02	9,340,191
July 2019[1,2]	0.29	0.02	126,414
August 2019	0.35	0.21	603,307
September 2019	0.315	0.255	229,524
October 2019	0.31	0.24	185,989
November 2019	0.245	0.19	331,775
December 2019	0.215	0.165	324,606
January 2020	0.26	0.185	87,815
February 1 - 19, 2020	0.295	0.22	2,424,247

Note

1.	The Golden Queen Shares were listed and commenced trading on the NEX on July 26, 2019.
2.	On July 26, 2019, Golden Queen consolidated the Golden Queen Shares on a ten to one basis.

Following the Arrangement, the Golden Queen Shares will be delisted from the NEX and no longer quoted on the OTCQB.

Consolidated Capitalization

There have been no material changes in the share capital or indebtedness of Golden Queen on a consolidated basis since September 30, 2019.

See the Golden Queen Interim Financial Statements and the Golden Queen Interim MD&A incorporated by reference into this Circular for more information about Golden Queen’s consolidated capitalization.

Prior Sales

The following table sets forth, for the twelve month period prior to the date of the Arrangement Agreement, the prior sales of Golden Queen Shares and debt convertible into Golden Queen Shares, excluding Golden Queen Shares sold pursuant to the exercise of employee stock options or conversion rights:

Description of Security	Date Issued	Number of Securities Issued	Price
Golden Queen Shares(1)	July 12, 2019	1,339,694	C$0.25
(1)	Issued to Maxit Capital LP for providing financial advisory services in connection with the sale of Golden Queen Mining Holdings Inc.

INFORMATION CONCERNING FALCO

Appendix “F” to this Circular sets forth information concerning the business of Falco.

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INFORMATION CONCERNING THE COMBINED COMPANY

Appendix “G” to this Circular sets forth information concerning the business of the combined company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described in this Circular, no informed person of the Company, and no associate or affiliate of any such informed person has had any material interest direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. See “Interest of Certain Persons in Matters to be Acted Upon” and “The Arrangement” in this Circular.

AUDITORS AND TRANSFER AGENT

The auditor of Golden Queen is PricewaterhouseCoopers LLP. Such auditor is independent of Golden Queen within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct. The registrar and transfer agent for Golden Queen is Computershare Investor Services Inc.

MANAGEMENT CONTRACTS

Management functions of Golden Queen are not to any substantial degree performed by anyone other than the directors or executive officers of Golden Queen.

OTHER MATTERS

Golden Queen knows of no other matters that are likely to be brought before the Meeting. If, however, other matters not presently known or determined properly come before the Meeting, the persons named as proxies in the enclosed Proxy or VIF or their substitutes will vote in accordance with their discretion with respect to such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Company’s website at www.goldenqueen.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company will furnish to Golden Queen Shareholders, free of charge, a hard copy of the Company’s financial statements and management’s discussion and analysis and/or a hard copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 upon request by (i) telephone to: 1-604-417-7952 or (ii) email to: bdayton@goldenqueen.com. Financial information is provided in the Company’s annual financial statements and management’s discussion and analysis for its most recently completed fiscal year.

OTHER MATERIAL FACTS

There are no other material facts to the knowledge of the Board relating to the matters for which this Circular is issued which are not disclosed herein.

MISCELLANEOUS

If you have any questions about the Arrangement, please contact Brenda Dayton, Corporate Secretary, by telephone at 1-604-417-7952, or by email at bdayton@goldenqueen.com.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS CIRCULAR. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS CIRCULAR. THIS CIRCULAR IS DATED FEBRUARY 20, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS CIRCULAR IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. NEITHER THE MAILING OF THIS CIRCULAR TO GOLDEN QUEEN SHAREHOLDERS NOR THE COMPLETION OF THE ARRANGEMENT CREATES ANY IMPLICATION TO THE CONTRARY. THIS CIRCULAR DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION.

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CERTIFICATE

The contents and the sending of this Circular have been approved by the Board.

By Order of the Board of Directors of

GOLDEN QUEEN MINING CONSOLIDATED LTD.

Paul M. Blythe

Director

Vancouver, British Columbia

February 20, 2020

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CONSENT OF EVANS & EVANS, INC.

To: The Board of Directors of Golden Queen Mining Consolidated Ltd.

We refer to the written fairness opinion dated as of February 7, 2020 (the “Fairness Opinion”), which we prepared for the Board of Directors of Golden Queen Mining Consolidated Ltd. (“Golden Queen”), in connection with the Arrangement as defined in Golden Queen’s management information circular dated February 20, 2020 (the “Circular”), between Golden Queen and Falco Resources Ltd.

We consent to the inclusion of the Fairness Opinion, a summary of the Fairness Opinion and the use of our firm name in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Golden Queen shall rely upon the Fairness Opinion.

/s/ EVANS & EVANS, INC.

Vancouver, British Columbia

February 20, 2020

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APPENDIX “A”

ARRANGEMENT RESOLUTION

The Arrangement Resolution which the Golden Queen Shareholders will be asked to pass at the Golden Queen Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Falco Resources Ltd. (“Acquiror”) and Golden Queen Mining Consolidated Ltd. (the “Company”) and shareholders of the Company, all as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement (the “Arrangement Agreement”) among Acquiror and the Company dated February 10, 2020 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of the Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to:
a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(5)	any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and
(6)	any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX “B”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1      Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

"Agreement" means the arrangement agreement dated as of February 10, 2020 between Falco and Golden Queen, together with the Falco Disclosure Letter and the Golden Queen Disclosure Letter and the schedules attached thereto, as amended, amended and restated or supplemented from time to time;

"Arrangement" means an arrangement under the provisions of Section 288 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order with the prior written consent of Falco and Golden Queen acting reasonably;

"Arrangement Consideration" means 1.17 Falco Shares for each Golden Queen Share;

"Arrangement Resolution" means the special resolution of the Golden Queen Shareholders approving the Arrangement, the Plan of Arrangement and the Agreement, substantially in the form set out in Schedule “B” of the Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia or Montréal, Québec;

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder;

"Court" means the Supreme Court of British Columbia;

"CRA" means Canada Revenue Agency;

"Depositary" means TSX Trust Company, appointed for the purpose of, among other things, exchanging certificates or DRS advice-statements representing Golden Queen Shares for certificates or DRS advice-statements representing Falco Shares in connection with the Arrangement;

"DRS" shall have the meaning ascribed to such term in Section 3.2;

"Effective Date" means the date Falco and Golden Queen agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date shall be after all of the conditions precedent to the completion of the Agreement and the Final Order have been satisfied or waived;

"Effective Time" means 12:01 a.m. (Montréal time) on the Effective Date, or such other time as the Parties may agree to in writing before the Effective Date;

"Falco" means Falco Resources Ltd., a corporation existing under the CBCA;

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"Falco Disclosure Letter" means the letter delivered by Falco to Golden Queen in the form accepted by and on behalf of Golden Queen with respect to certain matters in the Agreement;

"Falco Shares" means common shares in the capital of Falco;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"final proscription date" shall have the meaning ascribed to such term in Section 5.5;

"Former Golden Queen Shareholders" means, at and following the Effective Time, the holders of Golden Queen Shares immediately prior to the Effective Time;

"Golden Queen" means Golden Queen Mining Consolidated Ltd., a corporation existing under the BCBCA;

"Golden Queen Disclosure Letter" means the letter delivered by Golden Queen to Falco in the form accepted by and on behalf of Falco with respect to certain matters in the Agreement;

"Golden Queen Dissenting Shareholders" means registered Golden Queen Shareholders who have duly and validly exercised their Golden Queen Dissent Rights in strict compliance with the Golden Queen Dissent Procedures and whose Golden Queen Dissent Rights have not terminated;

"Golden Queen Dissent Procedures" means the procedures to be taken by a Golden Queen Shareholder in exercising Golden Queen Dissent Rights as set out in Division 2 Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and Section 4.1;

"Golden Queen Dissent Rights" means the rights of dissent in respect of the Arrangement as contemplated in this Plan of Arrangement;

"Golden Queen Meeting" means the special meeting of the Golden Queen Shareholders, including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

"Golden Queen Shareholders" means, at any time, the holders of Golden Queen Shares;

"Golden Queen Shares" means common shares in the capital of Golden Queen;

"Governmental Entity" means:

(i)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;
(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and
(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

"Interim Order" means the interim order of the Court pursuant to Section 291(2) of the BCBCA after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, with respect to the issuance of Falco Shares in exchange for Golden Queen Shares pursuant to the Arrangement, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

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"Letter of Transmittal" means the letter of transmittal sent by Golden Queen to the Golden Queen Shareholders for use in connection with the Arrangement, providing for the delivery of certificates or DRS advice-statements representing Golden Queen Shares to the Depositary;

"Parties" means, together, Falco and Golden Queen, and "Party" means any one of them;

"Person" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations made in accordance with the Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably; and

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time.

Words and phrases used herein that are defined in the Agreement and not defined herein shall have the same meaning herein as in the Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

Section 1.2      Interpretation Not Affected By Headings.

The division of this Plan of Arrangement into Articles, Sections, Paragraphs and Subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3       References to Articles, Sections, etc.

Unless otherwise indicated, references in this Plan of Arrangement to any Article, Section, Paragraph, Subparagraph or portion thereof are a reference to the applicable Article, Section, Paragraph, Subparagraph or portion thereof in this Plan of Arrangement.

Section 1.4      Number, Gender and Persons.

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.5      Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6      Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

Section 1.7      Currency.

Unless otherwise stated, all references to currency herein are expressed in lawful money of Canada, and "$" refers to Canadian dollars.

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Article 2
Agreement

Section 2.1      Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 288 of the BCBCA.

Article 3
ARRANGEMENT

Section 3.1      Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each Golden Queen Share held by a Golden Queen Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Golden Queen, in consideration for a claim against Golden Queen in an amount determined and payable in accordance with Article 4, and (i) the name of such holder will be removed from the central securities register as a holder of Golden Queen Shares and (ii) Golden Queen shall be recorded as the registered holder of the Golden Queen Shares so transferred and shall be deemed to be the legal owner of such Golden Queen Shares; and
(b)	each Golden Queen Share outstanding immediately prior to the Effective Time held by a Golden Queen Shareholder (other than Falco or any Golden Queen Dissenting Shareholder), shall be deemed to be transferred by the holder thereof to Falco in exchange for the Arrangement Consideration and Falco shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to Section 3.3, Section 3.4 and Article 5.

Section 3.2      Post-Effective Time Procedures.

(a)	Following the receipt of the Final Order and no later than one (1) Business Day before the Effective Date, Falco shall deliver or arrange to be delivered to the Depositary certificates or direct registration (“DRS”) advice-statements representing the requisite Falco Shares required to be issued to Former Golden Queen Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for Former Golden Queen Shareholders for distribution to such Former Golden Queen Shareholders in accordance with the provisions of Article 5.
(b)	Subject to the provisions of Article 5, and upon return of a properly completed Golden Queen Letter of Transmittal by a registered Former Golden Queen Shareholder, together with certificates or DRS advice-statements representing Golden Queen Shares and such other documents as the Depositary may require, the Former Golden Queen Shareholder shall be entitled to receive delivery of certificates or DRS advice-statements representing the Falco Shares to which it is entitled pursuant to Section 3.1(b).

Section 3.3      Falco Shares.

No fractional Falco Shares shall be issued to Former Golden Queen Shareholders in connection with this Plan of Arrangement. The total number of Falco Shares to be issued to any Former Golden Queen Shareholder shall, without additional compensation, be rounded down to the nearest whole Falco Share in the event that a Former Golden Queen Shareholder would otherwise be entitled to a fractional share. All Falco Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

Section 3.4      Transfers Free and Clear.

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all liens, claims and encumbrances.

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Section 3.5      Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Falco; (ii) Golden Queen; and (iii) Former Golden Queen Shareholders.

Article 4
DISSENT PROCEDURES

Section 4.1      Rights of Dissent.

Pursuant to the Interim Order, a Golden Queen Dissenting Shareholder may exercise Golden Queen Dissent Rights with respect to the Golden Queen Shares held by such holder in connection with the Arrangement pursuant to and in the manner set forth in Division 2 Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided however the written notice setting forth the objection of such registered Golden Queen Dissenting Shareholder to the Arrangement and excise of Golden Queen Dissent Rights must be received by Golden Queen not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately preceding the date of the Golden Queen Meeting (as may be adjourned or postponed from time to time) and provided further that holders who exercise such Golden Queen Dissent Rights shall be deemed to have transferred their Golden Queen Shares to Golden Queen as of the Effective Time, without any further act or formality and free and clear of all liens.

Each Golden Queen Dissenting Shareholder who is:

(a)	ultimately entitled to be paid fair value for such holder's Golden Queen Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than 3.1(a)); (ii) shall be entitled to be paid the fair value of such Golden Queen Shares by Golden Queen, which, notwithstanding anything to the contrary contained in Division 2 Part 8 of the BCBCA, fair value shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Golden Queen Dissent Rights in respect of such Golden Queen Shares; or
(b)	ultimately not entitled, for any reason, to be paid fair value for such Golden Queen Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Golden Queen Shares and shall be entitled to receive only the Arrangement Consideration contemplated by Section 3.1(b) that such Golden Queen Dissenting Shareholder would have received pursuant to the Arrangement if such Golden Queen Dissenting Shareholder had not exercised its Golden Queen Dissent Rights.

Section 4.2      Recognition of Dissenting Holders.

(a)	In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Golden Queen Dissent Rights unless such Person is the registered holder of those Golden Queen Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Parties or any other Person be required to recognize Golden Queen Dissenting Shareholders as holders of Golden Queen Shares in respect of which Golden Queen Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Golden Queen Dissenting Shareholders shall be removed from the register of holders of the Golden Queen Shares in respect of which Golden Queen Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, no Golden Queen Shareholders who vote or have instructed a proxyholder to vote their Golden Queen Shares in favour of the Arrangement Resolution (but only in respect of such Golden Queen Shares) shall be entitled to exercise Golden Queen Dissent Rights.
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Article 5
DELIVERY OF FALCO COMMON SHARES

Section 5.1      Delivery of Falco Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Golden Queen Shares which were exchanged for Falco Shares in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Golden Queen Shares formerly represented by such certificate under the BCBCA and the articles of Golden Queen and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Falco Shares which such holder is entitled to receive in accordance with Section 3.1.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a), each certificate which immediately prior to the Effective Time represented one or more Golden Queen Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 5.2      Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Golden Queen Shares which were exchanged or transferred in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration which such person is entitled to receive in accordance with Section 3.1, provided that, as a condition precedent to any such delivery by the Depositary, such person shall have provided a bond satisfactory to Falco and the Depositary in such amount as Falco and the Depositary may direct, or otherwise indemnified Falco and the Depositary in a manner satisfactory to Falco and the Depositary, against any claim that may be made against Falco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise have taken such actions as may be required by the articles of Golden Queen.

Section 5.3      Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Falco Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Golden Queen Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Falco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Falco Shares.

Section 5.4      Withholding Rights.

Falco, Golden Queen and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder, and from all dividends or other distributions otherwise payable to any Former Golden Queen Shareholder, such amounts as Falco, Golden Queen or the Depositary is required, or reasonably believes to be required, to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Laws, in each case, as amended. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any Person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the Person, any of Falco, Golden Queen or the Depositary is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the Person as is necessary to provide sufficient funds to Falco, Golden Queen or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Falco, Golden Queen or the Depositary, as applicable, shall notify such Person and remit to such Person any unapplied balance of the net proceeds of such sale. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

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Section 5.5      Limitation and Proscription.

To the extent that a Former Golden Queen Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date which is six (6) years after the Effective Date (the "final proscription date"), then:

(a)	any Falco Shares which such Former Golden Queen Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Falco Shares shall be delivered to Falco by the Depositary for cancellation and shall be cancelled by Falco, and the interest of the Former Golden Queen Shareholder in such Falco Shares shall be terminated as of such final proscription date; and
(b)	any dividends or distributions which such Former Golden Queen Shareholder was entitled to receive under Section 5.3 shall be delivered by the Depositary to Falco and such dividends or distributions shall be deemed to be owned by Falco, and the interest of the Former Golden Queen Shareholder in such dividends or distributions shall be terminated as of such final proscription date.

Section 5.6      U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that all Falco Shares issued on completion of the Plan of Arrangement to the Golden Queen Shareholders will be issued by Falco in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

Article 6
AMENDMENTS

Section 6.1      Amendments to Plan of Arrangement.

(a)	The Parties reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Parties; (iii) filed with the Court and, if made following the Golden Queen Meeting, approved by the Court; and (iv) communicated to Former Golden Queen Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Golden Queen at any time prior to the Golden Queen Meeting provided that Falco shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Golden Queen Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Golden Queen Meeting shall be effective only if: (i) it is consented to in writing by each of the Parties; and (ii) if required by the Court, it is consented to by holders of the Golden Queen Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Parties, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Parties or any Former Golden Queen Shareholder.

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Article 7
FURTHER ASSURANCES

Section 7.1      Further Assurances.

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

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APPENDIX “C”

FAIRNESS OPINION

C-1

1075 WEST GEORGIA STREET

SUITE 1330

VANCOUVER, BRITISH COLUMBIA

CANADA, V6E 3C9

Tel: (604) 408-2222

www.evansevans.com

February 7, 2020

GOLDEN QUEEN MINING CONSOLIDATED

Suite 650, 1021 West Hastings Street

Vancouver, British Columbia V6E 0C3

Attention: Special Committee of the Board of Directors

Dear Sirs/Mesdames:

Subject: Fairness Opinion

1.0       Introduction

1.01	Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Opinion”) was engaged by the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Golden Queen Mining Consolidated Ltd. (“Golden Queen”) of Vancouver, British Columbia to prepare a Fairness Opinion (the “Opinion”) with respect to the planned share exchange (“Proposed Transaction”) with Falco Resources Ltd. (“Falco” and together with Golden Queen the “Companies”). Evans & Evans understands the Proposed Transaction, as outlined in section 1.05 of this Opinion, would involve the shareholders of Golden Queen exchanging their common shares in Golden Queen for common shares in Falco based on an agreed to share exchange ratio.

Evans & Evans has been requested by the Committee to prepare the Opinion to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial standpoint, to the shareholders of Golden Queen (the “GQM Shareholders”).

Golden Queen is a reporting issuer whose shares are listed for trading on the NEX board of the TSX Venture Exchange (the “TSXV”) under the symbol “GQM.H”. Falco’s common shares trade under the symbol “FPC” on the TSXV.

1.02	Unless otherwise noted, all monetary amounts referenced herein are Canadian dollars.
1.03	Golden Queen was historically engaged in the operation of the Soledad Mountain Mine (the “Mine”), located in the Mojave Mining District, Kern County, California. The Company owned 50% of Golden Queen Mining Company, LLC (“GQM LLC”), the operator of the Mine.

On May 22, 2019, Golden Queen completed the sale of its subsidiaries, including its interest in GQM LLC, to a a group of purchasers including Thomas M. Clay and certain members of the Clay family and associated entities (the “Purchasers”). The consideration from the Purchasers was comprised of (i) US$4.25 million in cash; (ii) the extinguishment of all amounts owing to the Purchasers by Golden Queen of approximately US$25,700,000; and (iii) the cancellation of all of the Purchasers’ ownership interest in Golden Queen (consisting of 17,817,573 Shares, 45,750 options and 1,800,000 share purchase warrants). In addition, the Purchasers may be required to pay a contingent payment to Golden Queen if the Soledad Mountain Project is subsequently sold or transferred to a third party in certain circumstances. The fair value of the consideration paid by the Purchasers totaled US$35 million.

GOLDEN QUEEN MINING CONSOLIDATED February 7, 2020 Page 2

On July 25, 2019, Golden Queen delisted its common shares from the Toronto Stock Exchange. Effective July 26, 2019, Golden Queen's common shares were listed and commenced trading on the NEX board of the TSXV.

On July 26, 2019, Golden Queen changed its name from “Golden Queen Mining Co. Ltd.” to “Golden Queen Mining Consolidated Ltd.” Effective July 26, 2019, Golden Queen consolidated its common shares on the basis of one new common share for every ten old common shares issued and outstanding at that time.

As of the date of the Opinion, Golden Queen’s primary asset was approximately $4.4 million in net cash. As of the date of the Opinion, Gold Queen had 13,532,267 common shares issued and outstanding for a net asset value (“NAV”) per share of $0.32.

1.04	Falco was incorporated under the Business Corporations Act (British Columbia) on March 16, 2010 and was continued under the Canada Business Corporations Act on June 12, 2015.

Falco is a large mineral claim holder in the Province of Québec, with extensive land holdings in the Abitibi Greenstone Belt (“AGB”).  Several of the world’s largest gold and base metal deposits are found in the AGB. Falco owns about approximately 67,000 hectares of land in the Rouyn-Noranda mining camp, which represents 70% of the entire camp and includes 13 former gold and base metal mine sites.  Falco’s principal asset is the Horne 5 Project (the “Project”) located in the former Horne mine that was operated by Noranda Inc. (“Noranda”) from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper.

The Horne 5 Gold Project was the subject of a positive National Instrument 43-101 Technical Report (“NI 43-101”) Feasibility Study with an effective date October 5, 2017 (the “Horne Feasibility”). The Horne Feasibility outlines a 15-year mine life with gold, zinc, copper and silver over the period of the life of mine.

As of the date of the Opinion, Falco continues to work with various stakeholders to secure the necessary permits and authorizations required to proceed with the development of the Horne 5 Project. Falco’s team is also working on revising some components of its Environmental Impact Assessment (“EIA”) and meeting with various stakeholders to further mitigate the impacts of the Horne 5 Project.

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The dewatering of the old underground workings (former Horne and Quemont mines) constitutes the initial phase of the development of the Horne 5 Project and involves geotechnical challenges. As part of the risk assessment for the dewatering phase, Falco has collaborated with its principal neighbor (the “Neighbor”), the owner of the mining concessions, on an initial geotechnical program to gather information and analyse the risks associated with the development of the Horne 5 Project.

In order to access the Horne 5 Project, Falco must obtain one or more licenses from the Neighbor, which may not be unreasonably withheld, but which may be subject to conditions that the Neighbor may require in its sole discretion. These conditions may include the provision of a performance bond or other assurance to the Neighbor and the indemnification of the Neighbor by Falco. The agreement with the Neighbor stipulates, among other things, that a license shall be subject to reasonable conditions which may include, among other things, that activities at the Project will be subordinated to the current use of the surface lands and subject to priority, as established in such party’s sole discretion, over such activities.

Any license may provide for, among other things, access to and the right to use the infrastructure owned by the Neighbor and some specific underground infrastructure in the former Quemont and Horne mines.

Falco will have to acquire a number of rights of ways or other surface rights in order to place Horne 5 into production.

In addition to being subject to the applicable legal framework, the development of the Horne 5 Project is subject to a contractual framework whereby the obtaining of the required license to operate from its Neighbor is subordinated to the entering into a comprehensive financial guarantee arrangement with the Neighbor in order to provide adequate financial protection to this operation. Once this condition precedent will be achieved, Falco and its Neighbor will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of the Neighbor’s operation, the whole, in accordance with the agreed upon contractual framework.

Financial Position and Capital Structure

As of September 30, 2019, Falco had approximately $630,000 in cash and a working capital deficit of approximately $11.8 million. Falco’s primary liabilities are a $10.0 million secured loan due to Osisko Gold Royalties Ltd. (“Osisko”) and a $27 million contract liability also due to Osisko.

On November 25, 2019, Falco announced that, Falco and Osisko agreed to amend the $10 million senior loan (the “Senior Loan”) entered into by Falco on February 22, 2019. The Senior Loan shall be amended by increasing the principal amount by $5.9 million (the “Increased Principal Amount”) from $10 million to $15.9 million (the “Principal Amount”) and the maturity date will be extended from December 31, 2019 to December 31, 2020. Osisko shall be entitled to withhold and set-off from the Increased Principal Amount a sum of $0.9 million representing the current accounts payable owing to Osisko by Falco, so that, on a net basis, Osisko will make an amount of $5.0 million available to Falco for withdrawal. Under the terms of the Senior Loan, interest shall be payable on the Principal Amount at a rate per annum that is equal to 7%, compounded quarterly.

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As at the date of the Opinion, Falco had 207,878,736 million common shares outstanding and options and warrants outstanding to issue a further 19,458,054 common shares.

Osisko is the largest shareholder of Falco and owns 19.9% of the issued and outstanding shares of Falco. Osisko acquired the shares in November of 2018 when Osisko converted an outstanding debenture into common shares.

1.05	On January 15, 2020, Golden Queen and Falco entered into a non-binding letter of intent, the key terms of which are outlined below. Evans & Evans reviewed the letter of intent and the draft arrangement agreement.
1.	Falco, or a subsidiary thereof, will acquire 100% of the issued and outstanding shares of GQM by way of a plan of arrangement (the “Arrangement”).
2.	Falco will issue Falco common shares to the GQM Shareholders in exchange for their Golden Queen common shares.
3.	The exchange ratio (“Exchange Ratio”) will be a ratio based on a premium of 15% of the estimated net cash of Golden Queen. As of the date of the Opinion, the estimated net cash at closing will be $4.23 million implying a value for Golden Queen of $4.87 million.
4.	The number of common shares of Falco to be issued as the consideration for the Golden Queen common shares will be the NAV of Golden Queen divided by the volume weighted average price (“VWAP”) of Falco’s shares for the 20 days preceding entering into the transaction agreement. As of the date of the Opinion, the VWAP of Falco was $0.306 implying an Exchange Ratio of approximately 1.18.
5.	All options to purchase common shares of Golden Queen will be converted and exercised or cancelled prior to the completion of the Proposed Transaction.
6.	Golden Queen is required to make a cash termination payment to Falco in an amount equal to $200,000 upon certain circumstances in connection with the receipt by Golden Queen of a superior proposal.

1.06     The Committee retained Evans & Evans to act as an independent advisor to Golden Queen and to prepare and deliver the Opinion to the Committee to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the GQM Shareholders as at February 7, 2020 (the “Date of Review”).

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2.0       Engagement of Evans & Evans, Inc.

2.01	Evans & Evans was formally engaged by the Committee pursuant to an engagement letter signed January 24, 2020 (the “Engagement Letter”). The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Committee.

The terms of the Engagement Letter provide that Evans & Evans is to be paid a fixed professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Golden Queen in certain circumstances. The fee established for the Opinion is not been contingent upon the opinions presented or the completion of the Proposed Transaction.

3.0       Scope of Review

3.01	In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:
•	Interviewed members of the Committee to gain an understanding of the goals of Golden Queen.
•	Reviewed the non-binding letter of intent dated January 8, 2020 between Golden Queen and Falco setting out the terms of the Proposed Transaction. Also reviewed the draft Arrangement Agreement.
•	Reviewed the Golden Queen website www.goldenqueen.com.
•	Reviewed the Golden Queen management-prepared financial statements for the six months ended June 30, 2019 and the nine months ended September 30, 2019.
•	Reviewed the Golden Queen financial statements for the years ended December 31, 2015 to 2018 as audited by PricewaterhouseCoopers LLP of Vancouver, British Columbia. Historical financial statements were not reflective of the current operations of Golden Queen.
•	Reviewed Golden Queen’s Management Discussion and Analysis report for the six months ended June 30, 2019 and the nine months ended September 30, 2019.
•	Reviewed Golden Queen’s 2020 budget and the associated calculation of the net cash to be delivered at the closing of the Proposed Transaction.
•	Reviewed the Golden Queen fully-diluted share capitalization table as of the date of the Opinion.

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•	Reviewed information on mergers and acquisitions involving gold properties and companies with primarily gold assets.
•	Reviewed Falco’s website www.falcores.com and the November 2019 Investor Presentation.
•	Reviewed Falco’s management-prepared financial statements for the three months ended September 30, 2019.
•	Reviewed Falco’s financial statements for the years ended June 30, 2017 to 2019 as audited by PricewaterhouseCoopers LLP of Montreal, Quebec.
•	Reviewed Falco’s news releases for the 24 months preceding the date of the Opinion.
•	Reviewed the NI 43-101 Technical Report “Feasibility Study Horne 5 Gold Project” with an effective date October 5, 2017 prepared by qualified persons of BBA Inc., Golder Associates Ltd., Ingénierie RIVVAL Inc., InnovExplo Inc., SNC-Lavalin Stavibel Inc. and WSP Canada Inc.
•	Reviewed Falco’s Management Discussion & Analysis for the three months ended September 30, 2019.
•	Reviewed Falco’s Annual Information Forms for the years ended June 30, 2018 and 2019.
•	Reviewed stock market trading data and financial information on the following gold exploration companies: Avidian Gold Corp.; Banyan Gold Corp.; Grande Portage Resources Ltd.; Northern Superior Resources Inc.; Red Pine Exploration Inc.; TNR Gold Corp.; TomaGold Corporation; Blue Star Gold Corp.; White Gold Corp.; ATAC Resources Ltd.; Pure Gold Mining Inc.; Ascot Resources Ltd.; Sabina Gold & Silver Corp.; Rockhaven Resources Ltd.; Golden Predator Mining Corp.; Eastmain Resources Inc.; Maple Gold Mines Ltd.; and, Radisson Mining Resources Inc.
•	Reviewed trading data on Falco’s common shares on the TSXV for the period January 1, 2019 to the Date of Review.
•	Reviewed trading data on Golden Queen’s common shares on the NEX for the period July 1, 2019 to the Date of Review.
•	Reviewed information on the natural resource, mining and exploration, and gold markets a variety of sources.
•	Limitation and Qualification: Evans & Evans did not visit any of the mineral resource properties referenced in the Opinion. Evans & Evans has, therefore, relied on management’s disclosure with respect to the properties / operations of the Companies and the various technical reports outlined in section 3.0 of this Opinion.

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4.0       Market Overview

4.01	In assessing the fairness of the Proposed Transaction as of the Date of Review, Evans & Evans did review the overall gold market conditions and the market for exploration stage companies.
4.02	According to S&P Global Market Intelligence the industry recovery, which began in late 2016, faltered in 2019. The global nonferrous exploration budget was down by 3% year over year to US$9.8 billion in 2019 from US$10.1 billion in 2018. The total comprises US$9.29 billion in aggregate company budgets plus an estimated total for companies spending less than US$100,000 and private companies that do not report their data.

Gold explorers lowered their budget by US$559 million to US$4.29 billion in 2019, the largest decrease for any commodity, while allocations for base metals have increased by US$191 million to US$3.23 billion.

4.03	After a slow start to the year, the price of gold was on the rise in the last half of 2019 and the price of gold exceeded US$1,400/oz for the first time since 2013. Among the factors driving this rally were expectations of lower interest rates and political uncertainty, with further support coming from strong central bank buying.

According to data from the World Gold Council, gold had its best performance since 2010, in 2019 rising by 18.4% in US dollar terms. It also outperformed major global bond and emerging market stock benchmarks in the same period. In addition, gold prices reached record highs in most major currencies except the US dollar and Swiss franc. The gold price averaged US$1,481/oz in Q4 of 2019, the highest average price since Q1 2013.

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According to the World Gold Council global demand for gold was 4,355.7 tonnes in 2019, down 1% from 2018’s 4,401 tonnes. Central banks and other sovereign entities bought 650.3 tonnes of gold in 2019, just 5.9 tonnes less than 2018's more than 50-year high of 656.2 tonnes. Demand for gold for jewelry fell 6% to 2,107 tonnes, with consumption falling 9% in India and 8% in China, the two largest markets. Purchases of gold bars and coins declined by 10% in India and 31% in China, pulling total global demand down 20% to 870.6 tonnes.

Global gold supply rose 2% to 4,776.1 tonnes in 2019, due to an 11% increase in recycling. S&P Global Market Intelligence expect output to stay steady until 2022 and decline thereafter, as indicated by the declining global reserve base as outlined in the following graphic.

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New production coming on stream over the next five years is expected to produce as much as 4.3 million ounces per year (“Moz/y”) by 2024. Another 11.7 Moz/y is expected from projects currently undergoing feasibility studies or evaluating restarts. Current forecasts project 2020 production to increase as much as 0.4 Moz year over year. Then production is expected to fluctuate, with a roughly 0.7-Moz drop in 2021 followed by an increase again in 2022 due to advancements at developing projects. From there on, gold production is expected to fall by over 3 Moz in 2023 and up to 5 Moz in 2024. That latter drop will leave gold production 7%, or 7.2 Moz, lower than 2019 levels. If only half of the probable new production enters the market, gold production will be 13 Moz, or 12%, lower than 2019 levels.

5.0       Prior Valuations

5.01	The Companies represented to Evans & Evans that there have been no formal valuations or appraisals relating to the Companies or any affiliate or any of their respective material assets or liabilities made in the preceding three years which are in the possession or control of the Companies that are not outlined in section 3.0 of this Opinion. As Golden Queen holds no material assets other than cash, Evans & Evans did not consider formal valuations of disposed of assets to be relevant to the review of the Proposed Transaction.

6.0       Conditions and Restrictions

6.01	The Opinion may not be issued to anyone, nor relied upon by any party beyond the Committee, the Board, the NEX, the TSXV and the court approving the Proposed Transaction. The Opinion may be referenced and/or included in Golden Queen’s information circular and may be submitted to the GQM Shareholders and / or in a joint mailing to the Falco shareholders.
6.02	The Opinion may not be issued to any international stock exchange and/or regulatory authority beyond the TSXV and the NEX.
6.03	The Opinion may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor any Canadian or international tax authority. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).
6.04	Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

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6.05	The Opinion should not be construed as a formal valuation or appraisal of Golden Queen, Falco or any of their securities or assets. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.
6.06	In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Companies. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Companies, as well as their representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

6.07	The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.
6.08	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.
6.09	Evans & Evans is expressing no opinion as to the price at which any securities of Falco will trade on any stock exchange at any time.
6.10	Evans & Evans is expressing no opinion as to whether any alternative transaction might have been more beneficial to the GQM Shareholders.
6.11	Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.
6.12	In preparing the Opinion, Evans & Evans has relied upon a letter from management of Golden Queen confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.
6.13	Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the fairness, from a financial point of view, to the GQM Shareholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

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6.14	Evans & Evans and all of its Principal’s, Partner’s, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

7.0        Assumptions

7.01	In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.
7.02	With the approval of Golden Queen and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Companies or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
7.03	Senior officers of Golden Queen represented to Evans & Evans that, among other things: (i) the Information (other than estimates or budgets) provided orally by, an officer or employee of Golden Queen or in writing by Golden Queen (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to Golden Queen, its affiliates or the Proposed Transaction, for the purposes of the Engagement Letter, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Golden Queen, its affiliates or the Proposed Transaction and did not and does not omit to state a material fact in respect Golden Queen, its affiliates or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Companies or their associates and affiliates as to the matters covered thereby and such financial estimates and budgets reasonably represent the views of management of the Companies; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Companies or any of their affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

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7.04	With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in our analyses, the authors of the Opinion have noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which in the reasonable belief of the Companies are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Companies and are (or were at the time and continue to be) reasonable in the circumstances.
7.05	In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any information circular provided to shareholders with respect to Golden Queen, Falco and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.
7.06	The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

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7.07	As at September 30, 2019 all assets and liabilities of Golden Queen and Falco, have been recorded in their accounts and financial statements and follow International Financial Reporting Standards.
7.08	There were no material changes in the financial position of the Companies between the date of their financial statements and February 7, 2020 (i.e., the Date of Review) unless noted in the Opinion.
7.09	Representations made by the Companies as to the number of shares outstanding are accurate.

8.0        Fairness Considerations

8.01	In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the GQM Shareholders as a group and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.
8.02	In considering fairness of the Proposed Transaction, from a financial point of view, Evans & Evans considered the following.
a.	A review of the financial position of Golden Queen as of the Date of Review. Golden Queen has approximately $4.23 million of net cash as of the date of the Opinion. Golden Queen had no active operations as of the date of the Opinion.
b.	A review of the trading value of Golden Queen. Golden Queen trades on the NEX board of the TSXV and as of the Date of Review was trading below its net asset value.
c.	A review of the trading data for Falco’s common shares for the period January 1, 2019 to February 6, 2020. While Evans & Evans reviewed the trading data over a 13-month period, the data and analysis focused only the previous 180 trading days. In the view of Evans & Evans, changes in market conditions, Falco’s results and other economic factors make a detailed analysis beyond 180 days not as relevant to what shareholders are able to realize from their shareholdings as at the Date of Review.

The authors of the Opinion found for the 180 trading days preceding the Date of Review (February 7, 2020) Falco’s common shares closed at an average price of $0.24 to $0.31 with a daily average trading volumes of less than 200,000 shares. In total over the 180 trading days preceding the Date of Review 27,646,168 (13.3%) of the issued and outstanding common shares of Falco were traded. Falco shares traded each trading day.

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As noted above, Osisko is a significant shareholder in Falco. If one removes Falco’s shareholdings from the shares outstanding the liquidity improves a marginal amount.

As at the date of the Opinion, the Proposed Transaction had not been publicly announced.

d.	Consideration of the financial results and financial position of Falco as at the date of the Opinion. As outlined above, Falco had a working capital deficit as of September 30, 2019 (the date of the last publicly available financial information) and significant debt and liabilities. In the six months preceding the date of the Opinion, Falco had been successful in negotiating with Osisko to extend the terms of its liabilities. However, Falco does require financing.
e.	A review of the value of Falco as implied by recent equity financings. Falco had not completed any equity financings in the 18 months preceding the date of the Opinion.
f.	A review of the enterprise value (“EV”) to ounces of mineral resources[1] for 18 companies whose shares trade on the TSX Exchange and the TSXV with gold properties in Canada or the United States. The EV to ounce ranged from $10.49 to $97.84, with an average per ounce of $43.36 and a median of $29.54. The review focused on companies primarily in Canada and the U.S., particularly Eastern Canada. For those companies with assets with reserves and resources in excess of 1.0 million ounces, the average EV / ounce was $50.85, and the median was $42.54. The average EV/ounce for gold companies in Quebec included in the analysis was $35.

1 As defined in NI 43-101. In conducting the analysis Evans & Evans utilized 100% of Proven and Probable reserves and Measured and Indicated resources and 50% of Inferred resources.

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As of the Date of Review, Falco was trading at a value of less than $5.0 per ounce. It would appear that Falco is trading at a discount to its peers given the uncertainty of the timing as to when, or if, the Horne 5 Project will be moving forward.

g.	A review of the value implied for Falco and the Horne 5 Project based on a discounted cash flow model. Evans & Evans was provided with the Falco financial model and made certain adjustments to the model to reflect current gold pricing and the streaming agreement with Osisko that reduces the silver payable over the life of mine. In selecting a discount rate, Evans & Evans did adjust the discount rate applied to the unlevered free cash flows of the Horne Project to reflect the risk associated with negotiating the surface access rights with the Neighbor. Evans & Evans did find the value per share implied by this analysis was a small premium to the current trading price of Falco.

9.0       Fairness Conclusions

9.01	Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof and the Date of Review, that the terms of the Proposed Transaction are fair, from a financial point of view, to the GQM Shareholders.
9.02	In arriving at the conclusions outlined above, Evans & Evans considered:
a)	A comparison of the value implied by the Exchange Ratio to the NAV of Golden Queen and the volume weighted closing price (“VWCP”) of Golden Queen’s common shares over the 10, 30 and 90 days preceding the Date of Review. The Proposed Transaction represents a premium in excess of approximately 40% to the trading price and a small premium to the NAV. As Falco’s shares have appreciated over the past 90 days, the Exchange Ratio does imply a discount to the NAV when considering Falco’s longer-term share price.

b)	Consideration of the premium to the trading price of the Golden Queen common shares implied by the Exchange Ratio. The premium as calculated above is above the average premiums in the resource market which are generally in the range of 30% to 50%. While the premium to NAV is below the standard premium, given Falco has no active mineral property interests, and as such a premium below that of an operating company is not unusual.

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c)	Consideration of the liquidity of the common shares of Golden Queen. Golden Queen’s shares trade on the NEX Board of the TSXV. The NEX is a separate board on the TSXV that provides a trading forum for listed companies that no longer meet the TSXV’s ongoing listing standards. The NEX is designed for companies that have low levels of business activity or have ceased to carry on active business. There is currently limited ability for the GQM Shareholders to receive value for their shares in the market.
a)	Consideration of the ability of the GQM Shareholders to receive greater than the value implied by the Exchange Ratio in the market. Evans & Evans conducted a review of Golden Queen’s trading price to determine how many shares of Golden Queen had traded above the value implied by the Exchange Ratio. As can be seen from the table below, in the 180 trading days preceding the Date of Review, no shares had traded above the implied consideration of $0.36 per Golden Queen share.

9.03	Evans & Evans did consider the following quantitative and qualitative issues which shareholders might consider when reviewing the Proposed Transaction. Evans & Evans has not attempted to quantify the qualitative issues.
a.	The Arrangement will result in GQM Shareholders sharing in the advantages of an operating company with an active mineral project that is at the advanced exploration stage. Currently, Golden Queen has no active mineral projects and as such is trading at a discount to its net asset value.
b.	Post-Transaction, the GQM Shareholders will hold shares in a company that has one project and as such there is risk that if Falco is not successful in negotiating access rights or securing funding the Project may not move forward.
c.	Falco requires significant fund to move the Horne 5 Project into development. The Horne Feasibility, prepared in 2017, estimated the pre-production capital costs at $1.03 billion. There is no assurance that Falco will be successful in securing this funding at rates that are not dilutive to existing shareholders.
d.	Falco operates in Quebec which was ranked the 4th best jurisdiction for mining investment in the world as outlined in the 2018 Fraser Institute Annual Survey of Mining Companies.
e.	In addition to the risk associated with the ability of Falco to negotiate the access rights for the Horne 5 Project, there remains technical risk. In order for the deposit to be mined, the old excavations surrounding the mining area, must be dewatered. According to the preproduction schedule outlined in the Horne Feasibility, the dewatering of the Horne 5 Project is expected to take approximately two years from the day pumping is initiated. The Horne Feasibility this timeline could be extended if it takes longer to de-water to or to remediate the water. Any delays in moving into production or increased costs would have a negative impact on the cash flows available to Falco.

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10.0      Qualifications & Certification

10.01	The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1988. For the past 33 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period, he has been involved in the preparation of over 2,500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 1,500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

GOLDEN QUEEN MINING CONSOLIDATED February 7, 2020 Page 18

10.02	The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.
10.03	The authors of the Opinion have no present or prospective interest in the Companies, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

Signed

EVANS & EVANS, INC.

APPENDIX “D”

INTERIM ORDER

D-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

FEB 2 0 2020

ENTERED

NO. S201843
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

GOLDEN QUEEN MINING CONSOLIDATED LTD.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	MASTER TAYLOR	)	20/**Feb/2020**
		)	
		)	

ON THE APPLICATION of the Petitioner, Golden Queen Mining Consolidated Ltd. ("**Golden Queen**") for an Interim Order pursuant to its Petition filed on February 18, 2020.

[x] without notice coming on for hearing at Vancouver, British Columbia on February 20, 2020 and on hearing Sean K. Boyle, counsel for the Petitioner and upon reading the Petition herein and the Affidavit of Guy Le Bel sworn on February 17, 2020 and filed herein (the "**Le Bel Affidavit**"), and upon being advised that it is the intention of Falco Resources Ltd. ("**Falco**") to rely upon Section 3(a)(10) of the *United States Securities Act of 1933,* as amended (the "**1933 Act**"), as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Falco issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement;

51182686.3

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THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of Special Meeting of Shareholders to be held on March 24, 2020 and Management Information Circular with Respect to the Proposed Plan of Arrangement Involving Golden Queen Mining Consolidated Ltd. and Falco Resources Ltd. (collectively, the "**Circular**") attached as Exhibit "A" to the Le Bel Affidavit.

MEETING

2. Pursuant to Sections 186, 288, 289, 290 and 291 of the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "**BCBCA**"), Golden Queen is authorized and directed to call, hold and conduct a special meeting of the holders ("**Golden Queen Shareholders**") of common shares of Golden Queen ("**Golden Queen Shares**") to be held at 10:00 a.m. (Vancouver Time) on March 24, 2020 (the "**Meeting**"), at the offices of Blake, Cassels & Graydon LLP at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3:

(b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Golden Queen and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the articles of Golden Queen, and subject to the terms of the Arrangement Agreement, Golden Queen, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the

51182686.3

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necessity of first convening the Meeting or first obtaining any vote of the Golden Queen Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Golden Queen Shareholders by one of the methods specified in paragraphs 9 and 10 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting.

AMENDMENTS

6. Prior to the Meeting, Golden Queen is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Golden Queen Shareholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7. The record date for determining the Golden Queen Shareholders entitled to receive notice of, attend and vote at the Meeting will be close of business on February 18, 2020 (the "**Record Date**").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Golden Queen will not be required to send to the Golden Queen Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, the form of proxy, letter of transmittal and voting instruction form, and the Notice of Hearing of Petition (collectively referred to as the "**Meeting Materials**"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Le Bel Affidavit, with such deletions, amendments or additions thereto as counsel for Golden Queen may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to:

51182686.3

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(a) the registered Golden Queen Shareholders as they appear on the central securities register of Golden Queen or the records of its registrar and transfer agent as at the close of business on the Record Date (but not to Shareholders who Golden Queen, on two consecutive occasions, have sent a record but had such record returned because the shareholder could not be located) the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the Golden Queen Shareholders at their addresses as they appear in the applicable records of Golden Queen or its registrar and transfer agent as at the Record Date;

(ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or

(iii) by email or facsimile transmission to any the Golden Queen Shareholders who has previously identified himself, herself or itself to the satisfaction of Golden Queen acting through its representatives, who requests such email or facsimile transmission and the in accordance with such request;

(b) in the case of non-registered Golden Queen Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by *National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators* at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c) the directors and auditors of Golden Queen by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

51182686.3

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10. The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits "A" and "C", respectively, to the Le Bel Affidavit, with such deletions, amendments or additions thereto as counsel for Golden Queen may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the "**Notice Materials**"), will be sent to holders of options to purchase Golden Queen Shares (collectively with the Golden Queen Shareholders, the "**Golden Queen Securityholders**") at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal.

11. Accidental failure of or omission by Golden Queen to give notice to any one or more Golden Queen Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Golden Queen Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Golden Queen (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Golden Queen, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

12. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Golden Queen Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

DEEMED RECEIPT OF NOTICE

13. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

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UPDATING MEETING MATERIALS

14. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Golden Queen Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Golden Queen Securityholders or other persons entitled thereto by any of the means set forth in paragraphs 9 and 10 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Golden Queen.

QUORUM AND VOTING

16. The vote required to pass the Arrangement Resolution will be the affirmative vote of at least two-thirds of the votes cast by Golden Queen Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as one class on the basis of one vote per Golden Queen Share held.

17. In all other respects, the terms, restrictions and conditions set out in the articles of Golden Queen will apply in respect of the Meeting.

PERMITTED ATTENDEES

18. The only persons entitled to attend the Meeting will be (i) the Golden Queen Shareholders or their respective proxyholders as of the Record Date, (ii) Golden Queen's directors, officers, auditors and advisors, (iii) representatives of Falco, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Golden Queen Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

19. Representatives of Golden Queen's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

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SOLICITATION OF PROXIES

20. Golden Queen is authorized to use the form of proxy and letter of transmittal and voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Le Bel Affidavit and Golden Queen may in its discretion waive generally the time limits for deposit of proxies Golden Queen Shareholders if Golden Queen deems it reasonable to do so. Golden Queen is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

21. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Golden Queen may in its discretion waive the time limits for the deposit of proxies by Golden Queen Shareholders if Golden Queen deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

22. Each registered Golden Queen Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order.

23. Registered Golden Queen Shareholders will be the only Golden Queen Shareholders entitled to exercise rights of dissent. A beneficial holder of Golden Queen Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Golden Queen Shareholder to dissent on behalf of the beneficial holder of Golden Queen Shares or, alternatively, make arrangements to become a registered Golden Queen Shareholder.

24. In order for a registered Golden Queen Shareholder to exercise such right of dissent (the "**Dissent Right**"):

(a) a Dissenting Golden Queen Shareholder must deliver a written notice of dissent which must be received by Golden Queen c/o Blake Cassels & Graydon LLP at Suite 2600 – 595 Burrard Street, Vancouver, BC, Canada, V7X 1L3 (Attention: Sean K. Boyle), by 5:00 p.m. (Vancouver Time) on March 20, 2020, or, in the case of any adjournment or postponement of the Meeting, the date which is two

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business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent;

(b) a Dissenting Golden Queen Shareholder must not have voted his, her or its Golden Queen Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a Dissenting Golden Queen Shareholder must dissent with respect to all of the Golden Queen Shares held by such person; and

(d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order.

25. Notice to the Golden Queen Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Golden Queen Shareholders in accordance with this Interim Order.

26. Subject to further order of this Court, the rights available to the Golden Queen Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Golden Queen Shareholders with respect to the Arrangement.

APPLICATION FOR FINAL ORDER

27. Upon the approval, with or without variation, by the Golden Queen Shareholders of the Arrangement, in the manner set forth in this Interim Order, Golden Queen may apply to this Court for, *inter alia*, an order:

(a) pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and

(b) pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange

(collectively, the "**Final Order**"),

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at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

28. The form of Notice of Hearing of Petition attached to the Le Bel Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. Any Golden Queen Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

29. Any Golden Queen Securityholder seeking to appear at the hearing of the application for the Final Order must:

(a) file and deliver a Response to Petition (a "**Response**") in the form prescribed by the *Supreme Court Civil Rules*, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC V7X 1L3

Attention: Sean K. Boyle

30. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

31. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

32. Golden Queen will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

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33. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Golden Queen, this Interim Order will govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Sean Boyle

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT

REGISTRAR

CHECKED

51182686.3

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

GOLDEN QUEEN MINING CONSOLIDATED LTD.

PETITIONER

INTERIM ORDER

Sean K. Boyle
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604) 631-3300

51182686.3

APPENDIX “E”

NOTICE OF HEARING OF PETITION

E-1

No.S201843

Vancouver Registry

In the Supreme Court of British ColumbiA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
GOLDEN QUEEN MINING CONSOLIDATED LTD.
AND FALCO RESOURCES LTD.

GOLDEN QUEEN MINING CONSOLIDATED LTD.

PETITIONER

NOTICE OF HEARING OF PETITION

To:               The holders of common shares of Golden Queen Mining Consolidated Ltd. (“Golden Queen Shareholders”)

And to:           The holders of options to purchase common shares of Golden Queen (collectively with the Golden Queen Shareholders, the “Golden Queen Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Golden Queen Mining Consolidated Ltd. (“Golden Queen”) in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on February 18, 2020, the Court has given directions as to the calling of a special meeting of the Golden Queen Shareholders, for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement and the exchange of common shares of Golden Queen for common shares of Falco Resources Ltd. to be effected thereby are procedurally and substantively fair and reasonable to the Golden Queen Shareholders, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on March 26, 2020 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”);

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on March 25, 2020.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Golden Queen Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Golden Queen Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: February 20, 2020	“Sean K. Boyle”
Signature of lawyer for Petitioner
Sean K. Boyle

20

APPENDIX “F”

INFORMATION CONCERNING FALCO

No Securities Authority has expressed an opinion about the Falco Shares issuable under the Arrangement and it is an offence to claim otherwise. Capitalized terms used but not otherwise defined in this Appendix “F” - “Information Concerning Falco” shall have the meaning ascribed to them in the Circular. See “Cautionary Note Regarding Forward-Looking Statements”.

The following information concerning Falco should be read together with the information described below under “Information Concerning Falco - Documents Incorporated by Reference” and the information concerning Falco appearing elsewhere in the Circular. The information contained in this Appendix “F”, unless otherwise indicated, is given as of February 20, 2020. Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with Securities Authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Falco at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2, telephone: 514-905-3162, and are also available electronically at www.sedar.com.

The following documents of Falco are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form of Falco for the financial year ended June 30, 2019, dated January 27, 2020 (the “Falco AIF”);
(b)	the management information circular of Falco dated October 10, 2019 relating to the annual meeting of shareholders of Falco held on November 13, 2019 (the “Falco Circular”);
(c)	the audited financial statements of Falco as at and for the years ended June 30, 2019 and June 30, 2018, together with the notes thereto and the auditor’s report thereon, dated September 20, 2019;
(d)	the management’s discussion and analysis of Falco for the year ended June 30, 2019 (the “Falco Annual MD&A”);
(e)	the unaudited condensed interim financial statements of Falco as at and for the three-month periods ended September 30, 2019 and 2018, together with the notes thereto (the “Falco Interim Financial Statements”);
(f)	the management’s discussion and analysis of Falco for the three-month period ended September 30, 2019 (the “Falco Interim MD&A”); and
(g)	the material change report of the Falco dated February 14, 2020 with respect to the Arrangement.

Any document of the type referred to above in (a) through (g) and any other document of the type required by NI 44-101 to be incorporated by reference in a short form prospectus filed by Falco with a securities commission or similar regulatory authority in Canada after the date of the Circular and prior to the date of completion of the Arrangement will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

F-1

Documents referenced in any of the documents incorporated by reference in this Circular but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Circular are not incorporated by reference in this Circular.

SUMMArY DEscrIption of the business

General

Falco was incorporated on March 16, 2010 under the Business Corporations Act (British Columbia) under the name Druk Capital Partners Inc. On September 21, 2012, Falco changed its name to Falco Pacific Resources Group Inc. On July 24, 2014, Falco changed its name to Falco Resources Ltd. On June 15, 2015, Falco was continued under the Canada Business Corporations Act. A certificate of amendment was issued on November 24, 2017 to include the French form of its name, namely: “Ressources Falco Ltée”.

As of the date of this Circular, Falco is a reporting issuer in each of the provinces of Canada. The head office and principal place of business of Falco is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

Overview of Falco’s Business

Falco is an exploration and development stage company in the business of acquiring, exploring and developing mineral properties in Canada, mainly in the prolific Rouyn-Noranda mining district.

Falco’s activities began in September 2012 following its acquisition of the rights and interests of QMX Gold Corporation in a group of properties located in one of Canada’s most established mining districts, the Rouyn-Noranda mining camp, which has the necessary infrastructure (electricity, rail, water, etc.) in place for exploration and mine development.

Falco is one of the largest claim holders in the Province of Québec, with extensive land holdings in the Abitibi Greenstone Belt. Falco owns mining claims and contractual rights in, or in relation to, mining concessions covering approximately 69,541.84 hectares of land in the Rouyn-Noranda mining camp.

Falco’s focus is on the exploration and development of its mineral properties in the Rouyn-Noranda region of the Province of Québec for base and precious metals, mainly on its wholly-owned Horne 5 polymetallic deposit.

Rouyn-Noranda has a long history of mining and exploration. Since the Horne deposit discovery in the 1920’s, the area has been host to 50 former-producers, including 20 base metal mines and 30 gold mines. A number of copper-zinc volcanogenic massive sulfide (“VMS”) deposits in the mining camp contained gold grades well in excess of those associated with typical VMS deposits, which along with several mesothermal vein type deposits have accounted for more than 19 million ounces of historic gold production from the mining camp as a whole.

Falco acquired an extensive database accumulated by the former owners, consisting of detailed GoCad 3D computerized models of area geology, mine infrastructure, geophysics and lithogeochemistry, as well as results from over four million metres of surface and underground drilling. Falco continues to analyze the data package to identify exploration targets. Included in this process is the identification and selective construction of geological models for highly prospective targets.

Recent Developments

On November 25, 2019, Falco announced amendments to the Senior Loan entered into on February 22, 2019 with Osisko Gold Royalties Ltd (“Osisko”) pursuant to which Osisko agreed to increase the principal amount of the Senior Loan to $15.9 million and extended the maturity date to December 31, 2020.

On February 3, 2020, Falco announced the entering into of an amendment to the silver stream agreement (the "Silver Stream Agreement") entered into among Falco and Osisko on February 27, 2019, relating to Falco's Horne 5 Project (as such term is defined under the heading "Material Mineral Project - Horne 5 Project" of the Falco AIF), whereby Osisko agreed to postpone by one year each of the deadlines granted to Falco to achieve milestones set as condition precedent to Osisko funding the stream deposit and certain other deadlines.

F-2

On February 10, 2020, Falco and Golden Queen entered into the Arrangement Agreement pursuant to which Falco agreed to acquire all of the issued and outstanding Golden Queen Shares which it did not already own. The Arrangement is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia).

Material Mineral Project

Falco considers the Horne 5 Project to be currently its only material mineral project for the purposes of NI 43-101. Information with respect to the Horne 5 Project has been prepared in accordance with NI 43-101 and may be reviewed under the heading “Material Mineral Project - Horne 5 Project” in the Falco AIF. Falco has no other material mineral projects.

CAPITALIZATION

There have been no material changes in the share capitalization or in the indebtedness of Falco since November 14, 2019, the date of the Falco Interim Financial Statements, other than as otherwise disclosed herein.

Falco had 207,878,736 Falco Shares outstanding as of February 20, 2020. Falco expects to issue up to a maximum of 15,968,075 Falco Shares pursuant to the Arrangement, based on the Consideration issuable under the Arrangement by Falco of 1.18 Falco Shares for each Golden Queen Share outstanding as disclosed by Golden Queen under the Arrangement Agreement (being 13,532,267 Golden Queen Shares).

Falco has received the conditional approval of the TSXV for the listing of the Falco Shares issuable under the Arrangement. It is a condition of closing that the TSXV shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Falco Shares issuable pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSXV as soon as possible thereafter.

As of December 31, 2019, Falco had negative working capital of $15.4 million. Cash amounted to $4.2 million as at December 31, 2019. Falco’s monthly cash flow requirements to pay for office and general costs and investments in exploration and development activities is expected to amount to $13.5 million for the next 12 months.

DESCRIPTION OF THE Common shares

Falco is authorized to issue an unlimited number of common shares without nominal or par value. As of February 20, 2020, there were 207,878,736 Falco Shares issued and outstanding.

Holders of Falco Shares are entitled to receive notice of any meetings of shareholders of Falco, to attend and to cast one vote per Falco Share at all such meetings. Holders of Falco Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Falco Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of Falco Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by Falco’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of Falco are entitled to receive on a pro rata basis the net assets of Falco after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Falco Shares with respect to dividends or liquidation. The Falco Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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PRIOR SALES

The following table set out information in respect of Falco Shares that Falco issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Falco Shares.

Date of Issuance	Number of Securities Issued	Type of Security	Price per Security / Exercise Price ($)	Reason for Issuance
February 27, 2019	5,353,791	Common Shares	$0.34	Share for debt settlement
June 28, 2019	7,369,000	Options	$0.30	Security-based compensation

TRADING PRICE AND VOLUME

The Falco Shares are listed and posted for trading on the TSXV under the symbol “FPC”. The following table sets out information in respect of trading price and volume of the Falco Shares during the previous 12 month period.

Date	High ($)	Low ($)	Volume (#)
February 2020(1)	0.31	0.245	1,977,459
January 2020	0.36	0.275	2,895,540
December 2019	0.335	0.19	3,729,958
November 2019	0.225	0.19	1,743,829
October 2019	0.255	0.205	1,342,984
September 2019	0.255	0.205	2,734,186
August 2019	0.305	0.20	7,372,266
July 2019	0.28	0.22	2,772,836
June 2019	0.315	0.22	4,033,819
May 2019	0.255	0.21	1,392,069
April 2019	0.33	0.235	3,406,570
March 2019	0.36	0.31	2,630,397
February 2019	0.37	0.30	3,249,103

Note:
(1)	Up to and including February 19, 2020.

The closing price of the Falco Shares on the TSXV on February 19, 2020 was $0.29.

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RISK FACTORS

Golden Queen Shareholders are encouraged to obtain independent legal, tax and investment advices in their jurisdiction of residence with respect to the Circular, the consequences of the Arrangement and the holding of Falco Shares.

There are certain risks inherent in an investment Falco Shares, including the factors described under the heading “Risk Factors” in the Falco AIF and the Falco Annual MD&A, and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which Golden Queen Shareholders should carefully consider in evaluating whether to approve the Arrangement Resolution. Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, Golden Queen Shareholders should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, in the Falco AIF, in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of Falco. Additional risks and uncertainties of which Falco currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on Falco’s business, financial condition and results of operations. Falco cannot assure Golden Queen Shareholders that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the Falco AIF, in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

Negative Cash Flow from Operations

Falco had negative operating cash flow for the financial year ended June 30, 2019 and for the three months period ended September 30, 2019. Falco’s ability to generate positive operating cash flows will depend upon a number of factors, including, among others, the worldwide market price of metals and the ability of Falco to develop its projects and recover metals from its mineral properties. To the extent that Falco continues to have negative operating cash flows in future periods, it will need to deploy its existing working capital to fund such negative cash flows. Falco will be required to raise additional funds through the issuance of additional equity securities or through further loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to Falco as those previously obtained, or at all.

Market risks associated with Falco

Golden Queen Shareholders will receive a fixed number of Falco Shares under the Arrangement, rather than Falco Shares with a fixed market value. Because this exchange ratio will not be adjusted to reflect any change in the market value of the Falco Shares, the market value of Falco Shares received under the Arrangement may vary significantly from the market value at the dates referenced in the Circular. For example, during the 12-month period ending on January 31, 2020, the trading price of Falco Shares on the TSXV varied from a low of $0.19 to a high of $0.37 and, on the last complete trading day prior to the announcement of the Arrangement (February 10, 2020), the Falco Shares had a closing price on the TSXV of $0.31. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Falco, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, gold and silver price changes, copper and zinc price changes and other factors over which Falco has no control.

Interest of Experts

Certain legal matters relating to the Arrangement will be passed upon on behalf of Falco by Lavery, de Billy, L.L.P. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, the auditors of Falco, has advised that it is independent with respect to Falco within the meaning of the Code of ethics of the chartered professional accountants (Québec).

The technical report entitled “Feasibility Study - Horne 5 Gold Project, Rouyn-Noranda, Québec, Canada” with an effective date of October 5, 2017 and a signature date of October 30, 2017 (the “Technical Report”) was prepared in accordance with NI 43-101 by BBA Inc. (“BBA”), Golder Associates Ltd. (“Golder”), InnovExplo Inc. (“InnovExplo”), Ingénierie RIVVAL Inc. (“RIVVAL”), SNC-Lavalin Stavibel Inc. (“SNC-Lavalin”) and WSP Canada Inc. (“WSP”) and authored by Colin Hardie, P. Eng. (BBA), Pierre Lacombe, P. Eng. (with BBA at the time of drafting of the Technical Report), Valérie Bertrand, P. Geo. (Golder), Rob Bewick, P. Eng. (Golder), Yves Boulianne, P. Eng. (Golder), Michael Bratty, P. Eng. (Golder), Janis Drozdiak, P. Eng. (Golder), Mayana Kissiova, P. Eng. (with Golder at the time of drafting of the Technical Report), Michel Mailloux, P. Eng. (Golder), Serge Ouellet, P. Eng. (Golder), Yves Vallières, P. Eng. (RIVVAL), Geneviève Auger, P. Eng. (InnovExplo), Patrick Frenette, P. Eng. (InnovExplo), Carl Pelletier, P. Geo. (InnovExplo), Luc Gaulin, P. Eng. (SNC-Lavalin), Marie-Claude Dion St-Pierre, P. Eng. (with WSP at the time of drafting of the Technical Report), Claire Hayek, P. Eng. (with WSP at the time of drafting of the Technical Report), Stéphane Lance, P. Eng. (WSP), and Dominick Turgeon, P. Eng. (WSP).

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Such firms or persons each held less than one per cent of the outstanding securities of Falco, or of any associate or affiliate of Falco, when they prepared the Technical Report, or following the preparation of the Technical Report, and either did not receive any or received less than a one per cent direct or indirect interest in any securities of Falco, or of any associate or affiliate of Falco, in connection with the preparation of the Technical Report. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of Falco, or of any associate or affiliate of Falco, with the exception of Mrs. Chantal Sorel, a director of Falco who was also an officer of SNC-Lavalin until March 2019. In addition, Mrs. Mayana Kissiova became employee of Osisko and and Mrs. Claire Hayek, who also became employee of Osisko until December 2018.

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APPENDIX “G”

INFORMATION CONCERNING THE COMBINED COMPANY

No Securities Authority has expressed an opinion about the Falco Shares issuable under the Arrangement and it is an offence to claim otherwise. Capitalized terms used but not otherwise defined in this Appendix “G” - “Information Concerning the Combined Company” shall have the meaning ascribed to them in the Circular. See “Cautionary Note Regarding Forward-Looking Statements”.

The following information concerning the combined company, its business and operations, should be read together with the more detailed information and financial data and statements concerning Falco and Golden Queen contained elsewhere in this Circular, including Appendix “F” - “Information Concerning Falco”. The information contained in this Appendix “G” - “Information Concerning the Combined Company”, unless otherwise indicated, is given as of February 20, 2020. Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars.

Corporate Structure

Name and Incorporation

Following the completion of the Arrangement, the combined company will continue the current operations of Falco and be governed by the laws of the Province of Québec. The combined company will, immediately following the Effective Time, directly own all of the outstanding Golden Queen Shares, and Golden Queen will be a wholly-owned subsidiary of Falco. The business operations of the combined company will be headquartered in Montréal.

Description of the Business of the Combined Company

On completion of the Arrangement, the combined company will carry on the business operated by Falco and its efforts will be directed at the acquisition, exploration, and development of the Horne 5 Project. The combined company is expected to be capitalized with approximately $0.6 million in cash (based on Falco's most recent condensed interim consolidated financial statements as at September 30, 2019).

Description of Securities

The authorized share capital of the combined company will be the same as the currently authorized share capital of Falco and the rights associated with each common share of the combined company will be the same as the rights associated with each Falco Share. The combined company will have an unlimited number of Falco Shares authorized for issuance. Upon completion of the Arrangement, it is anticipated that there will be 223,846,811 Falco Shares issued and outstanding on an undiluted basis, and 243,394,865 Falco Shares issued and outstanding on a fully-diluted basis.

Pro Forma Consolidated Capitalization

Other than as disclosed herein, there have been no material changes in the share capitalization or in the indebtedness of Falco since September 30, 2019, the date of the Falco Interim Financial Statements.

The following table sets forth the capitalization of Falco as at September 30, 2019, as well as at September 30, 2019 after giving effect to the Arrangement. The table should be read in conjunction with the Falco Interim Financial Statements and Falco Interim MD&A, which are incorporated by reference in this Circular as well as the other disclosure contained in this Circular, including the risk factors described under the heading “Risk Factors”, in Appendix “F” - “Information Concerning Falco - Risk Factors” and in the Falco AIF.

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	As at September 30, 2019 (actual)	As at September 30, 2019 after giving effect to the Arrangement (as adjusted)

Share capital(1)	$111,934,936	$117,451,939
Warrants	$744,306	$744,306
Contributed surplus	$13,893,936	$13,893,936
Deficit	$(41,060,499)	$(41,060,499)
Loan Capital	$10,000,000	$15,900,000(2)
Total Capitalization	$95,512,679	$106,929,682
Notes:
(1)	207,878,736 Falco Shares issued and outstanding as of September 30, 2019; 223,846,811 Falco Shares issued and outstanding as of September 30, 2019 after giving effect to the Arrangement, net of estimated transaction costs.
(2)	By Letter Agreement dated November 22, 2019, Osisko Gold Royalties Ltd. agreed to amend the term of its secured senior loan to Falco by increasing the principal amount to $15.9M (the “Loan”), and extending the maturity to December 2020. Interest payable on the principal amount of the Loan at a rate per annum that is equal to 7%, compounded quarterly.

Dividends

There will be no restrictions in the combined company's articles or elsewhere, other than customary general solvency requirements, which would prevent the combined company from paying dividends following completion of the Arrangement.

Principal Securityholders

To the best of the knowledge of the directors and officers of Falco and Golden Queen, upon completion of the Arrangement, other than as set out below, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the combined company common shares, after giving effect to the Arrangement.

Name	Number of Falco Shares	Percentage of Voting Rights
Osisko Gold Royalties Ltd	41,385,240(1)	18.5%(2)

Notes:

(1)	Assuming Osisko Gold Royalties Ltd will not be entitled to receive any Falco Shares under the Arrangement.
(2)	Assuming 223,846,811 Falco Shares outstanding after giving effect to the Agreement, based on there being 207,878,736 Falco Shares outstanding as of the date hereof plus 15,968,075 Falco Shares expected to be issued at the Effective Time to Golden Queen Shareholders in connection with the Arrangement (based on the current number of issued and outstanding Golden Queen Shares.

Officers and Directors of the Combined Company

Officers

Following the completion of the Arrangement, it is expected that the management of the combined company will be the current management of Falco, which includes the following individuals: (i) Luc Lessard, President and Chief Executive Officer; (ii) Anthony Glavac, Chief Financial Officer; (iii) Ronald Bougie, Vice President, Engineering and Construction; (iv) Hélène Cartier, Vice President, Environment and Sustainable Development; (v) Christian Laroche, Vice President, Metallurgy; (vi) André Le Bel, Vice President, Legal Affairs and Corporate Secretary; and (vii) François Vézina, Vice President, Technical Services.

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Directors

Upon completion of the Arrangement, it is expected that board of directors of the combined company will be the current Falco board of directors, which comprised of the following 6 directors: (i) Luc Lessard; (ii) Mario Caron; (iii) Bryan A. Coates; (iv) Paola Farnesi; (v) Angelina Mehta; and (vi) Chantal Sorel.

Executive Compensation

Following the completion of the Arrangement, it is expected that the combined company will maintain the policies of Falco with respect to executive compensation. See “ Named Executive Officer and Director Compensation” in the Falco Circular, which is incorporated by reference in this Circular and available under Falco's issuer profile on SEDAR at www.sedar.com.

Compensation of Directors

Following the completion of the Arrangement, it is expected that the combined company will maintain the policies of Falco with respect to director compensation. See “Named Executive Officer and Director Compensation” in the Falco Circular, which is incorporated by reference in this Circular and available under Falco's issuer profile on SEDAR at www.sedar.com.

Stock Exchange Listing

On the completion of the Arrangement, it is expected that the Falco Shares will continue to trade on the TSXV under the symbol “FPC”.

Auditor

Following the completion of the Arrangement, it is expected that the auditor for the combined company will continue to be PricewaterhouseCoopers LLP.

Registrar and Transfer Agent

Following the completion of the Arrangement, it is expected that the transfer agent and registrar of the combined company will continue to be TSX Trust Company.

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APPENDIX “H”

DISSENT PROVISIONS OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b)	in the case of a dissent in respect of an arrangement approved by a court order made under Section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,
(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or
(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or
(b)	in the case of a right of dissent authorized by a resolution referred to in Section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under Section 260, in respect of a resolution to alter the articles
(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or
(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;
(b)	under Section 272, in respect of a resolution to adopt an amalgamation agreement;
(c)	under Section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;
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(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	under Section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;
(f)	under Section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;
(g)	in respect of any other resolution, if dissent is authorized by the resolution;
(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under Section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and
(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,
(b)	identify in each notice of dissent, in accordance with Section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and
(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

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(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,
(b)	a statement advising of the right to send a notice of dissent, and
(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and
(b)	a statement advising of the right to send a notice of dissent.
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Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in Section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with Section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b)	if the company has complied with Section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c)	if the company has not complied with Section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and
(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in Section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in Section 240(2)(b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under Section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in Section 241, or
(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in Section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;
(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

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(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this Section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under Section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which the company forms the intention to proceed, and
(ii)	the date on which the notice of dissent was received, or
(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,
(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c)	advise the dissenter of the manner in which dissent is to be completed under Section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under Section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,
(b)	the certificates, if any, representing the notice shares, and
(c)	if Section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

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(a)	the dissenter is deemed to have sold to the company the notice shares, and
(b)	the company is deemed to have purchased those shares, and must comply with Section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than Section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than Section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with Section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or
(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with Section 244(1), and
(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with Section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or
(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than Section 247, ceases to apply to the dissenter with respect to the notice shares, or
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(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or
(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than Section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under Section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b)	the resolution in respect of which the notice of dissent was sent does not pass;
(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h)	the notice of dissent is withdrawn with the written consent of the company;
(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under Section 244(4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under Section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,
(b)	the dissenter regains any ability lost under Section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.
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